WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
Audit.Tax.Consulting.Financial Advisory

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Shareholders and Board of Directors of
Woori Finance Holdings Co., Ltd.:
Report on the separate financial statements
We have reviewed the accompanying separate financial statements of Woori finance holdings Co., Ltd. (the “Company”). The financial statements consist of the separate statements of financial position as of June 30, 2011 and December 31, 2010, and the related separate statements of comprehensive income for the three months and six months ended June 30, 2011 and 2010, changes in shareholders’ equity and cash flows for the six months ended June 30, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.
Management’s responsibility for the separate financial statements
The Company’s management is responsible for the preparation and fair presentation of the accompanying separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Independent accountants’ responsibility
Our responsibility is to express a conclusion on the accompanying separate financial statements based on our review.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Review conclusion
Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate financial statements of the Company are not presently fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting, and the requirements of K-IFRS 1101, First-time Adoption of Korean International Financial Reporting Standards, relevant to interim financial reporting.
August 25, 2011
Notice to Readers
This report is effective as of August 25, 2011, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying financial separate statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2011 AND DECEMBER 31, 2010

					Translation into
	Korean Won				U.S. dollars (Note 2)
	June 30,		December 31,		June 30,		December 31,
	2011		2010		2011		2010
	(In millions)				(In thousands)
ASSETS

Cash and cash equivalents (Notes 5 and 19)	~~W~~	164,712	~~W~~	65,346	US$	152,780	US$	60,612
Loans and receivables (Notes 4, 6, 7 and 19)		150,109		155,209		139,235		143,965
Investments in subsidiaries and associates (Note 8)		17,493,228		17,383,228		16,225,979		16,123,948
Fixed assets (Notes 9 and 25)		443		593		411		550
Intangible assets (Note 10)		32		34		30		32
Other assets (Notes 11, 14 and 19)		2,570		3,370		2,385		3,126
Deferred tax assets (Note 18)		948		1,128		877		1,046

	~~W~~	17,812,042	~~W~~	17,608,908	US$	16,521,697	US$	16,333,279

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

Debentures (Notes 4, 7 and 13)	~~W~~	3,654,874	~~W~~	3,654,843	US$	3,390,107	US$	3,390,078
Retirement benefit obligation (Notes 14 and 19)		868		—		805		—
Current tax liability (Note 18)		118,147		124,079		109,588		115,090
Other financial liabilities (Notes 7,12 and 19)		21,851		23,889		20,269		22,159
Other liabilities (Note 12)		1,922		1,926		1,782		1,787

		3,797,662		3,804,737		3,522,551		3,529,114

SHAREHOLDERS’ EQUITY

Common stock (Note 15)	~~W~~	4,030,077	~~W~~	4,030,077	US$	3,738,129	US$	3,738,129
Capital surplus (Note 15)		84,488		84,488		78,367		78,367
Other equity (Note 16)		(18)		(18)		(17)		(17)
Retained earnings (Note 17)		9,899,833		9,689,624		9,182,667		8,987,686

		14,014,380		13,804,171		12,999,146		12,804,165

	~~W~~	17,812,042	~~W~~	17,608,908	US$	16,521,697	US$	16,333,279

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

	Korean Won								Translation into U.S. dollars (Note 2)
	2011				2010				2011				2010
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30
	(In millions, except for earning per share data)								(In thousands, except for earning per share data)
NET INTEREST INCOME (EXPENSE) (Notes 19 and 20)
Interest income	~~W~~	2,245	~~W~~	3,200	~~W~~	3,142	~~W~~	5,432	US$	2,082	US$	2,968	US$	2,914	US$	5,038
Interest expense		56,362		113,038		61,189		122,308		52,278		104,849		56,756		113,447

		(54,117)		(109,838)		(58,047)		(116,876)		(50,196)		(101,881)		(53,842)		(108,409)

NET FEES INCOME (EXPENSE) (Note 19)
Fees income		17,813		35,626		—		—		16,523		33,045		—		—
Fees expense		1,828		4,511		2,616		3,505		1,696		4,184		2,426		3,251

		15,985		31,115		(2,616)		(3,505)		14,827		28,861		(2,426)		(3,251)

DIVIDENDS (Note 19)		15,570		516,008		25,541		407,130		14,442		478,627		23,691		377,637
REVERSAL OF IMPAIRMENT LOSS ON CREDIT LOSS (Note 22)		—		—		—		242		—		—		—		224
OTHER NET OPREATING EXPENSES (Notes 19 and 21)		(12,914)		(25,392)		(8,415)		(16,104)		(11,979)		(23,552)		(7,806)		(14,938)

OPERATING INCOME (LOSS) (Note 24)		(35,476)		411,893		(43,537)		270,887		(32,906)		382,055		(40,383)		251,263
NON-OPERATING INCOME (EXPENSE)		—		—		—		—		—		—		—		—

INCOME (LOSS) BEFORE INCOME TAX		(35,476)		411,893		(43,537)		270,887		(32,906)		382,055		(40,383)		251,263
INCOME TAX EXPENSE (INCOME) (Note 18)		11		180		(1,209)		(1,209)		10		167		(1,121)		(1,121)

NET INCOME (LOSS)	~~W~~	(35,487)	~~W~~	411,713	~~W~~	(42,328)	~~W~~	272,096	US$	(32,916)	US$	381,888	US$	(39,262)	US$	252,384

OTHER COMPREHENSIVE INCOME, NET OF TAX	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	US$	—	US$	—	US$	—	US$	—

COMPREHENSIVE NET INCOME (LOSS)	~~W~~	(35,487)	~~W~~	411,713	~~W~~	(42,328)	~~W~~	272,096	US$	(32,916)	US$	381,888	US$	(39,262)	US$	252,384
EARNING PER SHARE (Note 23)
Basic and Diluted	~~W~~	(44)	~~W~~	511	~~W~~	(53)	~~W~~	338	US$	(0.04)	US$	0.47	US$	(0.05)	US$	0.31

See accompanying notes to separate financial statement

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

	Common		Capital				Retained
Korean Won	stock		surplus		Other equity		earnings		Total
	(in millions)
January 1, 2010	~~W~~	4,030,077	~~W~~	84,488	~~W~~	(18)	~~W~~	9,606,215	~~W~~	13,720,762
Dividends		—		—		—		(80,601)		(80,601)
Net income		—		—		—		272,096		272,096

June 30, 2010	~~W~~	4,030,077	~~W~~	84,488	~~W~~	(18)	~~W~~	9,797,710	~~W~~	13,912,257

January 1, 2011	~~W~~	4,030,077	~~W~~	84,488	~~W~~	(18)	~~W~~	9,689,624	~~W~~	13,804,171
Dividends		—		—		—		(201,504)		(201,504)
Net income		—		—		—		411,713		411,713

June 30, 2011	~~W~~	4,030,077	~~W~~	84,488	~~W~~	(18)	~~W~~	9,899,833	~~W~~	14,014,380

Translation into	Common		Capital				Retained
U.S. dollars (Note 2)	stock		surplus		Other equity		earnings		Total
	(in thousands)
January 1, 2010	US$	3,738,129	US$	78,367	US$	(17)	US$	8,910,319	US$	12,726,798
Dividends		—		—		—		(74,762)		(74,762)
Net income		—		—		—		252,384		252,384

June 30, 2010	US$	3,738,129	US$	78,367	US$	(17)	US$	9,087,941	US$	12,904,420

January 1, 2011	US$	3,738,129	US$	78,367	US$	(17)	US$	8,987,686	US$	12,804,165
Dividends		—		—		—		(186,907)		(186,907)
Net income		—		—		—		381,888		381,888

June 30, 2011	US$	3,738,129	US$	78,367	US$	(17)	US$	9,182,667	US$	12,999,146

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

					Translation into
	Korean Won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	411,713	~~W~~	272,096	US$	381,888	US$	252,384
Adjustment to net income:		(405,990)		(291,463)		(376,579)		(270,349)
Income tax expense (income)		180		(1,209)		167		(1,121)
Interest income		(3,200)		(5,432)		(2,968)		(5,038)
Interest expense		113,038		122,308		104,849		113,447
Dividend income		(516,008)		(407,130)		(478,627)		(377,637)
Depreciation		206		131		190		122
Amortization		2		4		3		4
Retirement benefit		980		434		909		403
Reversal of impairment loss on credit loss		—		(242)		—		(224)

Changes in operating assets and liabilities:		(223)		41,899		(208)		38,865
Decrease (increase) in loans and receivables		(175)		39,230		(162)		36,389
Decrease in other assets		799		873		741		810
Decrease (increase) in retirement benefit obligation		(112)		114		(104)		106
Increase (decrease) in other financial liabilities		(730)		1,957		(677)		1,815
Decrease in other liabilities		(5)		(275)		(6)		(255)

Cash received (paid) from operating activities:		405,611		290,102		376,228		269,087
Income tax expense paid		—		—		—		—
Interest income received		2,543		5,275		2,359		4,893
Interest expense paid		(112,940)		(122,303)		(104,758)		(113,443)
Dividend income received		516,008		407,130		478,627		377,637

Net cash provided by operating activities		412,299		312,961		382,431		290,292

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

					Translation into
	Korean Won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of investments in subsidiaries and associates	~~W~~	110,000	~~W~~	—	US$	102,031	US$	—
Acquisition of fixed assets		56		8		51		7
Acquisition of intangible assets		—		19		—		18

Net cash used in investing activities		(110,056)		(27)		(102,082)		(25)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of debentures		408,627		249,270		379,025		231,213
Increase in borrowings		10,000		10,000		9,276		9,276
Redemption of debentures		(410,000)		(250,000)		(380,299)		(231,889)
Redemption of borrowings		(10,000)		(70,000)		(9,276)		(64,929)
Payment of dividends		201,504		80,601		186,907		74,762

Net cash used in financing activities		(202,877)		(141,331)		(188,181)		(131,091)

NET INCREASE IN CASH AND CASH EQUIVALENTS		99,366		171,603		92,168		159,176

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		65,346		23,267		60,612		21,581

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	~~W~~	164,712	~~W~~	194,870	US$	152,780	US$	180,757

See accompanying notes to separate financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010
WOORI FINANCE HOLDINGS CO., LTD.
1. GENERAL
Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries including Woori Bank and 141 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of June 30, 2011.
As its incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares (~~W~~5,000 per share) issued. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of June 30, 2011, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which KDIC owns 459,198,609 shares (56.97% ownership).
On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.
2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES
(1) Basis of presentation financial statements
The Company has adopted the Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011 and the accompanying financial statements are prepared on K-IFRS. In accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standards, the transition date to K-IFRS is January 1, 2010. An explanation of how the transition to K-IFRS has affected the financial position as of January 1, 2010 (date of transition), June 30, 2011 and December 31, 2010, and comprehensive income for the six months ended June 30, 2011 and the year ended December 31, 2010 of the Company is provided in Note 27 “Transition Effects of K-IFRS.”
The Company maintains its official accounting records in Korean Won and prepares separate financial statements in conformity with K-IFRS, in the Korean language (Hangul). Accordingly, these consolidated financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.
The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,078.10 to US$ 1.00 at June 30, 2011, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.
The Company’s interim separate financial statements for the six months ended June 30, 2011, the period presented in the first K-IFRS financial statement, are prepared in accordance with K-IFRS 1034 Interim Financial Reporting.

There may be newly or amended K-IFRS and interpretations that are effective subsequent to the current period-end during 2011 or during 2012 which early-adoption is permitted during 2011. Accordingly, accounting policies that are used for the preparation of the interim separate financial statements may be different from the policies that are used for the preparation of the first annual financial statements in accordance with K-IFRS as of and for the period ending December 31, 2011. Currently, enactments and amendments of the K-IFRS are in progress, and the financial information presented in the interim financial statements may change accordingly in the first annual financial statements.
Major accounting policies used for the preparation of the interim separate financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.
The company’s financial statement has been filled out based on the historical cost method except for specific non-current assets and financial assets. The historical cost is generally measured by fair value of acquired assets.
(2) Investment in subsidiaries, jointly controlled entities and associates
The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements, K-IFRS 1028 Investments in Associates and K-IFRS 1031 Interests in Joint Ventures. The separate financial statements are presented by an investor in subsidiaries, jointly controlled entities or associates, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees. The Company accounts for the investments in subsidiaries, jointly controlled entities or associates at cost, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. The Company recognizes dividends from subsidiaries, jointly controlled entities or associates in profit or loss in the separate financial statements when its right to receive the dividend is established.
When there is indication of impairment, the entire carrying amount of investment (including goodwill) in a subsidiary, a jointly controlled entity or an associate is tested for impairment in accordance K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of fair value less costs to sell and value in use) with its carrying amount. An impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.
(3) Fixed Assets
Fixed assets are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of fixed assets is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.
Subsequent costs to replace part of the fixed assets are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.
Fixed assets are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Estimated useful lives
Structures in leased office	4 to 5 years
Properties for business purposes	4 to 5 years

The Company reviews the depreciation method, the estimated useful lives and residual values of fixed assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.
(4) Intangible assets
Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.
(5) Impairment of non-financial assets
Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Company estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.
(6) Financial assets and financial liabilities
1) Classification of financial assets
Financial assets are classified into the following categories depending on the nature and purpose of possession: ‘financial assets at FVTPL’, ‘loans and receivables’, ‘available-for-sale financial assets’ and ‘held-to-maturity investments.’
a) Financial assets at FVTPL
Financial assets are classified as at FVTPL when the financial asset is held for trading or is designated at FVTPL at initial recognition. All derivatives including the embedded derivatives, which are separated from the host contract, are classified as trading securities, unless they are designated and effective hedging instruments.
A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:
•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or
•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire hybrid (combined) contract to be designated as at FVTPL
b) Loans and receivables
Non-derivative financial assets that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables.’
c) Available-for-sale (AFS) financial assets
Available-for-sale financial assets are those non-derivatives financial assets that are either designated as AFS or are not classified as ‘financial assets at FVTPL’, ‘held-to-maturity investments’ or ‘loans and receivables.’
d) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity.

2) Financial liabilities classification
Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized costs.
a) Financial liabilities at FVTPL
Financial liabilities at FVTPL include a financial liability held for trading and a financial liability designated at FVTPL. All derivatives including the embedded derivatives separated from the host contract are classified as financial liabilities held for trading unless they are designated and effective hedging instruments.
The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.
b) Financial liabilities measured at amortized costs
Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.
3) Recognition and Measurement
Standard trading transaction of a financial asset is recognized at the date of transaction when the Company becomes a party to the contractual provisions of the asset. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition plus transaction costs that are directly attributable to the acquisition (issuance). Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statement of comprehensive income.
Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. Held-to-maturity financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.
Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statement of comprehensive income during the period in which they arise. Changes in the fair value of monetary and non-monetary securities, which are classified as AFS financial assets, are recognized in other comprehensive income. Changes in the fair value of AFS monetary assets denominated in a foreign currency are comprised of exchange differences on amortized costs and other carrying value fluctuation. Exchange differences on AFS monetary assets are recognized in profit or loss and changes in carrying value that is not related to the exchange differences are recorded in other comprehensive income.
Dividends income of financial assets at FVTPL and AFS financial assets is recognized in profit or loss when the Company’s right to receive the dividend is established.
Where the AFS financial asset is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in other comprehensive income is reclassified to profit or loss.
4) Derecognition of financial assets
The Company derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.
(7) Offsetting financial instruments
Financial assets and liabilities are presented net in the statement of financial position when the Company has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.

(8) Impairment of the financial assets
1) Assets measured at amortized costs

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is considered to be impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the estimated future cash flows of the financial asset have been affected.
The criteria used to determine whether there is objective evidence of impairment include:
•	significant financial difficulty of the issuer or obligor; or

•	a breach of contract, such as a default or delinquency in interest or principal payments; or

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the

•	borrower a concession that the lender would not otherwise consider; or

•	it becoming probability that the borrower will enter bankruptcy or financial re-organization; or

•	the disappearance of an active market for the financial asset due to financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.
For individually significant financial assets, the Company assesses whether objective evidence of impairment exists individually, and it assesses for impairment of financial assets that are not significant on an individual or collective basis. If there is no objective evidence of impairment exists for financial assets individually assessed, the Company includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Company recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.
The amount of impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of impairment loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in profit or loss.
For loans and receivables or held-to-maturity financial assets with a variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.
Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.
Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected, and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.
For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.
When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a group of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) needs to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.

When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in profit or loss.
2) Available-for-sale financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that the Company’s financial asset (or a group of financial assets) is impaired. For debt securities, the Company uses the criteria refer to (8)-1) above.
For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below the cost is objective evidence of impairment. If there is objective evidence of impairment for AFS financial assets, the cumulative loss, which recognizes the difference between the acquisition cost and the current fair value as other comprehensive income except the impairment loss previously recognized in profit or loss, is removed from equity and recognized in profit or loss. For AFS equity instruments, impairment losses recognized in profit or loss are not reversed through profit or loss. When the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in profit or loss.
(9) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.
(10) Capital stock
Common stock is classified as equity and mandatorily redeemable preferred stock is classified as a liability. Direct expenses relevant to issuance of new stock and stock option are recognized as a deduction from equity, net of tax effects.
When the Company purchases its common stock (treasury stock), payment including direct transaction cost (net of tax effects) is recognized as a deduction from the Company’s equity until the common stock is disposed of or reissued. In the case of reissuance of the treasury stock, received amount (net of direct transaction costs and relevant tax effects) is included in equity attributable to the Company’s shareholders.
(11) Revenue recognition
The Company’s revenue includes brand royalty income. If the Company can measure the amounts of revenue reliably and it is probable that future economic benefits can flow to the Company, revenue is recognized on an accrual basis in accordance with the economic substance of the relevant contract.
(12) Income tax expense
Income tax consists of current and deferred income tax. Income tax is recognized in profit or loss except when it relates to elements recognized in other comprehensive income or directly in equity. Financial liabilities (assets) at FVTPL is measured at the amount expected to be paid to taxation authorities (recovered from taxation authorities) using the tax rates and tax laws that have been enacted by the reporting date or substantively enacted.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Company does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date - the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled — or substantially enacted.
Deferred tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.

Deferred tax assets in accordance with the related investments in subsidiaries and associates are recognized except where the timing of the reversal of the temporary difference can be controlled and it is probable that the expected future temporary difference does not reverse.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities are relevant to income taxes levied by the same taxation authorities.
In accordance with the Korean Corporate Tax Act, the Company and its 100%-owned domestic subsidiaries have filed a consolidated tax return. Accordingly, the Company recognizes total corporate income tax due that it will pay on behalf of its subsidiaries as a current tax liability and the amounts due from subsidiaries as loans and receivables.
(13) Employee benefits
1) Short-term employee benefits
The Company recognizes the undiscounted amount of short-term employee benefits it expects to pay in exchange for the services, when the services are rendered by the employee. In addition, in connection with compensated absences, the Company recognizes liabilities and expenses when the employees renders services that increase the employee’s right to future compensated absences. Though the Company does not have a legal obligation, as it believes it has a constructive obligation, the Company recognizes expenses and liabilities related to bonuses to employees.
2) Retirement benefits
The Company operates defined benefit plans.
For defined benefit plans, the liability recognized in the statement of financial position is the present value of the current defined benefit obligation at the date of the statement of financial position, less the fair value of plan assets, as adjusted for unrecognized past service cost.
The defined benefit obligation is calculated on an annual basis by independent actuaries according to the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.
Actuarial gains and losses arising from the differences between changes in actuarial assumptions and what has actually occurred are recognized in profit or loss in the period in which they occur.
(14) Interest income and expense recognition
Interest income and expense from held-to-maturity financial assets measured at amortized cost, loans and receivables, and other financial liabilities are recognized on an accrual basis using the effective interest method.
(15) Earnings per share (“EPS”)
Basic earnings per share is calculated by dividing net income from the comprehensive income statement by the number of outstanding common shares, and diluted EPS is calculated by adjusting earnings and number of shares for the effects of all dilutive potential common shares.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS
The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.
(1) Income taxes
The Company recognizes future tax obligations as a result of the operating activities through June 30, 2011 as current and deferred income taxes based on its best estimates. The actual final outflow of income taxes, however, can differ from the amounts recognized. Such differences may impact the current income taxes and deferred income tax assets and liabilities in the period of final settlement.
(2) Fair value of financial instruments
The fair value of financial instruments that are not traded in active markets is established by using valuation techniques. The Company uses its judgment to select a variety of valuation techniques and make assumptions based on the market conditions as of June 30, 2011.
(3) Impairment loss on financial assets
The Company individually recognizes an impairment loss for financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.
4. RISK MANAGMENT
The Company’s operating activity is exposed to various financial risks; hence, the Company is required to analyze and assess the level of complex risks, determine the permissible level of risks or to manage the risks.
The Company’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its scope.
The Company has established an approach to manage the acceptable level of risks to the Company and eliminate the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.
The risk management department manages the Company’s policy. The risk management committee, as the highest decision making organization, makes the decision on its risk strategy such as allocation of capital at risk and establishment of risk limit.
(1) Credit risk
Credit risk represents the possibility of financial loss from a credit event that counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.
1) Credit risk management
In order to measure its credit risk, the Company considers the possibility of failure in performing its obligation to its counterparties, credit exposure in the counterparty and associated default risk and the rate of default loss. The Company uses credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Company utilizes a grade derived using statistical methods other than using the obligor’s financial statements and exercising management’ judgment.

2) Risk limit management
In order to manage credit risk limit, the Company establishes and manages the appropriate credit line by obligor, company and industry through the management of obligors, total exposures and loan portfolios when approving the loan.
3) Credit risk mitigation
The Company mitigates credit risk to reduce the credit risk on Company-owned assets through the purchase of financial collateral, physical collateral, guarantees, on-balance sheet netting and credit derivatives that becomes less related with the obligor’s credit condition. The Company has adopted the entrapment method among the credit risk mitigation techniques as acknowledged by BASEL II standards. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Company regularly performs a revaluation of collateral reflecting such credit risk mitigation.
4) Maximum exposure to credit risk
The Company’s maximum exposure to credit risk are as follows in carrying amounts (Unit: Korean Won in millions):

	June 30, 2011
	Banks		Companies		Total
Loans neither overdue nor impaired	~~W~~	140,932	~~W~~	9,183	~~W~~	150,115
Loans overdue but not impaired		—		—		—
Impaired loans		—		—		—

Total		140,932		9,183		150,115

Provisions for bad debts		—		6		6

Net amount	~~W~~	140,932	~~W~~	9,177	~~W~~	150,109

	December 31, 2010
	Banks		Companies		Total
Loans neither overdue nor impaired	~~W~~	142,653	~~W~~	12,562	~~W~~	155,215
Loans overdue but not impaired		—		—		—
Impaired loans		—		—		—

Total		142,653		12,562		155,215

Provisions for bad debts		—		6		6

Net amount	~~W~~	142,653	~~W~~	12,556	~~W~~	155,209

Above financial assets are all maintained at or above the permissible level of credit rating.

(2) Market risk
Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.
Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.
1) Market risk management
For trading activities, the Company makes judgment to avoid, bear or mitigate risks by identifying the underlying source of the risks: measuring parameters and evaluating their appropriateness.
2) Market risk measurement
The Company uses both a standard and an internal model-based approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital, while an internal risk measurement model is used to calculate general capital market risk and it is used to measure internal risk.
3) Risk limit management
As of June 30, 2011 and December 31, 2010, the Company is not exposed to market risk in connection with trading activities.
4) Sensitivity analysis of market risk
The Company performs the market risk sensitivity for trading and non-trading activities.
As of June 30, 2011 and December 31, 2010, the Company is exposed only to interest rate risk from non- trading activities.
Based on market risk sensitivity analysis of non- trading activities, Earning at Risk(“EaR”) and Value at Risk(“VaR”) are as follows (Unit: Korean Won in millions):

June 30, 2011				December 31, 2010
EaR		VaR		EaR		VaR
~~W~~	(33,253)	~~W~~	(163,162)	~~W~~	(22,702)	~~W~~	(168,350)
5) Other market risk
The Company’s Cash flows maturities as of June 30, 2011 and December 31, 2010 are as follows: (Unit: Korean Won in millions):

					Within 3		3 to 6		6 to 9		9 to 12
			Total		months		months		months		months
June 30, 2011	Assets	Loans and Receivables	~~W~~	1,017	~~W~~	—	~~W~~	1,017	~~W~~	—	~~W~~	—
	Liabilities	Debentures		3,714,136		3,714,136		—		—		—

December 31, 2010	Assets	Loans and Receivables		1,044		—		—		—		1,044
	Liabilities	Debentures		3,715,450		3,715,450		—		—		—
Cash flows in the table above include both principal and interest.

(3) Liquidity risk
Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.
1) Liquidity risk management
Liquidity risk management is to prevent potential cash shortage as a result of the mismatching of uses of funds (liabilities) and sources of funds (assets) or unexpected cash outflows. All assets and liabilities on the statement of financial position and derivative financial instruments off-balance sheet are subject to liquidity risk management.
Assets and liabilities are grouped by respective accounts under Asset Liability Management (“ALM”) in accordance with the characteristics of the accounts. The Company manages liquidity risk by identifying the maturity gap and gap ratio through various cash flows analysis (i.e. based on remaining maturity, contract period, etc.); while maintaining the gap ratio at or below the an set limit.
2) Maturity analysis of non-derivative financial liabilities
The Company’s maturity analysis of non-derivative financial liabilities, according to the remaining maturity as of June 30, 2011 and December 31, 2010 are as follows (Unit: Korean Won in millions):

			Within 3		3 to 6		6 to 9		9 to 12		1 to 5
		Total	months		months		months		months		years
June 30, 2011	Debentures	~~W~~4,097,558	~~W~~	254,338	~~W~~	549,124	~~W~~	103,958	~~W~~	231,488	~~W~~	2,958,650
	Other financial liabilities	21,852		21,852		—		—		—		—

December 31, 2010	Debentures	4,153,983		50,596		368,866		263,363		570,492		2,900,666
	Other financial liabilities	23,889		23,889		—		—		—		—
Above maturity analysis assumes that the contractual maturity is the same as the expected maturity and includes both principal and interest cash flows.
(4) Capital risk management
Pursuant to Financial Holding Company Supervisory Regulation, The Company calculates and manages the debt ratio as ‘total liability divided by total equity subtracting regulatory reserve for bad debt’; and calculates the dual leverage ratio as ‘total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for bad debt’, for capital risk management purposes.
Debt ratio and dual leverage ratio is as follows:

June 30, 2011		December 31, 2010
Debt ratio	Dual leverage ratio	Debt ratio	Dual leverage ratio
27.10%	124.82%	27.56%	125.93%
5. CASH AND CASH EQUIVALENTS
Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Demand deposit	~~W~~	27,904	~~W~~	65,346
Term deposit		136,808		—

	~~W~~	164,712	~~W~~	65,346

6. LOANS AND RECEIVABLES
(1) Details of loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Deposits	~~W~~	—	~~W~~	98
Loans		1,000		1,000
Provisions for bad debts		(6)		(6)
Receivables		118,858		124,491
Accrued income		130		40
Telex and telephone subscription rights		—		25
Refundable rent deposits		32,502		32,502
Present value discount on refundable deposits		(2,375)		(2,941)

	~~W~~	150,109	~~W~~	155,209

(2) Details of changes in provisions for bad debts are as follows (Unit: Korean Won in millions):

	2011		2010
	Six months		Year ended
	ended June 30		December 31
Beginning balance	~~W~~	6	~~W~~	849
Reversal		—		(843)

Ending balance	~~W~~	6	~~W~~	6

(3) Pursuant to Article 27 of Financial Holding Company Supervisory Regulation, the Company is required to establish an additional reserve for bad debts when the provision for bad debts under K-IFRS for accounting purpose is less than the amount for regulatory purpose. As of June 30, 2011, no additional reserve for bad debts is required since the recognized provision for accounting purpose exceeds the required provision for regulatory purpose.
7. THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
Fair Value and carrying value of financial assets and liabilities measured at amortized costs are as follows (Unit: Korean Won in millions):

		June 30, 2011				December 31, 2010
		Fair Value		Book Value		Fair Value		Book Value
Financial assets	Loans and receivables (*1)	~~W~~	150,109	~~W~~	150,109	~~W~~	155,209	~~W~~	155,209
Financial liabilities	Debentures		3,757,343		3,654,874		3,798,124		3,654,843
	Other financial liabilities (*1)		21,852		21,852		23,889		23,889

		~~W~~	3,779,195	~~W~~	3,676,726	~~W~~	3,822,013	~~W~~	3,678,732

(*1)	As the Company considers the difference between the book value and the fair value to be not significant differences, it uses book value as the relevant fair value of financial assets and liabilities.

8. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES
Investments in subsidiaries and associates accounted for using the cost method are as follows (Unit: Korean Won in millions):

			June 30, 2011			December 31, 2010
			Ownership	Carrying		Ownership	Carrying
Company	Country	Year-end date	(%)	value		(%)	value
Woori Bank	Korea	December, 31	100.0	~~W~~	13,621,824	100.0	~~W~~	13,621,824
Kwangju Bank	”	December, 31	99.9		976,284	99.9		976,284
Kyongnam Bank	”	December, 31	99.9		1,443,661	99.9		1,443,661
Woori FIS Co., Ltd. (*1)	”	December, 31	100.0		15,013	100.0		15,013
Woori Investment Securities Co., Ltd.	”	March, 31	35.0		754,782	35.0		754,782
Woori F&I Co., Ltd.	”	December, 31	100.0		166,563	100.0		166,563
Woori Asset Management Co., Ltd.	”	March. 31	100.0		67,456	100.0		67,456
Woori Private Equity Co., Ltd.	”	December, 31	100.0		24,246	100.0		24,246
Woori Financial Co., Ltd.	”	December, 31	52.5		207,346	52.5		207,346
Woori Aviva Life Insurance Co., Ltd. (*2)	”	March, 31	51.6		106,053	51.6		106,053
Woori FG Savings Bank (*3)	”	June, 30	100.0		110,000	—		—

				~~W~~	17,493,228		~~W~~	17,383,228

(*1)	Woori Finance Information System Co., Ltd. changed its name to Woori FIS Co., Ltd. on May 1, 2011.

(*2)	As a jointly controlled entity, Woori Aviva Life Insurance Co., Ltd. is not included in the consolidated subsidiaries.

(*3)	Woori FG Savings Bank, a 100% owned subsidiary, was established during the six months ended June 30, 2011.

9. FIXED ASSETS
(1) Details of fixed assets are as follows (Unit: Korean Won in millions):

	June 30, 2011
	Properties for		Structures in leased
	business purposes		office		Total
Acquisition cost	~~W~~	1,729	~~W~~	459	~~W~~	2,188
Accumulated depreciation		(1,424)		(321)		(1,745)

	~~W~~	305	~~W~~	138	~~W~~	443

	December 31, 2010
	Properties for		Structures in leased
	business purposes		office		Total
Acquisition cost	~~W~~	1,699	~~W~~	433	~~W~~	2,132
Accumulated depreciation		(1,243)		(296)		(1,539)

	~~W~~	456	~~W~~	137	~~W~~	593

(2) Details of changes in fixed assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2011
	Properties for		Structures in leased
	business purposes		office		Total
Beginning balance	~~W~~	456	~~W~~	137	~~W~~	593
Acquisition		30		26		56
Depreciation		(181)		(25)		(206)

Ending balance	~~W~~	305	~~W~~	138	~~W~~	443

	For the year ended December 31, 2010
	Properties for		Structures in leased
	business purposes		office		Total
Beginning balance	~~W~~	552	~~W~~	132	~~W~~	684
Acquisition		123		49		172
Depreciation		(219)		(44)		(263)

Ending balance	~~W~~	456	~~W~~	137	~~W~~	593

10. INTANGIBLE ASSETS
(1) Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2011
	Computer		Industrial		Membership
	software		property rights		deposit		Total
Acquisition cost	~~W~~	38	~~W~~	107	~~W~~	15	~~W~~	160
Accumulated depreciation		(36)		(92)		—		(128)

	~~W~~	2	~~W~~	15	~~W~~	15	~~W~~	32

	December 31, 2010
	Computer		Industrial		Membership
	software		property rights		deposit		Total
Acquisition cost	~~W~~	38	~~W~~	107	~~W~~	15	~~W~~	160
Accumulated depreciation		(36)		(90)		—		(126)

		2	~~W~~	17	~~W~~	15	~~W~~	34

(2) Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2011
	Computer		Industrial		Membership
	software		property rights		deposit		Total
Beginning balance	~~W~~	2	~~W~~	17	~~W~~	15	~~W~~	34
Amortization		—		(2)		—		(2)

Ending balance	~~W~~	2	~~W~~	15	~~W~~	15	~~W~~	32

	For the year ended December 31, 2010
	Computer		Industrial		Membership
	software		property rights		deposit		Total
Beginning balance	~~W~~	3	~~W~~	6	~~W~~	15	~~W~~	24
Acquisition		—		19		—		19
Amortization		(1)		(8)		—		(9)

Ending balance	~~W~~	2	~~W~~	17	~~W~~	15	~~W~~	34

11. OTHER ASSETS
Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Prepaid expenses	~~W~~	2,570	~~W~~	3,236
Plan assets (Note 14)		—		134

	~~W~~	2,570	~~W~~	3,370

12. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES
Details of other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Other financial liabilities
Accounts payables	~~W~~	1,385	~~W~~	2,102
Accrued expenses		20,358		21,701
Withholdings		108		86

Total	~~W~~	21,851	~~W~~	23,889

Other liabilities
Withholding taxes		1,791		1,796
Others		131		130

Total	~~W~~	1,922	~~W~~	1,926

13. DEBENTURES AND BORROWINGS
(1) Details of debentures are as follows (Unit: Korean Won in millions):

	Issuance	Annual
	date	interest rate (%)	Maturity	June 30, 2011		December 31, 2010
Series 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
Series 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
Series 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		—		160,000
Series 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		170,000
Series 21st bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		—		200,000
Series 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011		250,000		250,000
Series 23-2nd bonds	Dec. 9, 2008	8.13	Dec. 9, 2011		530,000		530,000
Series 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013		60,000		60,000
Series 25-1st bonds	Mar. 24, 2009	5.24	Mar. 24, 2011		—		50,000
Series 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012		100,000		100,000
Series 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014		150,000		150,000
Series 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015		300,000		300,000
Series 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012		220,000		220,000
Series 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014		80,000		80,000
Series 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012		60,000		60,000
Series 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013		140,000		140,000
Series 29-1st bonds	May. 20, 2010	4.45	May. 20, 2013		30,000		30,000
Series 29-2nd bonds	May. 20, 2010	5.11	May. 20, 2015		220,000		220,000
Series 30-1st bonds	Aug. 3, 2010	4.51	Aug, 3, 2013		50,000		50,000
Series 30-2nd bonds	Aug. 3, 2010	4.97	Aug, 3, 2015		250,000		250,000
Series 31-1st bonds	Nov. 9, 2010	3.98	Nov. 9, 2013		100,000		100,000
Series 31-2nd bonds	Nov. 9, 2010	4.32	Nov. 9, 2014		150,000		150,000
Series 32nd bonds	Feb. 24, 2011	4.39	Feb. 24, 2014		50,000		—
Series 33rd bonds	Mar. 14, 2011	4.23	Mar. 14, 2014		160,000		—
Series 34-1st bonds	May. 24, 2011	4.06	May. 24, 2014		100,000		—
Series 34-2rd bonds	May. 24, 2011	4.22	May. 14, 2016		100,000		—

					3,660,000		3,660,000
Less: discounts on bonds payable					(5,126)		(5,157)

Total				~~W~~	3,654,874	~~W~~	3,654,843

All debentures above are to be paid in full at maturity.
(2) Details of the Company’s line of credits are as follows. In addition, as of June 30, 2011 and December 31, 2010, there is no outstanding amount from the line of credit. (Unit: Korean Won in millions):

	Annual interest rate (%)	Maturity	Line of credit

Hana Bank	CD(3M)+2.50	July 14, 2011	~~W~~	100,000
Kookmin Bank	5.30	November 30, 2011		150,000

14. RETIREMENT BENEFIT OBLIGATION
(1) Details of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010 (*)
Retirement benefit obligation	~~W~~	4,373	~~W~~	3,544
Fair value of plan assets		(3,505)		(3,678)

	~~W~~	868	~~W~~	(134)

(*)	As of December 31, 2010, the fair value of plan assets that exceeded the present value of the Company’s defined benefit obligation, was recognized as other assets.
(2) Details of changes in carrying value of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	Six months ended		Year ended
	June 30, 2011		December 31, 2010
Beginning balance	~~W~~	3,544	~~W~~	2,075
Current service cost		709		290
Interest expense		89		82
Actuarial loss		255		689
Retirement benefit paid		(324)		(286)
Succession amount of retirement benefit		100		694

Ending balance	~~W~~	4,373	~~W~~	3,544

(3) Details of changes in plan assets are as follows (Unit: Korean Won in millions):

	Six months ended		Year ended
	June 30, 2011		December 31, 2010
Beginning balance	~~W~~	3,678	~~W~~	1,414
Expected gain on plan assets		99		78
Actuarial gain (loss)		(26)		3
Employer’s contributions		—		2,249
Retirement benefit paid		(246)		(66)

Ending balance	~~W~~	3,505	~~W~~	3,678

(4) Details of plan assets are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Equity instrument	~~W~~	111	~~W~~	107
Deposit		3,394		3,571

	~~W~~	3,505	~~W~~	3,678

(5) Details of the amounts recognized in profit or loss in accordance with defined benefit plan are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Current service cost	~~W~~	709	~~W~~	290
Interest expense		89		82
Expected gain on plan assets		(99)		(78)
Actuarial loss		281		686

	~~W~~	980	~~W~~	980

(6) Details of actuarial assumptions used in retirement benefit obligation assessment are as follows:

	June 30, 2011	December 31, 2010
Discount rate	4.86%	5.23%
Inflation rate	3.00%	3.00%
Expected rate of return on Plan assets	5.65%	5.60%
Future wage growth rate	5.34%	5.34%
(7) Details of excess accumulation of retirement benefit plan are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010		January 1, 2010
Present value of retirement benefit obligation	~~W~~	4,373	~~W~~	3,544	~~W~~	2,075
Fair value of plan assets		(3,505)		(3,678)		(1,414)

Excess accumulation		868		(134)		661

15. CAPITAL STOCK AND SURPLUS
(1) The number of authorized shares is as follows (Unit: Korean Won except for shares):

	June 30, 2011		December 31, 2010
Authorized shares of common stock	2,400,000,000 shares		2,400,000,000 shares
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock	806,015,340 shares		806,015,340 shares
(2) Details of changes in the number of shares outstanding and capital stock of the Company from its incorporation up to June 30, 2011 are as follows (Unit: Korean Won in millions):

		Number of			Paid-in capital
		shares issued			in excess of
Date	Description	and outstanding	Capital stock		par value
2001. 3. 27	Establishment	727,458,609	~~W~~	3,637,293	~~W~~	—
2002. 6. 12	Capital increase with consideration	36,000,000		180,000		58,645
2002	Exercise of stock warrants	4,356,188		21,781		—

2002. 12. 31		767,814,797		3,839,074		58,645

2003	Exercise of stock warrants	7,690,113		38,451		(574)

2003. 12. 31		775,504,910		3,877,525		58,071

2004	New issue of stock	8,571,262		42,856		14,126
	Exercise of conversion rights	12,379,386		61,897		12,118

2004. 12. 31		796,455,558		3,982,278		84,315

2005	Exercise of conversion rights	9,559,782		47,799		24,710
	Acquisition of common shares
	of Woori Asset Management	—		—		(24,537)

2006. 12. 31		806,015,340		4,030,077		84,488

2011. 6. 30		806,015,340	~~W~~	4,030,077	~~W~~	84,488

16. OTHER EQUITY
As of June 30, 2011 and December 31, 2010, the Company holds 2,561 shares (~~W~~18 million) of its treasury stock, acquired as a disposal of odd-lot when exchanging for stock of Woori Investment & Securities Co., Ltd.

17. RETAINED EARNINGS
Retained earnings consist of the following (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Earned surplus reserve	~~W~~	1,005,401	~~W~~	885,903
Voluntary reserve		8,256,000		7,379,000
Retained earnings carried forward		638,432		1,424,721

	~~W~~	9,899,833	~~W~~	9,689,624

18. INCOME TAX EXPENSE
(1) Components of income tax expense are as follows (Korean Won in millions):

	Six months ended		Six months ended
	June 30, 2011		June 30, 2010
Income tax currently payable	~~W~~	—	~~W~~	—
Changes in deferred income taxes due to temporary differences (*1)		180		1,209

Income tax expense	~~W~~	180	~~W~~	(1,209)

(*1) Deferred income tax assets at the end of period	~~W~~	948	~~W~~	1,209
Deferred income tax assets at the beginning of period		1,128		—

Changes in deferred income taxes due to temporary differences	~~W~~	(180)	~~W~~	1,209

(2) Reconciling items between income before income tax and income tax expense are as follows (Korean Won in millions):

	Six months ended		Six months ended
	June 30, 2011		June 30, 2010
Income before income tax	~~W~~	411,893	~~W~~	270,886
Tax calculated at statutory tax rate of 24.2%		99,664		65,540
Tax effect on reconciling items:
Non-taxable income (~~W~~347,432 and ~~W~~460,507 as of June 30, 2010 and 2011, respectively)		(111,427)		(84,060)
Non-deductible expenses (~~W~~2,045 and ~~W~~662 as of June 30, 2010 and 2011, respectively)		160		495
Other		11,783		16,816

Income tax expense	~~W~~	180	~~W~~	(1,209)

Effective tax rate		0.04%		—

(*1)	As the Company recognized net loss for the six months ended June 30, 2010, the effective tax rate calculation was omitted.

(3)	The changes in cumulative temporary differences and tax loss carry-forwards are as follows (Korean Won in millions):

	Six months ended June 30, 2011
	January 1, 2011		Decrease (*1)		Increase (*1)		June 30, 2011
Investment in subsidiaries and associates	~~W~~	(8,927,317)	~~W~~	—	~~W~~	—	~~W~~	(8,927,317)
Accrued expenses		3,673		3,673		4,377		4,377
Retirement benefit obligation		2,426		247		1,081		3,260
Plan assets		(2,609)		(247)		(979)		(3,341)
Depreciation		(166)		2		180		12
Provisions		1		1		—		—
Others		1,435		1,435		—		—
Tax loss carry-forwards		241,730		56,965		—		184,765

Total		(8,680,827)	~~W~~	62,076	~~W~~	4,659	~~W~~	(8,738,244)

Unrecognized amount (*2)		(8,685,587)						(8,742,552)
Recognized amount		4,760						4,308
Deferred tax assets		1,128						948

	Year ended December 31, 2010
	January 1, 2010		Decrease (*1)		Increase (*1)		December 31, 2010
Investment in subsidiaries and associates	~~W~~	(8,927,317)	~~W~~	—	~~W~~	—	~~W~~	(8,927,317)
Accrued expenses		2,425		2,425		3,673		3,673
Retirement benefit obligation		1,559		(34)		833		2,426
Plan assets		(1,414)		(66)		(1,261)		(2,609)
Depreciation		(263)		(268)		(171)		(166)
Provisions		149		149		1		1
Others		—		—		1,435		1,435
Tax loss carry-forwards		508,146		266,416		—		241,730

Total	~~W~~	(8,416,715)	~~W~~	268,622	~~W~~	4,510	~~W~~	(8,680,827)

Unrecognized amount (*2)		(8,416,715)						(8,685,587)
Recognized amount		—						4,760
Defferred tax assets		—						1,128

(*1)	Reflected the additional adjustment based on the reported tax returns.

(*2)	Deferred income tax liabilities arising from the temporary differences of ~~W~~8,927,317 million as of June 30, 2011 and December 31, 2010 were not recognized in investments in subsidiaries and associates where the Company is able to control the timing of the reversal of the difference and it is probable that the reversal will not occur in the foreseeable futures. Also, deferred income tax assets were not recognized for the uncertainty of realizing loss carry-forwards of ~~W~~184,765 million and ~~W~~241,730 million as of June 30, 2011 and December 31, 2010, respectively.

(4) Deductible tax loss carry forwards and their expirations are as follows (Korean Won in millions):

Year incurred	Incurred (*1)		Expired		Remained		Expiration Date
2008	~~W~~	12,562	~~W~~	—	~~W~~	12,562	December 31, 2013
2009		172,203		—		172,203	December 31, 2019 (*2)

	~~W~~	184,765	~~W~~	—	~~W~~	184,765

(*1)	Reflects additional adjustments due from reported tax returns and tax investigation, if any.

(*2)	As a result of revision on the Corporate Income Tax Law, expiration of unused tax loss carry-forward has extended to 10 years.
(5) The Company recorded the consolidated tax payables and other receivables amounting to ~~W~~118,147 million and ~~W~~124,078 million to be paid on behalf of the subsidiaries as of June 30, 2011 and December 31, 2010, respectively.
19. RELATED PARTY TRANSACTIONS
Significant balances as of June 30, 2011 and December 31, 2010 and major transactions for the six months ended June 30, 2011 and the year ended December 31, 2010 between the Company and its subsidiaries, jointly controlled entities or associates are as follows:
(1) Related parties

Government
related entity	Consolidated subsidiaries	Jointly controlled entities and associates
Korea deposit insurance corporation	Woori Bank, Kyongnam Bank, Kwangju Bank, Woori FIS Co., Ltd., Woori F&I Co., Ltd., Woori Investment Securities Co., Ltd., Woori Asset Management Co., Ltd., Woori Private Equity Co., Ltd., Woori Financial Co., Ltd., Woori FG Savings bank, Woori Credit Information Co., Ltd., Woori America Bank, Woori Global Markets Asia Ltd., Woori China Bank, Woori Russia Bank, P.T. Bank Woori Indonesia, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Futures Co., Ltd., Woori Investment Securities Int’l Ltd., Woori Investment Securities (H.K.) Ltd., Woori Investment Securities America Inc., MARS First Private Equity Fund, MARS INS First, MARS Second Private Equity Fund, Woori Investment Asia PTE Ltd., Woori Absolute Partners PTE Ltd., Woori Absolute Asia Global Opportunity Fund, LG Investment Holding B.V.(Amsterdam) GG, Connacht Capital Market Investment, Woori Korindo Securities Indonesia, Woori CBV Securities Corporation, Woori Absolute Return Investment Strategies Fund, Kumho Investment Bank Co., Ltd., Woori EL Co., Ltd., Woori Investment advisory Co., Ltd., (Beijing), Kofc Woori Growth Champ Private Equity Fund, Woori AMC Co., Ltd., Woori Private Equity Fund, Woori Bank principal and interest Trust and 2 principal and interest trusts, TY Second Asset Securitization Specialty and 48 SPCs for the rest, KTB Smart 90 Private Equity Securities 2nd and 59 beneficiary certificates for the rest.	Woori Aviva Life Insurance Co., Ltd., Korea Credit Bereau Co., Ltd., Woori Service Networks Co., Ltd., Korea Finance Security Co., Ltd., Kumho Tires Co., Ltd., Chungdo Woori Century Security Corp, Ltd., Phoenix Digital Tech Co., Ltd., Woori Renaissance Holdings, Bonghwang Semiconductor Yuhan Gongsa, Sampyo Foods Co., Ltd., Seoul Lakeside Co., Ltd., Woori Blackstone Korea Opportunity Private Equity Fund I, United PF 1st Corporate financial stability, My Asset Manhattan Real Estate Investment Trust 1st, Woori SB Fifth Asset Securitization Specialty and 24 SPCs for the rest.

(2) Significant account balances with consolidated subsidiaries are as follows: (Unit: Korean Won in millions):

		June 30, 2011		December 31, 2010
Assets	Woori Bank	~~W~~	30,127	~~W~~	29,561	Leasehold deposits
			78,039		65,346	Cash and Cash equivalents
			—		98	Deposits
			100		40	Interest receivables
			2,375		2,941	Prepaid expenses
			110,805		112,994	Other receivables
	Kyongnam Bank		50,391		—	Deposits
			17		—	Interest receivables
	Kwangju Bank		36,282		—	Deposits
			13		—	Interest receivables
	Woori FIS		883		1,326	Other receivables
	Woori PE		398		185	Other receivables
	Woori Asset Management		107		1,045	Other receivables
	Woori Financial		1,000		1,000	Short-term loans
	Woori F&I		3,128		6,605	Other receivables
	Woori FG Savings Bank		516		—	Other receivables
	Woori Credit Information		501		526	Other receivables
	Woori AMC		1,808		1,397	Other receivables

		~~W~~	316,490	~~W~~	223,064

Liabilities	Woori Bank	~~W~~	271	~~W~~	369	Other payables
			3,505		3,678	Retirement plan assets
	Woori FIS		182		158	Other payables

		~~W~~	3,958	~~W~~	4,205

(3) Significant account balances with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		June 30, 2011		December 31, 2010
Assets	Woori Aviva Life Insurance Co., Ltd.	~~W~~	710	~~W~~	323	Other receivables

(4) Significant transactions with consolidated subsidiaries (Unit: Korean Won in millions):

		Six months ended		Six months ended
		June 30, 2011		June 30, 2010
Revenues	Woori Bank	~~W~~	29,461	~~W~~	—	Royalty
			1,906		1,121	Interest on deposits
			566		849	Interest related to leasehold deposits
			387,725		286,149	Dividends
	Kyongnam Bank		699		—	Royalty
			408		268	Interest on deposits
			50,503		58,050	Dividends
	Kwangju Bank		470		—	Royalty
			294		86	Interest on deposits
			36,912		18,579	Dividends
	Woori Financial		194		—	Royalty
			25		2,713	Interest on loans
			5,078		4,009	Dividends
	Woori FIS		215		—	Royalty
	Woori F&I		35		—	Royalty
			—		395	Interest on loans
			20,220		14,802	Dividends
	Woori Investment & Securities		4,191		—	Royalty
			13,897		16,214	Dividends
	Woori Asset Management		34		—	Royalty
			1,673		9,327	Dividends
	Woori PE		3		—	Royalty

		~~W~~	554,509	~~W~~	412,562

Expenses	Woori Bank	~~W~~	376	~~W~~	364	Maintenance expenses
			566		849	Rent
			181		725	Retirement benefit
	Woori FIS		938		901	Service Fees

		~~W~~	2,061	~~W~~	2,839

(5) Significant transactions with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		Six months ended		Six months ended
		June 30, 2011		June 30, 2010
Revenues	Woori Aviva Life Insurance Co., Ltd.	~~W~~	323	~~W~~	—	Royalty
(6) Compensation to executives are as follows (Unit: Korean Won in millions):

	June 30, 2011		June 30, 2010
Short-term employee benefit	~~W~~	2,238	~~W~~	1,820
Retirement benefit		150		28

	~~W~~	2,388	~~W~~	1,848

20. NET INTEREST INCOME (EXPENSE)
Interest income and expense occurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Interest incomes
Interest on due from banks	~~W~~	1,948	~~W~~	2,608	~~W~~	1,351	~~W~~	1,475
Interest on loans		13		25		1,363		3,107
Interest on other assets		284		567		428		850

Total	~~W~~	2,245	~~W~~	3,200	~~W~~	3,142	~~W~~	5,432

Interest expenses
Interest expenses on borrowings		—		35		—		856
Interest expenses on debentures		56,362		113,003		61,189		121,452

Total	~~W~~	56,362	~~W~~	113,038	~~W~~	61,189	~~W~~	122,308

For the three and six months ended June 30, 2011 and 2010, respectively, no financial asset impairment occurred. As a result, all interest income incurred from performing financial assets.
21. OTHER OPERATING INCOME (EXPENSE)
(1) Details of recognized other operating revenues and expenses as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Other operating incomes	~~W~~	108	~~W~~	116	~~W~~	90	~~W~~	93
Other operating expenses:
Donation		305		2,260		281		435
Miscellaneous loss		13		13		884		884
Selling and administrative expenses		12,704		23,235		7,340		14,878

Total	~~W~~	(12,914)	~~W~~	(25,392)	~~W~~	(8,415)	~~W~~	(16,104)

(2) Details of selling and administrative expenses incurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Short term employee benefits	~~W~~	6,226	~~W~~	10,716	~~W~~	4,125	~~W~~	8,190
Retirement benefit		342		980		85		434
Fringe benefits		738		1,319		462		937
Traveling expenses		226		479		195		348
Compensation of actual expense		365		683		237		501
Rent		377		750		491		978
Maintenance expense		205		413		206		420
Depreciation		104		206		66		131
Amortization expenses		1		2		2		4
Operating promotion expenses		543		1,056		441		1,003
Advertising		1,895		3,654		23		82
Taxes and dues		32		142		30		128
Insurance premium		85		169		98		194
Others		1,565		2,666		879		1,528

Total	~~W~~	12,704	~~W~~	23,235	~~W~~	7,340	~~W~~	14,878

22. IMPAIRMENT LOSS ON CREDIT LOSS (REVERSAL)
Impairment loss on credit loss recognized are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Bad debt expenses	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Reversal of provision for bad debts		—		—		—		(242)
23. EARNINGS PER SHARE (EPS)
Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Net income (loss) on common shares	~~W~~	(35,487)	~~W~~	411,713	~~W~~	(42,328)	~~W~~	272,096
Weighted average number of common shares outstanding	806,012,779 shares		806,012,779 shares		806,012,780 shares		806,012,780 shares
Basic net income (loss) per common shares	~~W~~	(44)	~~W~~	511	~~W~~	(53)	~~W~~	338
Meanwhile, as there is no dilution effect for the three and six months ended June 30, 2011 and 2010, respectively, the Company’s diluted earnings per share is equal to its common earnings per share.
24. OPERATING INCOME (EXPENSE)
Income and expense items reclassified from other income and expense under previous GAAP — Korean GAAP, to operating income and expense under K-IFRS are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Miscellaneous income	~~W~~	108	~~W~~	116	~~W~~	91	~~W~~	93
Donations		(305)		(2,260)		(281)		(435)
Miscellaneous expense		(13)		(13)		(884)		(884)
25. INSURANCE
As of June 30, 2011, the Company carries director & officer liability insurance and property insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is ~~W~~50,000 million and ~~W~~561 million, respectively.

26. TRANSITION EFFECTS OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS
The Company’s financial statements are prepared in accordance with the requirements of K-IFRS on or after January 1, 2010, the date of transition. The statements of financial position as of December 31, 2010 and June 30, 2010 and the statements of comprehensive income for the year ended December 31, 2010 and the six months ended June 30, 2010, which are comparatively presented, had been prepared in accordance with Korean GAAP but have been restated in accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standard.
In connection with the opening K-IFRS statements of financial position, the effects on the Company’s financial position, management performance and cash flows due to the adoption of K-IFRS are as follows:
(1) Significant differences between K-IFRS and Korean GAAP

		K-IFRS	Korean GAAP
First time adoption of K-IFRS	Business combination	The Company elected not to apply K-IFRS 1103 Business Combinations retrospectively to past business combinations incurred prior to the transition date.	Not applicable

	Fair value as deemed cost and revaluation cost	Fair value of lands and buildings as of the transition date is to be regarded as net carrying value.	Not applicable

	Accumulated foreign currency translation	Accumulated foreign currency translation adjustments as of the transition date are reset to ‘zero’.	Not applicable

	Fair value evaluation of financial assets and liabilities at the acquisition date	Prospective approach is applied to the accounts which are newly categorized into financial assets and liabilities carried at fair value, as of the transition date.	Not applicable

	Derecognition of financial assets and liabilities	K-IFRS 1309 Financial instruments: Recognition and derecognition is applied prospectively as of the transition date.	Not applicable

	Designation of AFS securities or financial assets/liabilities at FVTPL	Designation of available-for-sale (AFS) financial assets or financial assets/liabilities at fair value through profit or loss (FVTPL) is principally allowed at the acquisition date, with an exception of one time designation for existing financial assets/liabilities at the transition date.	Not applicable

	Stock-based compensation	Retroactive application of stock-based compensation as per K-IFRS 1102 Stock-based payment is not allowed.	Not applicable

	Restoration liabilities included in the cost of fixed assets	Changes in a restoration liability at the transition date are added to or deducted from the cost of fixed assets, by discounting the liability using the discount rate at the date of acquisition.	Not applicable

First time adoption of K-IFRS	Lease	Lease contracts existing as of the transition date are subject to K-IFRS 1017 Lease, which is not applied retrospectively.	Not applicable

	Investment in subsidiaries, jointly controlled entities and associates	When preparing separate financial statements in accordance with K-IFRS 1027 Consolidated and separate financial statements, net carrying value of the investments in subsidiaries, jointly controlled entities and associates is regarded as the cost of the equity securities when the cost method is applied.	Not applicable

	K-IFRS	Korean GAAP
Change of Consolidation Scope	Exceeding 50% of the voting power, having decision making capability and holding benefits and risks constitute control in determining the consolidation scope.	Owning 30% of shares and being the largest shareholder constitute control in determining the consolidation scope, except for special purpose entities (SPEs) that meet certain criteria.

Business Combinations	Acquisition method of accounting	Acquisition method or pooling-of-interests method

Evaluation of Goodwill	No amortization but impairment testing	Straight line method within 20 years

Derecognition of Financial Assets	Criteria such as risks, awards, control and continuing involvement are to be sequentially considered in determining derecognition timing and recognition scope.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, certain transactions such as asset securitization per the Act on Asset-Backed Securitization are considered sales transactions.

Classification of Financial Instruments	Financial instruments classify financial assets at fair value through profit or loss (including items designated at FVTPL), available-for-sale financial assets, held-to-maturity investments, loans and receivables. And financial liabilities consist of financial liabilities at FVTPL (including items designated at FVTPL) and other liabilities	Assets are divided into cash and due from banks, investment securities, trade receivables, derivative assets and securities consist of trading, AFS and held-to-maturity securities. Liabilities are classified into deposits, borrowings, debenture and other liabilities.

Measurement of Financial Instruments	Financial assets/liabilities at FVTPL and AFS financial assets are required to be recorded at fair value with credit risks reflected. Held-to-maturity financial assets and loans and receivables are to be measured at amortized cost with the effective interest rate method applied.	Certain financial instruments such as trading securities, available-for-sale securities and derivatives, are recorded at fair value, and the reflection of credit risk is not explicitly mandated.

	K-IFRS	Korean GAAP
Provision for Bad Debts	Provision should be recorded when objective evidence of impairment exists.	Provision for doubtful accounts to cover estimated losses on loans, which is based on rational and unbiased criteria, is recorded. (It is higher of the amount applying the percentage of loan loss provision established by the Financial Supervisory Commission or the amount based on loan loss experience ratio.)

Classification of Investment Property	Property to earn rentals is treated as an investment property.	Property to earn rentals is treated as a Fixed asset.

Evaluation of Fixed Asset and Investment Property	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.

Changes in Depreciation Method	Residual value, useful lives and depreciation method of property, plant and equipment are to be consistently reviewed at least every fiscal year end and significant changes, if any, should be treated as changes in accounting estimates.	Once depreciation method is determined, it should be consistently applied to all of newly acquired and existing assets.

Membership	Classified into intangible asset with indefinite useful lives.	Classified into long-term deposit in other non-current assets.

Measurement of Retirement Benefits	Both the defined benefit and defined contribution plans are provided and the amounts of defined benefit obligation are computed based on actuarial assumptions.	Provisions for retirement benefits accrued equal to the amounts to be paid at the end of period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed.

Financial Guarantee	Accounted for as a financial guarantee asset or liability if it is a contract that brings an obligation to an issuer to compensate a loss incurred to a holder, in accordance with the contract provisions, when debtor defaults at a payment date. Recognize financial guarantee assets or liabilities at fair value and subsequently amortize using the effective interest method. Also, financial guarantee liabilities are recorded at higher of provision for guarantee loss or amortized cost.	Not applicable

	K-IFRS	Korean GAAP
Liability/Equity Classification	Issuer classifies its financial instruments or components of financial instruments as either financial liabilities or equity instruments at the initial recognition, considering the substance of the contractual arrangement and definition of financial assets and equity instruments.	Classification according to relevant legal framework such as business law

Classification of Capital	Classification in capital is pursuant to the substance of the contractual arrangement over its legal form.	Capital includes the legal amount paid by shareholders.

Foreign Currency Translation	Closing rates are used in translating the assets and liabilities of the statement of financial position, the exchange rate at the date of the acquisition are used in translating the capital, and the average rate for a period are used in translating the comprehensive income.	When applying the accounting standards for banking industry, closing rates are used in translating the statement of financial position and the statement of income.
(2) Reconciliations to K-IFRS from Korean GAAP
 Summary of the effects on the statement of financial position at January 1, 2010 (Date of transition) (Unit: Korean Won in millions):

					Differences		Total
					affecting		conversion
	Korean		Reclass		net assets		effects
	GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	23,267	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,267
Loans and receivables		171,038		(865)		(149)		(1,014)		170,024	a
Investments in subsidiaries and associates		17,350,078		—		—		—		17,350,078
Fixed assets		415		—		270		270		685	b
Intangible assets		8		15		—		15		23	a
Other assets		322		850		—		850		1,172	a

Total assets	~~W~~	17,545,128	~~W~~	—	~~W~~	121	~~W~~	121	~~W~~	17,545,249

					Differences		Total
					effecting		conversion
	Korean		Reclass		net assets		effects
	GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Borrowings	~~W~~	60,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	60,000
Debentures		3,744,156		—		—		—		3,744,156
Retirement benefit obligation		762		—		(101)		(101)		661	c
Other financial liabilities		18,903		—		382		382		19,285	d
Other liabilities		385		—		—		—		385

Total liabilities		3,824,206		—		281		281		3,824,487

Capital stock		4,030,077		—		—		—		4,030,077
Capital surplus		179,488		(95,000)		—		(95,000)		84,488	e
Other capital		1,165,172		(1,165,191)		—		(1,165,191)		(19)	f
Retained earnings		8,346,185		1,260,191		(160)		1,260,031		9,606,216

Total capital		13,720,922		—		(160)		(160)		13,720,762

Total liabilities and capital	~~W~~	17,545,128	~~W~~	—	~~W~~	121	~~W~~	121	~~W~~	17,545,249

a. Loans and receivables
Prepaid rental deposits of ~~W~~850 million and membership deposits of ~~W~~15 million under Korean GAAP were reclassified into other assets and intangible assets under K-IFRS, respectively. A decrease in net assets of ~~W~~149 million was attributable to the different amount of provisions for loans and receivables.
b. Fixed assets
Fixed assets under K-IFRS increased by ~~W~~270 million due to the changes in the depreciation method.
c. Retirement benefit obligation
Provisions under K-IFRS decreased by ~~W~~101 million due to the measurement of defined benefit obligations using the actuarial method.
d. Other financial liabilities
Accrued expenses increased by ~~W~~382 million due to the recognition of annual leave compensation.
e. Capital surplus
By adoption of K-IFRS, investments in subsidiaries, jointly controlled entities and associates are recorded at cost in the separate financial statements and, accordingly, carrying amounts of such investments under Korean GAAP as of the transition date were regarded as deemed costs and the amount of ~~W~~95,000 million in capital surplus, recorded using the equity method under Korean GAAP, was transferred to retained earnings.
f. Other capital
By adoption of K-IFRS, investments in subsidiaries, jointly controlled entities and associates are recorded at cost in the separate financial statements and, accordingly, carrying amounts of such investments under Korean GAAP as of the transition date were regarded as deemed costs and the amount of ~~W~~1,165,191 million in capital adjustment and other comprehensive income, recorded using the equity method under Korean GAAP, was transferred to retained earnings.

‚ Summary of the effects on the financial position as of June 30, 2010 and total comprehensive income for the six months ended June 30, 2010 (Unit: Korean Won in millions):

					Differences		Total
					affecting		conversion
			Reclass		net assets		effects
	Korean GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	194,870	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	194,870
Loans and receivables		210,109		(15)		(107)		(122)		209,987	a, b
Investments in subsidiaries and associates		17,410,200		—		(60,122)		(60,122)		17,350,078	d
Fixed assets		342		—		220		220		562	c
Intangible assets		24		15		—		15		39	b
Other assets		1,667		—		(1,368)		(1,368)		299	b
Deferred tax assets		—		—		1,209		1,209		1,209	f

Total assets	~~W~~	17,817,212	~~W~~	—	~~W~~	(60,168)	~~W~~	(60,168)	~~W~~	17,757,044

Debentures	~~W~~	3,744,934	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,744,934
Retirement benefit obligation		1,378		—		(168)		(168)		1,210	e
Current tax liability		78,794		—		—		—		78,794
Other financial liabilities		19,188		—		551		551		19,739	g
Other liabilities		111		—		—		—		111
Deferred tax liabilities		54,048		—		(54,048)		(54,048)		—	f

Total liabilities		3,898,453		—		(53,665)		(53,665)		3,844,788

Capital stock		4,030,077		—		—		—		4,030,077
Capital surplus		159,610		(95,000)		19,878		(75,122)		84,488	d, h
Other capital		928,740		(1,165,191)		236,432		(928,759)		(19)	d, i
Retained earnings		8,800,332		1,260,191		(262,813)		997,378		9,797,710

Total capital		13,918,759		—		(6,503)		(6,503)		13,912,256

Total liabilities and capital	~~W~~	17,817,212	~~W~~	—	~~W~~	(60,168)	~~W~~	(60,168)	~~W~~	17,757,044

					Differences		Total
					affecting		conversion
			Reclass		net assets		effects
	Korean GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Net interest income	~~W~~	(117,725)	~~W~~	849	~~W~~	—	~~W~~	849	~~W~~	(116,876)
Interest income		4,583		849		—		849		5,432	b
Interest expense		122,308		—		—		—		122,308

Net fees income		(2,136)		—		(1,368)		(1,368)		(3,504)
Dividends income		—		—		407,130		407,130		407,130	c
Credit loss impairment		(200)		—		(42)		(42)		(242)	a
Other operating income		(15,104)		(849)		(152)		(1,001)		(16,105)	b, c

Operating Income		(134,765)		—		405,652		405,652		270,887
Share of profits of subsidiaries and associates		681,250		—		(681,250)		(681,250)		—	d

Net profit before taxes		546,485		—		(275,598)		(275,598)		270,887
Tax expense		(14,042)		—		15,251		15,251		1,209	f

Net profit		532,443		—		(260,347)		(260,347)		272,096
Other comprehensive income		(226,181)		—		226,181		226,181		—

Total comprehensive income	~~W~~	306,262	~~W~~	—	~~W~~	(34,166)	~~W~~	(34,166)	~~W~~	272,096

					Differences		Total
					affecting		conversion
			Reclass		net assets		effects
	Korean GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Net interest income	~~W~~	(58,474)	~~W~~	427	~~W~~	—	~~W~~	427	~~W~~	(58,047)
Interest income		2,715		427		—		427		3,142	b
Interest expense		61,189		—		—		—		61,189

Net fees income		(1,247)		—		(1,368)		(1,368)		(2,615)
Dividends income		—		—		25,540		25,540		25,540	c
Credit loss impairment		—		—		—		—		—	a
Other operating income		(7,739)		(427)		(248)		(675)		(8,414)	b, c

Operating Income		(67,460)		—		23,924		23,924		(43,536)
Share of profits of subsidiaries and associates		40,928		—		(40,928)		(40,928)		—	d

Net profit before taxes		(26,532)		—		(17,004)		(17,004)		(43,536)
Tax expense		(14,042)		—		15,251		15,251		1,209	f

Net profit		(40,574)		—		(1,753)		(1,753)		(42,327)
Other comprehensive income		(165,662)		—		165,662		165,662		—

Total comprehensive income	~~W~~	(206,236)	~~W~~	—	~~W~~	163,909	~~W~~	163,909	~~W~~	(42,327)

a. Loans and receivables
Reversal of provision for receivables has increased by ~~W~~42 million under K-IFRS, which resulted in a difference in provision for bad debts and net assets by ~~W~~107 million as of June 30, 2010.
b. Intangible assets and other assets
Under K-IFRS, rental deposit is required to be carried at fair value with present value discount, which is amortized over period. Amortization of the present value discount of ~~W~~849 million was recorded as interest income and other operating income (selling and administrative expenses) for the six months ended June 30, 2011.
The Company reclassified rental deposit amounted to ~~W~~15 million which was included in loans and receivables, as intangible assets. Expense incurred in business acquisition is expensed under K-IFRS. As a result, other asset has decreased and other operating expense increased by ~~W~~1,368 million.
c. Fixed assets
Changes in the depreciation method increased retained earnings by ~~W~~270 million at the date of transition and the variance in depreciation expense during the six months ended June 30, 2011 increased other operating income (selling and administrative expenses) by ~~W~~50 million. Accordingly, net assets increased ~~W~~220 million as of June 30, 2011.
d. Investments in subsidiaries and associates
Investment securities in consolidated subsidiaries, jointly controlled entities and associates that are accounted for by the cost method under K-IFRS had been accounted for using the equity method under Korean GAAP. Accordingly, the recognized gain or loss on equity method securities of ~~W~~681,250 million, capital surplus of ~~W~~(-)2,604 million, retained earnings of ~~W~~(-)2,306 million and other capital of ~~W~~218,908 million under Korean GAAP were reversed under K-IFRS. In addition, dividends amounting to ~~W~~407,130 million from those investment securities were recognized as dividends income under K-IFRS and, therefore, the investments in subsidiaries and associates has decreased by ~~W~~60,122 million.
e. Retirement benefit obligation
Provisions under K-IFRS decreased by ~~W~~168 million due to the measurement of defined benefit obligations using the actuarial method.

f. Deferred tax assets and liabilities
Deferred tax asset has increased by ~~W~~1,209 million, and deferred tax liability has decreased by ~~W~~54,048 million due to transition of K-IFRS. Additionally, capital surplus and other capitals have increased by ~~W~~22,483 million and ~~W~~17,524 million, respectively, and income tax expense has decreased by ~~W~~15,251 million due to the tax effect charged to equity.
g. Other financial liabilities
Other financial liabilities increased by ~~W~~551 million due to the recognition of annual paid compensation.
h. Capital surplus
Under K-IFRS, application of the cost method to the investments in subsidiaries and associates resulted in a transfer of ~~W~~95,000 million from capital surplus to retained earnings and a decrease in gain or loss on equity method investment securities by ~~W~~2,604 million that had been recognized in capital under Korean GAAP.
i. Other capital
Under K-IFRS, application of the cost method to the investments in subsidiaries and associates resulted in a transfer of ~~W~~1,165,191 million from capital adjustment and other comprehensive income to retained earnings and an increase in gain or loss on equity method investment securities by ~~W~~218,908 million that had been recognized in capital under Korean GAAP.
ƒ Summary of the effects on the financial position as of December 31, 2010 and total comprehensive income for the year ended December 31, 2010 (Unit: Korean Won in millions):

					Differences		Total
					affecting		conversion
			Reclass		net assets		effects
	Korean GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	65,444	~~W~~	(98)	~~W~~	—	~~W~~	(98)	~~W~~	65,346	a
Loans and receivables		158,068		(2,858)		(1)		(2,859)		155,209	a, b, c
Investments in subsidiaries and associates		18,175,265		—		(792,037)		(792,037)		17,383,228	e
Fixed assets		420		—		173		173		593	d
Intangible assets		19		15		—		15		34	c
Other assets		1,730		3,075		(1,435)		1,640		3,370	c, f
Deferred tax asset		—		—		1,128		1,128		1,128	g

Total assets	~~W~~	18,400,946	~~W~~	134	~~W~~	(792,172)	~~W~~	(792,038)	~~W~~	17,608,908

Debentures	~~W~~	3,654,843	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,654,843
Retirement benefit obligation		50		134		(184)		(50)		—	f
Current tax liability		124,078		—		—		—		124,078
Other financial liabilities		23,889		—		—		—		23,889
Other liabilities		1,926		—		—		—		1,926
Deferred income tax liabilities		57,347		—		(57,347)		(57,347)		—	g

Total liabilities		3,862,133		134		(57,531)		(57,397)		3,804,736

Common stock		4,030,077		—		—		—		4,030,077
Capital surplus		158,608		(95,000)		20,881		(74,119)		84,489	e, g, h
Other capital		887,061		(1,165,191)		278,112		(887,079)		(18)	e, g, i
Retained earnings		9,463,067		1,260,191		(1,033,634)		226,557		9,689,624

Total capital		14,538,813		—		(734,641)		(734,641)		13,804,172

Total liabilities and capital	~~W~~	18,400,946	~~W~~	134	~~W~~	(792,172)	~~W~~	(792,038)	~~W~~	17,608,908

					Differences		Total
					affecting		conversion
	Korean		Reclass		net assets		effects
	GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
Net interest income	~~W~~	(236,410)	~~W~~	474	~~W~~	—	~~W~~	474	~~W~~	(235,936)
Interest income		8,525		474		—		474		8,999	c
Interest expense		244,935		—		—		—		244,935

Net fees income		29,982		—		—		—		29,982
Dividends income		—		—		407,130		407,130		407,130	e
Credit loss impairment		(695)		—		(148)		(148)		(843)	b
Other operating income		(37,597)		(474)		(1,066)		(1,540)		(39,137)	c, d

Operating income		(243,330)		—		406,212		406,212		162,882
Share of profits of subsidiaries and associates		1,455,070		—		(1,455,070)		(1,455,070)		—	e

Net profit before taxes		1,211,740		—		(1,048,858)		(1,048,858)		162,882
Tax expense		(16,761)		—		17,889		17,889		1,128	g

Net profit		1,194,979		—		(1,030,969)		(1,030,969)		164,010
Other comprehensive income		(267,723)		—		267,723		267,723		—

Total comprehensive income	~~W~~	927,256	~~W~~	—	~~W~~	(763,246)	~~W~~	(763,246)	~~W~~	164,010

a. Cash and cash equivalents
Due from banks, amounting to ~~W~~98 million, included in cash and cash equivalents under Korean GAAP were reclassified into loans and receivables under K-IFRS.
b. Loans and receivables
Reversal of provision for receivables has increased by ~~W~~148 million under K-IFRS, resulted in a difference in provision for bad debts and net assets by ~~W~~1 million as of December 31, 2010.
c. Intangible assets and other assets
Under K-IFRS, rental deposit is required to be carried at fair value with present value discount, which is amortized over period. Amortization of the present value discount amounting to ~~W~~555 million was recorded as interest income and other operating income (selling and administrative expenses). Prepaid rental deposits included in loans and receivables amounting to ~~W~~2,941 million is reclassified into other assets, and membership deposits amounting to ~~W~~15 million which is included in loans and receivables is reclassified into intangible assets. Expense incurred in business acquisition is expensed under K-IFRS. As a result, other asset has decreased and other operating expense increased by ~~W~~1,435 million.
d. Fixed assets
Changes in the depreciation method increased retained earnings by ~~W~~270 million at the date of transition and the variance in depreciation expense in 2010 decreased selling and administrative expense by ~~W~~97 million. As a result, net assets at June 30, 2010 increased by ~~W~~173 million.
e. Investments in subsidiaries and associates
Investments in consolidated subsidiaries, jointly controlled entities and associates that are accounted for by the cost method under K-IFRS had been accounted for using the equity method under Korean GAAP. Accordingly, the recognized gain or loss on equity method securities of ~~W~~1,455,070 million, capital surplus of ~~W~~1,581 million, retained earnings of ~~W~~2,503 million and other capital of ~~W~~(-)259,986 million under Korean GAAP were reversed under K-IFRS. In addition, dividends amounting to ~~W~~407,130 million from those investment securities were recognized as dividends income and, therefore, the investments in subsidiaries and associates has decreased by ~~W~~792,037 million.

f. Retirement benefit obligation and plan assets
Provisions under K-IFRS decreased by ~~W~~184 million due to the measurement of defined benefit obligations using the actuarial method. And ~~W~~134 million of plan assets which is excess accumulation of retirement benefit obligation classified in other assets.
g. Deferred tax assets and liabilities
Deferred tax asset has increased by ~~W~~812 million, and deferred tax liability have decreased by ~~W~~57,347 million due to transition of K-IFRS. Additionally, capital surplus and other capitals have increased by ~~W~~22,461 million and ~~W~~18,125 million, respectively, and income tax expense has decreased by ~~W~~17,573 million due to the tax effect charged to equity.
h. Capital surplus
Under K-IFRS, application of the cost method to the investments in subsidiaries, jointly controlled entities and associates resulted in a transfer of ~~W~~95,000 million from capital surplus to retained earnings. Also, capital surplus decreased by ~~W~~1,581 million due to loss on valuation using the equity method under Korean GAAP and increased by ~~W~~22,461 million due to the related deferred tax effects.
i. Other capital
Under K-IFRS, application of the cost method to the investments in subsidiaries, jointly controlled entities and associates resulted in a transfer of ~~W~~1,165,191 million from capital adjustment and other comprehensive income to retained earnings. Also, other capital increased by ~~W~~259,985 million due to gain on valuation using the equity method under Korean GAAP and increased by ~~W~~18,125 million due to the related deferred tax effects.
(3) Details of cash flow adjustments
In accordance with K-IFRS, the Company adjusted cash flows of relevant revenue (expense) and assets (liabilities) to separately present interest receivables, interest payment, dividend income and current tax that were not presented separately under Korean GAAP.
27. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management improvement plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and Adjusted operating income (AOI) per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.
(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.
(3) In addition on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and Implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

WOORI FINANCE HOLDINGS CO., LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
Audit.Tax.Consulting.Financial Advisory

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Shareholders and Board of Directors of
Woori Finance Holdings Co., Ltd.:
Report on the consolidated financial statements
We have reviewed the accompanying consolidated financial statements of Woori finance holdings Co., Ltd. (the “Company”). The financial statements consist of the statements of financial position as of June 30, 2011 and December 31, 2010, and the related consolidated statements of comprehensive income for the three months and six months ended June 30, 2011 and 2010, changes in shareholders’ equity and cash flows for the six months ended June 30, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.
Management’s responsibility for the consolidated financial statements
The Company’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Independent accountants’ responsibility
Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Review conclusion
Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Company are not presently fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting, and the requirements of K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standard, relevant to interim financial reporting.
August 25, 2011
Notice to Readers
This report is effective as of August 25, 2011, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2011 AND DECEMBER 31, 2010

					Translation into
	Korean Won				U.S. dollars (Note 2)
	June 30,		December 31,		June 30,		December 31,
	2011		2010		2011		2010
	(In millions)				(In thousands)
ASSETS
Cash and cash equivalents	~~W~~	3,324,668	~~W~~	3,483,407	US$	3,083,822	US$	3,231,061
Financial assets at fair value through profit or loss (Notes 6, 7, 11 and 25)		22,087,197		21,836,947		20,487,151		20,255,029
Available-for-sale financial assets (Notes 8, 11,18 and 41)		18,527,139		22,344,698		17,184,991		20,725,998
Held-to-maturity financial assets (Notes 9 and 11)		21,129,978		19,885,559		19,599,275		18,445,004
Loans and receivables (Notes 6, 10, 11, 18, 29 and 41)		232,908,942		218,179,507		216,036,492		202,374,091
Investments in jointly controlled entities and associates (Note 12)		781,869		744,844		725,229		690,886
Investment properties (Note 13)		512,173		643,271		475,070		596,671
Fixed assets (Notes 14 and 18)		3,090,612		3,097,378		2,866,721		2,872,997
Intangible assets (Notes 15 and 42)		477,570		295,136		442,974		273,756
Other assets (Notes 16, 18 and 41)		320,211		378,858		297,014		351,413
Prepaid tax assets		6,455		9,568		5,987		8,875
Deferred tax assets		67,337		58,705		62,459		54,452
Derivative assets (Notes 11 and 25)		143,042		131,511		132,680		121,984
Held-for-sale assets (Note 17)		134,640		87,926		124,886		81,556

	~~W~~	303,511,833	~~W~~	291,177,315	US$	281,524,751	US$	270,083,773

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Financial liabilities at fair value through profit or loss (Notes 11 and 19)	~~W~~	8,754,860	~~W~~	8,838,281	US$	8,120,638	US$	8,198,016
Deposits due to customers (Notes 11, 20 and 41)		189,554,341		185,427,625		175,822,596		171,994,829
Borrowings (Notes 11 and 21)		34,413,316		34,265,662		31,920,338		31,783,830
Debentures (Notes 11 and 21)		29,889,885		29,110,640		27,724,594		27,001,799
Provisions (Note 22)		859,494		761,055		797,230		705,922
Retirement benefit obligation (Note 23)		129,248		69,949		119,885		64,882
Tax liabilities		246,097		173,960		228,269		161,358
Other financial liabilities (Notes 11, 24 and 41)		18,099,201		11,607,333		16,788,054		10,766,472
Other liabilities (Notes 24 and 41)		547,668		399,189		507,994		370,271
Deferred tax liabilities		292,957		212,534		271,735		197,138
Derivative liabilities (Notes 11 and 25)		1,220		5,339		1,133		4,952

	~~W~~	282,788,287	~~W~~	270,871,567	US$	262,302,466	US$	251,249,019

SHAREHOLDERS’ EQUITY:
Equity ownership of controlled entity:	~~W~~	16,413,205	~~W~~	15,742,534	US$	15,224,195	US$	14,602,110
Capital stock (Note 26)		4,030,077		4,030,077		3,738,129		3,738,129
Capital surplus (Note 26)		179,715		180,105		166,696		167,058
Other equity (Note 27)		614,165		1,043,013		569,673		967,455
Retained earnings (Note 28)		11,589,248		10,489,339		10,749,697		9,729,468
Non-controlling equity		4,310,341		4,563,214		3,998,090		4,232,644

		20,723,546		20,305,748		19,222,285		18,834,754

	~~W~~	303,511,833	~~W~~	291,177,315	US$	281,524,751	US$	270,083,773

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

	Korean Won								Translation into U.S. dollars (Note 2)
	2011				2010				2011				2010
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30
	(In millions, except for earning per share data)								(In thousands, except for earning per share data)
NET INTEREST INCOME (EXPENSE) (Notes 31 and 41)	~~W~~	1,863,497	~~W~~	3,627,864	~~W~~	1,578,934	~~W~~	3,303,538	US$	1,728,501	US$	3,365,053	US$	1,464,552	US$	3,064,222
Interest income		3,799,416		7,387,955		3,510,267		7,155,523		3,524,178		6,852,755		3,255,975		6,637,161
Interest expense		1,935,919		3,760,091		1,931,333		3,851,985		1,795,677		3,487,702		1,791,423		3,572,939
NET FEES INCOME (Notes 32 and 41)		310,390		623,707		273,282		545,155		287,904		578,524		253,484		505,663
Fees income		464,902		897,108		422,828		822,206		431,223		832,119		392,197		762,644
Fees expense		154,512		273,401		149,546		277,051		143,319		253,595		138,713		256,981
Dividend income (Note 33)		45,055		128,688		55,220		104,730		41,791		119,366		51,220		97,143
Gain (loss) on financial assets at FVTPL (Note 34)		36,451		88,604		(312)		120,931		33,810		82,185		(289)		112,170
Gain on AFS financial assets (Note 35)		948,663		937,271		238,924		611,730		879,940		869,373		221,616		567,415
Gains on HTM financial assets		—		—		—		21		—		—		—		19
IMPAIRMENT LOSS ON CREDIT LOSS (Note 36)		782,305		1,234,865		1,372,119		1,427,680		725,633		1,145,409		1,272,720		1,324,256
OTHER NET OPERATING EXPENSES (Notes 37 and 41)		(1,208,692)		(2,155,535)		(1,129,747)		(2,092,944)		(1,121,132)		(1,999,383)		(1,047,906)		(1,941,326)
OPERATING INCOME (LOSS) (Note 43)		1,213,059		2,015,734		(355,818)		1,165,481		1,125,181		1,869,709		(330,043)		1,081,050
Share of profits of jointly controlled entities and associate (Note 12)		(19,942)		25,905		(9,137)		2,698		(18,497)		24,028		(8,475)		2,503
NET INCOME (LOSS) BEFORE INCOME TAX EXPENSE		1,193,117		2,041,639		(364,955)		1,168,179		1,106,684		1,893,737		(338,518)		1,083,553
Income tax expense (Note 38)		350,817		564,032		(64,780)		230,434		325,403		523,172		(60,087)		213,741

NET INCOME		842,300		1,477,607		(300,175)		937,745		781,281		1,370,565		(278,431)		869,812

Net income attributable to shareholders		792,297		1,294,912		(338,460)		753,849		734,901		1,201,106		(313,941)		699,238
Net income attributable to the non-controlling interests		50,003		182,695		38,285		183,896		46,380		169,459		35,510		170,574
OTHER COMPREHENSIVE INCOME, NET OF TAX		(854,022)		(416,815)		(20,921)		(100,138)		(792,154)		(386,621)		(19,406)		(92,884)

Loss on AFS financial assets		(827,827)		(347,221)		(74,031)		(131,063)		(767,857)		(322,068)		(68,668)		(121,569)
Share of other comprehensive loss of jointly controlled entities and associates		(5,131)		(25,804)		(9,528)		(3,638)		(4,759)		(23,935)		(8,838)		(3,374)
Gain (loss) on overseas business translation		(30,526)		(58,687)		70,994		40,323		(28,315)		(54,436)		65,851		37,402
Gain (loss) on valuation of cashflow hedge		9,462		14,897		(8,356)		(5,760)		8,777		13,818		(7,751)		(5,343)
(Continued)

WOORI FINANCE HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

	Korean Won								Translation into U.S. dollars (Note 2)
	2011				2010				2011				2010
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30
	(In millions, except for earning per share data)								(In thousands, except for earning per share data)
TOTAL COMPREHENSIVE INCOME	~~W~~	(11,722)	~~W~~	1,060,792	~~W~~	(321,096)	~~W~~	837,607	US$	(10,873)	US$	983,944	US$	(297,837)	US$	776,928

Comprehensive income attribute to shareholders		(57,534)		875,498		(372,238)		652,324		(53,366)		812,075		(345,272)		605,068
Comprehensive income attribute to the non-controlling interests		45,812		185,294		51,142		185,283		42,493		171,869		47,435		171,860

EARNINGS PER SHARE (Note 39)
Basic and Diluted	~~W~~	983	~~W~~	1,607	~~W~~	(420)	~~W~~	935	US$	0.91	US$	1.49	US$	(0.39)	US$	0.87

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

					Other equity
											Investments in
					Gain(loss) on		Gain(loss) on		Loss on		using jointly
					available-for-		valuation of		overseas		controlled
	Common		Capital		sale financial		cashflow		business		entities and						Retained		Controlling		Non-controlling
Korean Won in millions	stock		surplus		assets		hedge		translation		associates		Others		Sub-total		earnings		equity		equity		Total equity

January 1, 2010	~~W~~	4,030,077	~~W~~	180,473	~~W~~	1,259,141	~~W~~	(5,112)	~~W~~	(377)	~~W~~	46,080	~~W~~	(54,191)	~~W~~	1,245,541	~~W~~	9,280,347	~~W~~	14,736,438	~~W~~	4,476,411	~~W~~	19,212,849
Net income		—		—		—		—		—		—		—		—		753,849		753,849		183,896		937,745
Dividends		—		—		—		—		—		—		—		—		(80,601)		(80,601)		(41,339)		(121,940)
Changes in other capital surplus		—		1,830		—		—		—		—		—		—		—		1,830		397		2,227
Variation of available-for-sale financial assets		—		—		(129,754)		—		—		—		—		(129,754)		—		(129,754)		(1,309)		(131,063)
Overseas business translation		—		—		—		—		34,420		—		—		34,420		—		34,420		5,903		40,323
Cashflow hedge		—		—		—		(2,496)		—		—		—		(2,496)		—		(2,496)		(3,264)		(5,760)
Changes in equity of jointly controlled entities and associates		—		—		—		—		—		(3,695)		—		(3,695)		—		(3,695)		57		(3,638)
Changes in other equity		—		—		—		—		—		—		(3,192)		(3,192)		—		(3,192)		(181)		(3,373)
Other reclassification		—		—		—		—		—		—		—		—		(346)		(346)		—		(346)
Changes in equity of non-controlling equity		—		—		—		—		—		—		—		—		—		—		(10,140)		(10,140)
Changes in hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(85,320)		(85,320)

June 30, 2010	~~W~~	4,030,077	~~W~~	182,303	~~W~~	1,129,387	~~W~~	(7,608)	~~W~~	34,043	~~W~~	42,385	~~W~~	(57,383)	~~W~~	1,140,824	~~W~~	9,953,249	~~W~~	15,306,453	~~W~~	4,525,111	~~W~~	19,831,564

January 1, 2011	~~W~~	4,030,077	~~W~~	180,105	~~W~~	1,092,213	~~W~~	1,187	~~W~~	(16,221)	~~W~~	24,970	~~W~~	(59,136)	~~W~~	1,043,013	~~W~~	10,489,339	~~W~~	15,742,534	~~W~~	4,563,214	~~W~~	20,305,748
Net income		—		—		—		—		—		—		—		—		1,294,912		1,294,912		182,695		1,477,607
Dividends		—		—		—		—		—		—		—		—		(201,503)		(201,503)		(36,687)		(238,190)
Changes in treasury shares of subsidiaries		—		(109)		—		—		—		—		(14,419)		(14,419)		—		(14,528)		(17,187)		(31,715)
Changes in other capital surplus		—		(281)		—		—		—		—		—		—		—		(281)		—		(281)
Variation of available-for-sale financial assets		—		—		(353,947)		—		—		—		—		(353,947)		—		(353,947)		6,726		(347,221)
Overseas business translation		—		—		—		—		(48,935)		—		—		(48,935)		—		(48,935)		(9,752)		(58,687)
Cashflow hedge		—		—		—		8,852		—		—		—		8,852		—		8,852		6,045		14,897
Changes in equity of jointly controlled entities and associates		—		—		—		—		—		(25,384)		—		(25,384)		—		(25,384)		(420)		(25,804)
Changes in other equity		—		—		—		—		—		—		4,985		4,985		—		4,985		985		5,970
Changes in equity of non-controlling equity		—		—		—		—		—		—		—		—		—		—		(7,276)		(7,276)
Dividend of hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(80,868)		(80,868)
Changes in hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(299,999)		(299,999)
Others		—		—		—		—		—		—		—		—		6,500		6,500		2,865		9,365

June 30, 2011	~~W~~	4,030,077	~~W~~	179,715	~~W~~	738,266	~~W~~	10,039	~~W~~	(65,156)	~~W~~	(414)	~~W~~	(68,570)	~~W~~	614,165	~~W~~	11,589,248	~~W~~	16,413,205	~~W~~	4,310,341	~~W~~	20,723,546

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

					Other equity
							Gain(loss)				Investments in
					Gain(loss) on		on		Loss on		using jointly
					available-for-		valuation of		overseas		controlled										Non-
	Common		Capital		sale financial		cashflow		business		entities and						Retained		Controlling		controlling
U.S. dollar in thousands	stock		surplus		assets		hedge		translation		associates		Others		Sub-total		earnings		equity		equity		Total equity

January 1, 2010	US$	3,738,129	US$	167,399	US$	1,167,926	US$	(4,742)	US$	(350)	US$	42,742	US$	(50,265)	US$	1,155,311	US$	8,608,058	US$	13,668,897	US$	4,152,130	US$	17,821,027
Net income		—		—		—		—		—		—		—		—		699,238		699,238		170,574		869,812
Dividends		—		—		—		—		—		—		—		—		(74,762)		(74,762)		(38,344)		(113,106)
Changes in other capital surplus		—		1,697		—		—		—		—		—		—		—		1,697		368		2,065
Variation of available-for-sale financial assets		—		—		(120,354)		—		—		—		—		(120,354)		—		(120,354)		(1,214)		(121,568)
Overseas business translation		—		—		—		—		31,927		—		—		31,927		—		31,927		5,475		37,402
Cashflow hedge		—		—		—		(2,315)		—		—		—		(2,315)		—		(2,315)		(3,028)		(5,343)
Changes in equity of jointly controlled entities and associates		—		—		—		—		—		(3,427)		—		(3,427)		—		(3,427)		53		(3,374)
Changes in other equity		—		—		—		—		—		—		(2,961)		(2,961)		—		(2,961)		(168)		(3,129)
Other reclassification		—		—		—		—		—		—		—		—		(321)		(321)		—		(321)
Changes in equity of non-controlling equity		—		—		—		—		—		—		—		—		—		—		(9,405)		(9,405)
Changes in hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(79,139)		(79,139)

June 30, 2010	US$	3,738,129	US$	169,096	US$	1,047,572	US$	(7,057)	US$	31,577	US$	39,315	US$	(53,226)	US$	1,058,181	US$	9,232,213	US$	14,197,619	US$	4,197,301	US$	18,394,920

January 1, 2011	US$	3,738,129	US$	167,058	US$	1,013,091	US$	1,101	US$	(15,046)	US$	23,161	US$	(54,852)	US$	967,455	US$	9,729,468	US$	14,602,110	US$	4,232,644	US$	18,834,754
Net income		—		—		—		—		—		—		—		—		1,201,106		1,201,106		169,459		1,370,565
Dividends		—		—		—		—		—		—		—		—		(186,906)		(186,906)		(34,029)		(220,935)
Changes in treasury shares of subsidiaries		—		(101)		—		—		—		—		(13,374)		(13,374)		—		(13,475)		(15,942)		(29,417)
Changes in other capital surplus		—		(261)		—		—		—		—		—		—		—		(261)		—		(261)
Variation of available-for-sale financial assets		—		—		(328,306)		—		—		—		—		(328,306)		—		(328,306)		6,239		(322,067)
Overseas business translation		—		—		—		—		(45,390)		—		—		(45,390)		—		(45,390)		(9,046)		(54,436)
Cashflow hedge		—		—		—		8,211		—		—		—		8,211		—		8,211		5,607		13,818
Changes in equity of jointly controlled entities and associates		—		—		—		—		—		(23,545)		—		(23,545)		—		(23,545)		(390)		(23,935)
Changes in other equity		—		—		—		—		—		—		4,622		4,622		—		4,622		914		5,536
Changes in equity of non-controlling equity		—		—		—		—		—		—		—		—		—		—		(6,749)		(6,749)
Dividend of hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(75,010)		(75,010)
Changes in hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(278,266)		(278,266)
Others		—		—		—		—		—		—		—		—		6,029		6,029		2,658		8,687

June 30, 2011	US$	3,738,129	US$	166,696	US$	684,785	US$	9,312	US$	(60,436)	US$	(384)	US$	(63,604)	US$	569,673	US$	10,749,697	US$	15,224,195	US$	3,998,090	US$	19,222,285

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

					Translation into
	Korean Won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	1,477,607	~~W~~	937,745	US$	1,370,565	US$	869,812
Adjustment to net income:
Income tax expense		564,032		230,434		523,172		213,741
Interest income		(7,387,955)		(7,155,523)		(6,852,755)		(6,637,161)
Interest expense		3,760,091		3,851,985		3,487,702		3,572,939
Dividend income		(128,688)		(104,730)		(119,366)		(97,143)
Retirement benefits		78,598		56,955		72,904		52,829
Depreciation and amortization		132,787		120,757		123,168		112,009
Impairment loss on credit losses		1,234,865		1,427,680		1,145,409		1,324,256
Loss on disposal of investments in jointly controlled entities and associates		—		69		—		64
Loss on disposal of fixed assets and other assets		4,121		1,237		3,822		1,147
Impairment loss of fixed assets and other assets		12,021		7,638		11,150		7,085
Loss on transaction of derivatives		5,009		1,344		4,646		1,247
Loss on valuation of derivatives		15,049		11,006		13,959		10,209
Provisions		10,464		85,233		9,706		79,059
Share of profits of jointly controlled entities and associates		(25,905)		(2,698)		(24,028)		(2,503)
Gain on available-for-sale financial assets, net		(937,271)		(611,730)		(869,373)		(567,415)
Gain on held-to-maturity financial assets, net		—		(21)		—		(19)
Gain on disposal of investments in jointly controlled entities and associates		(33,790)		(21)		(31,342)		(19)
Gain on disposal of fixed assets and other assets		(5,193)		(628)		(4,817)		(583)
Reversal of impairment loss of fixed assets and other assets		(3,528)		(719)		(3,272)		(667)
Gain on transaction of derivatives		(233)		(4,964)		(216)		(4,604)
Gain on valuation of derivatives		(18,727)		(132,086)		(17,370)		(122,517)
Reversal of provisions		(17,477)		(14,291)		(16,211)		(13,256)

Changes in operating assets and liabilities:
Decrease (increase) in financial assets at fair value through profit or loss		(333,672)		30,735		(309,500)		28,508
Increase in loans and receivables		(7,346,512)		(1,193,275)		(6,814,314)		(1,106,831)
Increase in other assets		(4,695,356)		(4,840,887)		(4,355,214)		(4,490,202)
Decrease in provisions		(8,829)		(4,314)		(8,189)		(4,001)
Decrease in retirement benefit obligation		(19,299)		(137,643)		(17,901)		(127,672)
Increase in other financial liabilities		6,125,820		5,565,189		5,682,052		5,162,034
Increase (decrease) in other liabilities		134,812		(451,963)		125,046		(419,222)
(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

					Translation into
	Korean Won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions)				(In thousands)
Cash received (paid) from operating activities:
Income tax paid	~~W~~	(298,696)	~~W~~	(146,539)	US$	(277,058)	US$	(135,923)
Interest revenue received		7,300,845		7,093,360		6,771,955		6,579,501
Interest expense paid		(3,512,603)		(3,486,081)		(3,258,142)		(3,233,541)
Dividend received		128,688		104,730		119,366		97,143

Net cash provided by(used in) operating activities		(3,788,925)		1,237,984		(3,514,446)		1,148,304

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in available-for-sale financial assets and held-to-maturity financial assets		3,056,632		(4,595,633)		2,835,203		(4,262,715)
Disposal of investment property		131,022		121,522		121,530		112,719
Disposal of fixed asset		31,719		49,094		29,421		45,538
Disposal of intangible asset		55,599		43,775		51,571		40,604
Disposal of held-for-sale asset		41,742		24,149		38,718		22,400
Net increase in due from banks		(3,601,366)		(5,195,304)		(3,340,475)		(4,818,944)
Net increase in investment assets of related entity		(79,015)		(105,652)		(73,291)		(97,998)
Acquisition of investment property		(5,198)		(57,266)		(4,821)		(53,118)
Acquisition of fixed asset		(106,753)		(124,348)		(99,020)		(115,340)
Acquisition of intangible asset		(235,339)		(68,387)		(218,291)		(63,433)

Net cash used in investing activities		(710,957)		(9,908,050)		(659,455)		(9,190,287)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in hedging derivatives		—		41,518		—		38,510
Net increase in deposits due to customers		4,076,018		6,943,528		3,780,744		6,440,523
Net increase in borrowings		143,378		1,334,050		132,991		1,237,408
Net increase (decrease) in debentures		778,636		(870,151)		722,230		(807,115)
Net increase in hedging derivatives		(5,400)		—		(5,009)		—
Dividends paid		(201,503)		(80,947)		(186,906)		75,083)
Decrease in non-controlling interests		(435,568)		(135,196)		(404,014)		(125,402)
Others		(14,418)		—		(13,374)		—

Net cash provided by financing activities		4,341,143		7,232,802		4,026,662		6,708,841

NET DECREASE IN CASH AND CASH EQUIVALENTS		(158,739)		(1,437,264)		(147,239)		(1,333,142)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		3,483,407		4,350,055		3,231,061		4,034,927

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	~~W~~	3,324,668	~~W~~	2,912,791	US$	3,083,822	US$	2,701,785

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010
1. GENERAL
(1) Woori Finance Holdings Co., Ltd.
Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or “Parent” or the “Company”) was incorporated on March 27, 2001, to engage in managing the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea which merged into Woori Bank on March 31, 2004) and Woori Investment Bank (which merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, as of June 30, 2011, the Company consolidates Woori Bank, nine other subsidiaries, and 141 2nd-tier subsidiaries including Woori Credit Information Co., Ltd.,
Upon incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares (~~W~~5,000 per share). As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of June 30, 2011, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which KDIC owns 459,198,609 shares (56.97% ownership).
On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Fees in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.
(2) The Company and its subsidiaries (the “Group”) has the following subsidiaries(Unit: Korean Won in millions, USD in thousands, EUR in thousands, VND in millions, IDR in millions):

					June 30, 2011		December 31, 2010
					Number of	Percentage	Number of	Percentage	Financial
Parent				Main	shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	Capital		business	owned	ship (%)	owned	ship (%)	as of
Woori Finance Holdings Co., Ltd.	Woori Bank	~~W~~	3,829,800	Banking	765,956,580	100.0	765,956,580	100.0	June 30
”	Kyongnam Bank		290,300	”	58,049,994	99.9	58,049,994	99.9	June 30
”	Kwangju Bank		247,100	”	49,413,333	99.9	49,413,333	99.9	June 30
”	Woori FIS Co., Ltd. (*1)		4,500	System Software development & maintenance	900,000	100.0	900,000	100.0	June 30
”	Woori F&I Co., Ltd.		30,000	Financial business	6,000,000	100.0	6,000,000	100.0	June 30
”	Woori Investment Securities Co., Ltd. (*2)		786,800	Securities investment	46,324,981	35.0	46,324,981	35.0	June 30
”	Woori Asset Management Co., Ltd.		33,300	Financial business	6,662,000	100.0	6,662,000	100.0	June 30
”	Woori Private Equity Co., Ltd.		20,000	”	4,000,000	100.0	4,000,000	100.0	June 30
”	Woori Financial Co., Ltd.		84,800	”	8,909,439	52.5	8,909,439	52.5	June 30
”	Woori FG Savings Bank (*3)		31,600	”	6,320,000	100.0	—	—	June 30(*13)
Woori Bank	Woori Credit Information Co., Ltd.		5,000	Financial business	1,008,000	100.0	1,008,000	100.0	June 30(*13)
”	Woori America Bank (*8)	USD	122,500	Banking	24,500,000	100.0	10,500,000	100.0	June 30(*13)
”	Woori Global Market Asia Limited	USD	50,000	”	39,000,000	100.0	39,000,000	100.0	June 30(*13)
”	Woori Bank (China) Limited	USD	308,810	”	—	100.0	—	100.0	June 30(*13)
”	ZAO Woori Bank	USD	20,420	”	19,999,999	100.0	19,999,999	100.0	June 30(*13)

					June 30, 2011		December 31, 2010
					Number of	Percentage	Number of	Percentage	Financial
Parent				Main	shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	Capital		business	owned	ship (%)	owned	ship (%)	as of
Woori Bank	PT. Bank Woori Indonesia	IDR	170,000	Banking	1,618	95.2	1,618	95.2	June 30(*13)
”	Korea BTL Infrastructure Fund (*8)	~~W~~	394,100	Financial business	78,814,560	100.0	66,958,321	100.0	June 30(*13)
”	Woori fund service Co., Ltd. (*4)		3,000	”	600,000	100.0	—	0.0	June 30(*13)
”	Kumho Trust 1st Co., Ltd. (*5)		50	Asset securitization	—	0.0	—	0.0	June 30(*13)
”	Asiana Saigong Inc. (*5)		10	”	—	0.0	—	0.0	June 30(*13)
”	An-Dong Raja 1st Co., Ltd. (*5)		50	”	—	0.0	—	0.0	June 30(*13)
”	Consus 8th Co., LLC (*5)		10	”	—	0.0	—	0.0	June 30(*13)
”	KAMCO Value Recreation 1st Securitization Specialty Co., Ltd. (*5)		10	”	150	15.0	150	15.0	June 30(*13)
”	Woori More Conduit Co., Ltd.(M) (*5)		50	”	—	0.0	—	0.0	June 30(*13)
”	Woori More Conduit Co., Ltd._Series C (*5)		50	”	—	0.0	—	0.0	June 30(*13)
”	Woori IB Global Bond Co., Ltd. (*5)		50	”	—	0.0	—	0.0	June 30(*13)
”	Hyundae Glory No.1 Inc. (*6)		10	”	—	—	—	0.0	—
”	KDB Capital First ABCP Co., Ltd. (*5)		50	”	—	0.0	—	0.0	June 30(*13)
”	Vivaldi HL First ABCP Co., Ltd. (*5)		50	”	—	0.0	—	0.0	June 30(*13)
”	IB Global 1st Inc. (*5)		10	”	—	0.0	—	0.0	June 30(*13)
”	Real DW Second Co., Ltd. (*5)		10	”	—	0.0	—	0.0	June 30(*13)
”	Hermes STX Co., Ltd. (*5)		10	”	—	0.0	—	0.0	June 30(*13)
”	BWL First Co., LLC (*5)		10	”	—	0.0	—	0.0	June 30(*13)
”	Swan SF Co., Ltd. (*6)		50	”	—	—	—	0.0	—
”	Woori Poongsan Co., Ltd. (*5)		10	”	—	0.0	—	—	June 30(*13)
”	Ocean Sand Co., Ltd. (*5)		10	”	—	0.0	—	—	June 30(*13)
Kyongnam Bank	Consus 6th Co., LLC (*5)		10	”	—	0.0	—	0.0	June 30(*13)
Kwangju Bank	Euro Quanto Second Inc. (*5)		10	”	—	0.0	—	0.0	June 30(*13)
”	Hybrid 1st Specialty Inc. (*5)		10	”	—	0.0	—	0.0	June 30(*13)
”	KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd. (*5)		10	”	150	15.0	150	15.0	June 30(*13)
Woori F&I Co. Ltd.	Woori AMC Co., Ltd.		4,000	Other financial business	800,000	100.0	800,000	100.0	June 30
”	Woori F&I Fifth Asset Securitization Specialty		2,400	Asset securitization	48,500	100.0	48,500	100.0	June 30
”	Woori F&I Sixth Asset Securitization Specialty		4,900	”	98,780	100.0	98,780	100.0	June 30
”	Woori F&I Seventh Asset Securitization Specialty		5,300	”	105,300	100.0	105,300	100.0	June 30
”	Woori F&I Eighth Asset Securitization Specialty		100	”	19,600	100.0	19,600	100.0	June 30
”	Woori F&I Tenth Asset Securitization Specialty		4,100	”	98,020	100.0	98,020	100.0	June 30
”	Woori F&I Eleventh Asset Securitization Specialty (*9)		4,900	”	111,060	100.0	181,060	100.0	June 30
”	Woori F&I Thirteenth Asset Securitization Specialty (*9)		9,100	”	238,304	94.6	477,443	94.6	June 30
						50.0+		50.0+
”	Woori SB Tenth Asset Securitization Specialty		25,200	”	410,711	1share	410,711	1share	June 30
”	Woori F&I Sixteenth Asset Securitization Specialty		5,200	”	103,620	100.0	103,620	100.0	June 30
”	Woori EA Third Asset Securitization Specialty		16,300	”	227,808	70.0	227,808	70.0	June 30
”	Woori EA Fourth Asset Securitization Specialty		1,300	”	185,920	70.0	185,920	70.0	June 30
”	Woori EA Fifth Asset Securitization Specialty		800	”	112,000	70.0	112,000	70.0	June 30

					June 30, 2011		December 31, 2010
					Number of	Percentage	Number of	Percentage	Financial
Parent				Main	shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	Capital		business	owned	ship (%)	owned	ship (%)	as of
Woori F&I Co. Ltd.	Woori F&I Seventeenth Asset Securitization Specialty	~~W~~	900	Asset securitization	17,500	100.0	17,500	100.0	June 30
”	WR Loan Inc.		10	”	2,000	100.0	2,000	100.0	June 30
”	Woori EA Eighth Asset Securitization Specialty		1,800	”	18,105	51.0	18,105	51.0	June 30
”	WR Investment America, LLC		291,200	Administration of NPL	25,000,000	100.0	25,000,000	100.0	June 30
”	Woori F&I Eighteenth Asset Securitization Specialty		30	Asset securitization	5,600	100.0	5,600	100.0	June 30
	Woori EA Tenth Asset Securitization Specialty (*7)		60	”	5,610	51.0	—	—	June 30
”	Woori F&I Nineteenth Asset Securitization Specialty (*7)		20	”	3,600	100.0	—	—	June 30
”	Woori F&I Twentieth Asset Securitization Specialty (*7)		60	”	7,200	60.0	—	—	June 30
”	Woori F&I 21st Asset Securitization Specialty (*7)		30	”	6,400	100.0	—	—	June 30
”	Woori F&I 22nd Asset Securitization Specialty (*7)		20	”	4,200	100.0	—	—	June 30
Woori Investment Securities Co. Ltd.	Woori Futures Co., Ltd.		25,000	Futures trading	5,000,000	100.0	5,000,000	100.0	June 30
”	Woori Investment Asia PTE. Ltd.	USD	50,000	Securities investments	50,000,000	100.0	50,000,000	100.0	June 30(*13)
”	Woori Absolute Asia Global Opportunity Fund	USD	35,000	”	44,700	100.0	44,700	100.0	June 30(*13)
”	LG Investments Holding B.V. (Amsterdam) GG	EUR	16,424	”	1,642,398,242	100.0	1,642,398,242	100.0	June 30(*13)
”	Woori Investment Securities (H.K.) Ltd.	USD	22,500	Securities business	22,500,000	100.0	22,500,000	100.0	June 30(*13)
”	Connacht Capital Market Investment	USD	150	Securities investments	15,000,000	100.0	15,000,000	100.0	June 30(*13)
”	Woori Investment Securities Int’l Ltd.	USD	5,788	”	5,788,000	100.0	5,788,000	100.0	June 30(*13)
”	Woori Investment Securities America, Inc.	USD	0.003	”	300	100.0	300	100.0	June 30(*13)
”	Woori CBV Securities Corporation (*2)	VND	135,000	Securities business	6,615,000	49.0	6,615,000	49.0	June 30(*13)
”	MARS First Private Equity Fund		34,000	Other financial business	18,000,000	52.9	18,000,000	52.9	June 30(*13)
”	MARS Second Private Equity Fund (*2)		282,000	”	25,066,666,670	8.9	25,066,666,670	8.9	June 30(*13)
”	Woori Absolute Partners PTE Ltd.	USD	5,000	Securities investments	5,000,000	100.0	5,000,000	100.0	June 30(*13)
”	Woori Korindo Securities Indonesia (*8)	USD	6,810	”	150,000,000	60.0	114,000,000	60.0	June 30(*13)
”	Woori Absolute Return Investment Strategies Fund	USD	0.3	”	30,000	100.0	30,000	100.0	June 30(*13)
”	Kofc Woori Growth Champ Private Equity Fund (*10)		12,600	Other financial business	6,930	27.3	—	—	June 30(*13)
”	Woori Investment advisory Co. Ltd.(Beijing) (*10)	USD	3,050	Securities investments	1	100.0	—	—	June 30(*13)
”	KAMCO Value Recreation 9th Securitization Specialty Co., Ltd. (*5)		10	Asset securitization	150	0.15	150	0.15	June 30(*13)
Woori Private Equity Co. Ltd.	Woori Private Equity Fund (*8)		231,600	Other financial business	149,847	61.0	141,372	61.0	June 30
”	Woori EL Co., Ltd.		10	”	1,010	100.0	1,010	100.0	June 30
MARS First	MARS INS First, Ltd.		20	”	12,500	100.0	12,500	100.0	June 30(*13)
Woori Private Equity Fund	Kumho Investment Bank (*2)		90,000	Credit financial business	74,550,000	41.4	74,550,000	41.4	June 30
Kumho Investment Bank	KIB Invest LLC (*11)		10	Asset securitization	—	—	—	0.0	—

					June 30, 2011		December 31, 2010
					Number of	Percentage	Number of	Percentage	Financial
Parent				Main	shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	Capital		business	owned	ship (%)	owned	ship (%)	as of
Kumho Investment Bank	HUB 1st Co., Ltd. (*5)	~~W~~	50	Asset Securitization	—	0.0	—	0.0	June 30(*13)
”	HUB 2nd Co., Ltd. (*5)		10	”	—	0.0	—	0.0	June 30(*13)
”	HUB 3rd Co., Ltd. (*5)		10	”	—	0.0	—	0.0	June 30(*13)
”	Two Eagles KIB LLC (*5)		100	Other service business	—	100.0	—	100.0	March 31
Woori Bank, Kyungnam Bank and Kwangju Bank	TY Second Asset Securitization Specialty (*5)		50	Asset securitization	—	0.0	—	0.0	June 30(*13)
Woori Private Equity & Two Eagles KIB LLC	Two Eagles LLC		200	”	—	55.0	—	55.0	March 31
Woori Private Equity Fund & My Asset Manhattan Private REIT 1st	Sahn Eagles LLC (*12)	USD	80,000	Other financial business	—	—	52,523,601	65.6	March 31
Woori Bank, Kyungnam Bank Kwangju Bank, Woori Investment securities and Kumho Investment Bank	Woori Partner Plus Private Equity Securities 4th and 59 beneficiary certificates for the rest.		—	Beneficiary certificates	—	—	—	—	June 30(*13)

(*1)	Woori Finance Information System Co., Ltd. changed its name to Woori FIS Co., Ltd. on May 1, 2011.

(*2)	Although the Group’s voting right is less than 50%, as the Group has controlling power over the entity, the entity is included in the consolidation.

(*3)	For the six months ended June 30, 2011, entity was established through a 100% investment from a subsidiary; the entity’s assets and liabilities transferred from former Samhwa Savings Bank Co., Ltd. (Note 42).

(*4)	For the six months ended June 30, 2011, Woori fund service Co., Ltd. was founded by 100% investment of Woori bank.

(*5)	Classified as a special purpose entity (SPE) and included in consolidation scope under K-IFRS 2012 Consolidation—Special Purpose Entities, considering the activities of the SPE, decision-making powers, benefits and risks. In addition, principal and interest guaranteed trusts of Woori Bank, Kyongnam Bank, and Kwangju Bank are included in consolidation under K-IFRS 2012 Consolidation—Special Purpose Entities.

(*6)	Entity is excluded from consolidation due to liquidation for the six months ended June 30, 2011.

(*7)	For the six months ended June 30, 2011, Woori F&I Co., Ltd. acquired each 51%, 100%, 60%, 100% and 100% ownership interest of Woori EA Tenth Asset Securitization Specialty, Woori F&I Nineteenth Asset Securitization Specialty, Woori F&I Twentieth Asset Securitization Specialty, Woori F&I 21st Asset Securitization Specialty and Woori F&I 22nd Asset Securitization Specialty, respectively.

(*8)	The number of holding shares increased due to the paid-in capital increase for the six months ended June 30, 2011.

(*9)	The number of holding shares decreased due to the paid-in capital decrease for the six months ended June 30, 2011.

(*10)	For the six months ended June 30, 2011, Woori investment securities Co., Ltd. , a subsidiary, acquired the shares of Kofc Woori Growth Champ Private Equity Fund and Woori Investment advisory Co. Ltd. (Beijing) for 27.3% ownership and 100% ownership, respectively. KOFC Woori Growth Champ Private Equity Fund was included in the scope of consolidation as Woori investment securities Co., Ltd. is a general partner of the fund.

(*11)	As Kumho Investment Bank redeemed ABCP to KIB Investment Co., Ltd, the Group neither retains benefits nor is exposed to risks. As a result, Kumho Investment Bank is excluded from consolidation.

(*12)	For the six months ended June 30, 2011, the Group disposed its shares in My Asset Manhattan Real Estate Investment Trust 1st (“My Asset Manhattan REIT 1st”), resulting in the ownership’s interest decreasing to less than 50% and losing controlling power, as such it is excluded from consolidation. In addition, Sahn Eagles LLC, which My Asset Manhattan REIT 1st had controlling power over, is now also excluded from consolidation. Furthermore, My Asset Manhattan REIT 1st is reclassified as an investment in beneficiary certificates during the period.

(*13)	The provisional financial statements as of and for the six months ended June 30, 2011 are used for consolidation.

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES
(1) Basis of financial statement presentation
The Group has adopted Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011 and the accompanying consolidated financial statements are prepared on K-IFRS. In accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standards, the transition date to K-IFRS is January 1, 2010. An explanation of how the transition to K-IFRS has affected the financial position as of January 1, 2010 (date of transition), June 30, 2010 and December 31, 2010, and comprehensive income for the three months and six months ended June 30, 2010 and the year ended December 31, 2010 of the Company is provided in Note 44 “Transition Effects of K-IFRS.”
The Group maintains its official accounting records in Korean Won and prepares consolidated financial statements in conformity with K-IFRS, in the Korean language (Hangul). Accordingly, these consolidated financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.
The accompanying financial statements are stated in Korean Won, the currency of the country in which the Group is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,107.20 to US$1.00 at June 30, 2011, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.
The Company’s interim consolidated financial statements for the six months ended June 30, 2011, the period presented in the first K-IFRS financial statement, are prepared in accordance with K-IFRS 1034 Interim Financial Reporting.
There may be newly or amended K-IFRS and interpretations that are effective subsequent to the current period-end during 2011 or during 2012 which early-adoption is permitted during 2011. Accordingly, accounting policies that are used for the preparation of the interim consolidated financial statements may be different from the policies that are used for the preparation of the first annual financial statements in accordance with K-IFRS as of and for the period ending December 31, 2011. Currently, enactments and amendments of the K-IFRS are in progress, and the financial information presented in the interim financial statements may change accordingly in the first annual financial statements.
Major accounting policies used for the preparation of the interim consolidated financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.
The company’s financial statement has been filled out based on the historical cost method except for specific non-current assets and financial assets. The historical cost is generally measured at fair value of acquired assets.
(2) Basis of consolidated financial statement presentation
The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Group. Control is achieved where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those adopted by the Group.
All intra-group transactions, related assets and liabilities, income and expenses are eliminated in full on consolidation.
Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. The carrying amount of non-controlling interests is adjusted to reflect their proportional share of changes in equity subsequent to the initial recognition. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the owners’ interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.
When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.
(3) Business Combinations
Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:
•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits respectively;
•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and
•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard.
When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (which cannot exceed one year from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

(4) Investments in associates
An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Significant influence is generally presumed to exist when the Group holds 20% or more, but less than 50%, of the voting rights.
The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the associate and any impairment. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.
Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.
The requirements of K-IFRS 1039 Financial Instruments: Recognition and Measurement are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.
When the Group transacts with its associate, unrealized profits resulting from the transactions with the associate are eliminated to the extent of interests in the associate and unrealized losses are eliminated to the extent that there is no indication of impairment on transferred assets resulting from such transactions. When necessary, adjustments are made to the financial statements of associates to bring their accounting policies into line with those adopted by the Group in applying the equity method.
(5) Interests in joint ventures
A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).
The Group accounts for its interests in jointly controlled entities using the equity method, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations.
(6) Goodwill
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.
For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro-rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of income. An impairment loss recognized for goodwill is not reversed in subsequent periods.
(7) Accounting for foreign currency translation
1) Functional currency and presentation currency
The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements are expressed in Korean Won, which is the functional and the presentation currency of the Group.
2) Translation of foreign currency transactions and balances at the end of reporting period
In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge and form part of the Group’s net investment in a foreign operation are recognized in equity.
The company is recognizing amortized cost and exchange rate variation effect as gains and losses of current period, and, variation of fair value as other comprehensive gains and losses both of which are among the variation of monetary securities of foreign currency classified as available-for-sale financial instruments. And the company is recognizing variation of fair value and exchange rate variation effect of non-monetary securities of foreign currency classified as available-for-sale financial asset, as other comprehensive gains and losses.
3) Foreign Currency Translation
Financial position and operating results of the Group are translated into the Group’s reporting currency as follows:

Description
Statement of consolidated financial position	The assets and liabilities are translated at the exchange rate prevailing at the end of the reporting period. Equity is translated at exchange rate at the time of acquisition.
Statement of consolidated comprehensive income	The statement of consolidated comprehensive income is translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.
(8) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.
(9) Financial assets and financial liabilities
1) The classification of financial assets
Financial assets are classified into the following categories depending on the nature and purpose of possession: ‘financial assets at FVTPL’, ‘loans and receivables’, ‘available-for-sale financial assets’ and ‘held-to-maturity investments.’
a) Financial assets at FVTPL
Financial assets are classified as at FVTPL when the financial asset is held for trading or is designated at FVTPL at initial recognition. All derivatives including the embedded derivatives, which are separated from the host contract, are classified as trading securities, unless they are designated and effective hedging instruments.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:
•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or
•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire hybrid (combined) contract to be designated as at FVTPL
b) Loans and receivables
Non-derivative financial assets that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables.’
c) Available-for-sale (AFS) financial assets
Available-for-sale financial assets are those non-derivatives financial assets that are either designated as AFS or are not classified as ‘financial assets at FVTPL’, ‘held-to-maturity investments’ or ‘loans and receivables.’
d) Held-to-maturity financial assets
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity.
2) Financial liabilities classification
Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized costs.
a) Financial liabilities at FVTPL
Financial liabilities at FVTPL include a financial liability held for trading and a financial liability designated at FVTPL. All derivatives including the embedded derivatives separated from the host contract are classified as financial liabilities held for trading unless they are designated and effective hedging instruments.
The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.
b) Financial liabilities measured at amortized costs
Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.
3) Recognition and Measurement
Standard trading transaction of a financial asset is recognized at the date of transaction when the Group becomes a party to the contractual provisions of the asset. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition plus transaction costs that are directly attributable to the acquisition (issuance). Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statement of comprehensive income.
Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. Held-to-maturity financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.
Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statement of comprehensive income during the period in which they arise. Changes in the fair value of monetary and non-monetary securities, which are classified as AFS financial assets, are recognized in other comprehensive income. Changes in the fair value of AFS monetary assets denominated in a foreign currency are comprised of exchange differences on amortized costs and other carrying value fluctuation. Exchange differences on AFS monetary assets are recognized in profit or loss and changes in carrying value that is not related to the exchange differences are recorded in other comprehensive income.

Dividend income of financial assets at FVTPL and AFS financial assets is recognized in profit or loss when the Group’s right to receive the dividend is established.
Where the AFS financial asset is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in other comprehensive income is reclassified to profit or loss.
4) Derecognition of financial assets
The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.
5) Fair value of financial assets and liabilities
Derivatives, financial assets and liabilities held for trading, AFS financial assets are recognized at fair value. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
The fair values of quoted financial instruments in active markets are based on bid prices. If there is no active market for a financial instrument such as non-marketable equity securities, the Group establishes the fair value using valuation techniques. These include the use of recent arm’s length transactions, reference to the current fair value of similar transactions and discounted cash flow analyses.
Fair value measurement methods for each type of financial instruments are as follows:

Classification	Fair value measurement technique
Securities	Securities are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker. Considering the characteristics of securities, one or more of the following valuation techniques are used in fair value measurement by such third party: Discounted Cash Flow (DCF) model, Imputed Market Value (IMV) model, Fee Cash Flow to Equity (FCFE) model, dividend discount model, and risk adjusted discounted rate model.

Loans and receivables	The present value of cash flows including the future interest is used. The discount rate used for floating rate loans is current effective interest rates while market interest rates to maturity are used for fixed rate loans.

Derivatives	Derivatives are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured at fair value using valuation techniques. These include the use of recent arm’s length transactions, the settlement price in the most current transactions, if any, and the DCF and option pricing models.

Deposits	Deposits are measured at fair value by maturity. The fair value of demand deposits approximates its carrying value and the fair value of savings deposits is measured by discounting expected future cash flows at a market interest rate or interest rate of other deposits with similar maturity.

Borrowings	Borrowings are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by discounting expected future cash flows at a reasonable discount rate.

Subordinated borrowings	Subordinated borrowings are measured at quoted fair value. Otherwise, they are measured by discounting expected future cash flows.

(10) Offsetting financial instruments
Financial assets and liabilities are presented net in the statement of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.
(11) Impairment of the financial assets
1) Assets measured at amortized costs
The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is considered to be impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the estimated future cash flows of the financial asset have been affected .
The criteria used to determine whether there is objective evidence of impairment include:
•	significant financial difficulty of the issuer or obligor; or

•	a breach of contract, such as a default or delinquency in interest or principal payments; or

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the

•	borrower a concession that the lender would not otherwise consider; or

•	it becoming probability that the borrower will enter bankruptcy or financial re-organization; or

•	the disappearance of an active market for the financial asset due to financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.
For individually significant financial assets, the Group assesses whether objective evidence of impairment exists individually, and it assesses for impairment of financial assets that are not significant on an individual or collective basis. If there is no objective evidence of impairment exists for financial assets individually assessed, the Group includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Group recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.
The amount of impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of impairment loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in profit or loss of current period.
For loans and receivables or held-to-maturity financial assets with a variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.
Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.
Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected, and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.
For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a group of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) needs to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.
When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in profit or loss of current period.
2) Available-for-sale financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that the Group’s financial asset (or a group of financial assets) is impaired. For debt securities, the Group uses the criteria refer to (11)-1) above.
For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below the cost is objective evidence of impairment. If there is objective evidence of impairment for AFS financial assets, the cumulative loss, which recognizes the difference between the acquisition cost and the current fair value as other comprehensive income except the impairment loss previously recognized in profit or loss, is removed from equity and recognized in profit or loss. For AFS equity instruments, impairment losses recognized in profit or loss are not reversed through profit or loss. When the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in profit or loss of current period.
(12) Investment properties
The Group classifies the property held to earn rentals and/or for capital appreciation as investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.
While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
(13) Fixed assets
Fixed assets are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of fixed assets is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. However, under K-IFRS 1101 First-time adoption of International Financial Reporting Standard, certain fixed assets such as land and buildings were measured at fair value, which is regarded as deemed cost, at the date of transition to K-IFRS.
Subsequent costs to replace part of the fixed assets are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.
Fixed assets are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Classification	Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Of the same kind or with similar useful lives

The Group reviews the depreciation method, the estimated useful lives and residual values of fixed assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.
(14) Intangible assets (intangible assets excluding goodwill)
Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Classification	Useful life
Patents	10 years
Development costs	5 years
Software and others	4 to 5 years
(15) Impairment of non-monetary assets
Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss of current period.
(16) Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
1) The Group as lessor
Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.
Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.
2) The Group as lessee
Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.
Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.
Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(17) Derivative instruments
Derivative instruments are classified as forward, futures, option, and swap, depending on the type of transactions and are classified as either trading or hedging depending on their transaction purposes. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.
If a financial instrument that was previously recognized as a derivative asset is measured at fair value and when its fair value decreases below ‘zero’, such derivative instrument is recognized as a derivative liability.
1) Embedded derivatives
Derivatives embedded in financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL. If embedded derivatives are not treated as separate derivatives, they are designated as financial assets at FVTPL or financial liabilities at FVTPL in accordance with K-IFRS 1039 Financial: Recognition and Measurement.
2) Hedge accounting
The Group designates certain hedging instruments to:
•	hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge);

•	hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); and

•	hedge of a net investment in a foreign operation
At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.
a) Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument no longer qualifies for hedge accounting and the fair value adjustment to the carrying amount of the hedged item is amortized to profit or loss from that date to maturity using the effective interest method.
b) Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss.
Hedge accounting is discontinued when the hedging instrument expires or is sold, or it no longer qualifies for hedge accounting, and any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

c) Hedges of net investments in foreign operations
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity while the gain or loss relating to the ineffective portion is recognized immediately in profit or loss. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.
(18) Assets held for sale
The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
(19) Compound financial instruments
The component parts of compound financial instruments issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income tax effects, and is not subsequently remeasured. The transaction cost related to the issuance of compound financial instrument is allocated to the liability and equity component proportionately to the amounts issued.
(20) Provisions
The Group recognizes provisions if it has a present or contractual obligations as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provisions are not recognized for future operating losses.
The Group recognizes provisions related to the unused portion of card, payment guarantees and litigations. Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities as an asset retirement obligation.
Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.
(21) Financial guarantee contracts
A financial guarantee contract refers to the contract that requires the issuer to pay the specified amounts to reimburse the holder for a loss because the specified debtor fails to make payment when due under original or revised contractual terms of debt instruments. The financial guarantee contract is measured on initial recognition at the fair value, and the fair value is amortized over the financial guarantee contract term.
After initial recognition, financial guarantee contract is measured at the higher of:
•	the present value of estimated payment under the contracts; and
•	the amount initially recognized less, cumulative amortization recognized in accordance with the K-IFRS 1018 Revenue

(22) Interest income and expense recognition
The Group recognizes interest income and expenses from held-to-maturity financial assets measured at amortized cost, loans and receivables, and other financial liabilities on an accrual basis using the effective interest method.
(23) Employee benefits
1) Short-term employee benefits
The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services when the employee renders services. The Group, also, recognizes relevant liabilities and expenses when the services that increase the future paid-leave right are rendered in accordance with accumulating compensated absences. Expenses and liabilities are recognized when the Group pays a bonus even with no legal obligation due to the consideration for constrictive obligation.
2) Retirement benefits
The Group operates defined benefit plans. For defined benefit plans, the liability recognized in the statement of financial position is the present value of the current defined benefit obligation at the date of the statement of financial position, less the fair value of plan assets, as adjusted for unrecognized past service cost.
The defined benefit obligation is calculated on an annual basis by independent actuaries according to the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.
Actuarial gains and losses arising from the differences between changes in actuarial assumptions and what has actually occurred are recognized in profit or loss in the period in which they occur.
(24) Equity-settled share-based payment arrangements
Equity-settled share-based payment which is granted to employees and others providing similar services is measured at the fair value of equity instruments at the grant date.
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to other equity.
For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.
(25) Income tax expense
Income tax consists of current and deferred income tax. Income tax is recognized in profit or loss except when it relates to elements recognized in other comprehensive income or directly in equity. Financial liabilities (assets) at FVTPL is measured at the amount expected to be paid to taxation authorities (recovered from taxation authorities) using the tax rates and tax laws that have been enacted by the reporting date or substantively enacted.
Current tax expenses are calculated based on the basis of tax laws that have been enacted or substantively enacted by the reporting date in the countries where the Group operates and generates taxable income.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Company does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date —the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled— or substantially enacted.

Deferred tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.
Deferred income tax liabilities are provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention either to settle the balances on a net basis or to realize the asset and settle the liability simultaneously.
The consolidated tax return system applies to the Company and its 100%-owned domestic subsidiaries.
(26) Origination fees and costs
The commission, which is part of the effective interest rate of loans, is accounted for as deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for as deferred origination costs, and it is amortized on the effective interest method and included in interest income on loans.
(27) Earnings per share (“EPS”)
Basic earnings per share is calculated by dividing net income from the comprehensive income statement by the number of outstanding common shares, and diluted EPS is calculated by adjusting earnings and number of shares for the effects of all dilutive potential common shares.
3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS
The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.
(1) Impairment of goodwill
The Group performs impairment test of goodwill annually or more frequently when there is indication that a cash-generating unit may be impaired. Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group’s management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.
(2) Income Taxes
The Group is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining provision for income taxes. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. However, the actual tax payment may be different from this estimate and such difference may affect the current income tax and deferred income tax assets/liabilities in the period in which such final tax effect is confirmed.

(3) Fair value of financial instruments
The fair value of financial instruments that are not traded in active markets is established by using valuation techniques. The Company uses its judgment to select a variety of valuation techniques and make assumptions based on the market conditions as of June 30, 2011.
(4) Impairment loss on financial assets
The Company individually recognizes an impairment loss for financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.
4. RISK MANAGEMENT
The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the permissible level of risks and to manage such risks.
The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.
The Group has established an approach to manage the acceptable level of risks and eliminate the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.
The risk is managed by the risk management department based on the Group’s policy. The Risk Management Committee, as the highest decision making body, makes decisions on the risk strategies such as allocation of capital at risk and establishment of risk limit.
(1) Credit risk
Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.
1) Credit risk management
In order to measure its credit risk, the Group considers the possibility of failure in performing its obligation to its counterparties, credit exposure in the counterparty and associated default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes a grade derived using statistical methods other than using the obligor’s financial statements and exercising management’ judgment.
2) Risk limit management
In order to manage credit risk limit, the Group establishes and manages the appropriate credit line by obligor, company and industry through the management of obligors, total exposures and loan portfolios when approving the loan.
3) Credit risk mitigation
The Group mitigates credit risk on Group-owned assets through the purchase of financial collateral, physical collateral, guarantees, on-balance sheet netting and credit derivatives that becomes less related with the obligor’s credit condition. The Group has adopted the entrapment method among the credit risk mitigation techniques as acknowledged by BASEL II standards and reflected the amount of credit risk mitigation concerning qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of those collaterals reflecting such credit risk mitigation.

4) Maximum exposure to credit risk
The Group’s maximum exposure to credit risk refers to net book value of financial assets net of provisions, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused commitment for loan contracts.
The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		June 30, 2011		December 31, 2010
Loans and receivables	Government	~~W~~	13,993,601	~~W~~	9,725,482
	Banks		13,076,254		10,913,842
	Corporates		110,600,508		105,781,133
	Consumers		95,238,579		91,759,050

	Sub-total		232,908,942		218,179,507

Financial assets at FVTPL	Short-term debt securities		15,722,219		15,602,259
	Designated at FVTPL		49,148		53,506
	Derivative for trading		3,718,137		4,162,618

	Sub-total		19,489,504		19,818,383

AFS financial assets	AFS debt securities		12,853,570		13,821,548
HTM financial assets	HTM debt securities		21,129,978		19,885,559
Derivative (Hedging)	Derivative assets		143,042		131,511
Off–balance	Guarantees		23,793,572		24,699,059
	Loan commitments		83,993,523		83,452,280

	Sub-total		107,787,095		108,151,339

	Total	~~W~~	394,312,131	~~W~~	378,917,137

a) Geographical distribution of credit risk
The geographical distribution of credit risk of financial asset is as below (Unit: Korean Won in millions):

		June 30, 2011
		Korea		USA		UK		Japan		China		Others		Total
Loans and receivables	Government	~~W~~	13,993,601	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	13,993,601
	Banks		10,869,637		324,761		401,493		17,999		503,394		958,970		13,076,254
	Corporates		104,856,432		789,706		482,509		490,915		1,560,094		2,420,852		110,600,508
	Consumers		94,362,863		754,121		16,155		26,762		2,329		76,349		95,238,579

	Sub-total		224,082,533		1,868,588		900,157		535,676		2,065,817		3,456,171		232,908,942

Financial assets at FVTPL	Short-term debt securities		15,667,342		—		54,877		—		—		—		15,722,219
	Designated at FVTPL		49,148		—		—		—		—		—		49,148
	Derivative for trading		3,716,306		—		1,810		21		—		—		3,718,137

	Sub-total		19,432,796		—		56,687		21		—		—		19,489,504

AFS financial assets	AFS debt securities		12,721,823		109,203		—		—		1,665		20,879		12,853,570
HTM financial assets	HTM debt securities		20,979,808		2,118		—		—		—		148,052		21,129,978
Derivative (Hedging)	Derivative assets		143,042		—		—		—		—		—		143,042
Off–balance	Guarantees		22,280,269		184,234		80,298		40,956		186,874		1,020,941		23,793,572
	Loan commitments		83,342,304		58,505		—		33,392		405,660		153,662		83,993,523

	Sub-total		105,622,573		242,739		80,298		74,348		592,534		1,174,603		107,787,095

	Total	~~W~~	382,982,575	~~W~~	2,222,648	~~W~~	1,037,142	~~W~~	610,045	~~W~~	2,660,016	~~W~~	4,799,705	~~W~~	394,312,131

		December 31, 2010
		Korea		USA		UK		Japan		China		Others		Total
Loans and receivables	Government	~~W~~	9,725,482	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,725,482
	Banks		8,973,810		426,179		152,545		4,505		409,431		947,372		10,913,842
	Corporates		99,668,813		820,575		557,077		536,438		1,575,814		2,622,416		105,781,133
	Consumers		90,728,125		822,104		6		27,924		3,106		177,785		91,759,050

	Sub-total		209,096,230		2,068,858		709,628		568,867		1,988,351		3,747,573		218,179,507

Financial assets at FVTPL	Short-term debt securities		15,515,267		25,366		61,272		—		—		354		15,602,259
	Designated at FVTPL		53,506		—		—		—		—		—		53,506
	Derivative for trading		4,162,586		—		—		—		32		—		4,162,618

	Sub-total		19,731,359		25,366		61,272		—		32		354		19,818,383

AFS financial assets	AFS debt securities		13,672,738		123,364		—		—		15,503		9,943		13,821,548
HTM financial assets	HTM debt securities		19,765,444		2,262		—		—		—		117,853		19,885,559
Derivative (Hedging)	Derivative assets		131,511		—		—		—		—		—		131,511
Off–balance	Guarantees		23,739,005		114,341		68,124		47,881		163,368		566,340		24,699,059
	Loan commitments		82,943,307		56,940		—		1,593		398,122		52,318		83,452,280

	Sub-total		106,682,312		171,281		68,124		49,474		561,490		618,658		108,151,339

	Total	~~W~~	369,079,594	~~W~~	2,391,131	~~W~~	839,024	~~W~~	618,341	~~W~~	2,565,376	~~W~~	4,494,381	~~W~~	379,987,847

b) Industrial distribution of credit risk
The industrial distribution of credit risk of financial asset, which has been sorted into service industry, manufacturing industry and others (including retail), in accordance with the standard industrial classification code, is as follows (Unit: Korean Won in millions):

		June 30, 2011
		Service		Manufacturing		Others		Total
Loans and receivables	Government	~~W~~	13,221,812	~~W~~	2	~~W~~	771,787	~~W~~	13,993,601
	Banks		11,880,722		68,139		1,127,393		13,076,254
	Corporates		49,892,288		43,986,136		16,722,084		110,600,508
	Consumers		8,728,523		2,040,264		84,469,792		95,238,579

	Sub-total		83,723,345		46,094,541		103,091,056		232,908,942

Financial assets at FVTPL	Short-term debt securities		12,115,515		527,763		3,078,941		15,722,219
	Designated at FVTPL		—		—		49,148		49,148
	Derivative for trading		357,273		1,021		3,359,843		3,718,137

	Sub-total		12,472,788		528,784		6,487,932		19,489,504

AFS financial assets	AFS debt securities		6,116,019		129,846		6,607,705		12,853,570
HTM financial assets	HTM debt securities		10,972,744		80,407		10,076,827		21,129,978
Derivative (Hedging)	Derivative assets		135,333		—		7,709		143,042
Off–balance	Guarantees		7,837,461		13,382,704		2,573,407		23,793,572
	Loan commitments		19,021,356		28,427,069		36,545,098		83,993,523

	Sub-total		26,858,817		41,809,773		39,118,505		107,787,095

	Total	~~W~~	140,279,046	~~W~~	88,643,351	~~W~~	165,389,734	~~W~~	394,312,131

		December 31, 2010
		Service		Manufacturing		Others		Total
Loans and receivables	Government	~~W~~	8,578,537	~~W~~	—	~~W~~	1,146,945	~~W~~	9,725,482
	Banks		7,650,535		1,525		3,261,782		10,913,842
	Corporates		50,087,486		39,979,417		15,714,230		105,781,133
	Consumers		6,620,148		1,375,179		83,763,723		91,759,050

	Sub-total		72,936,706		41,356,121		103,886,680		218,179,507

Financial assets at FVTPL	Short-term debt securities		11,554,579		556,428		3,491,252		15,602,259
	Designated at FVTPL		—		—		53,506		53,506
	Derivative for trading		314,177		161		3,848,280		4,162,618

	Sub-total		11,868,756		556,589		7,393,038		19,818,383

AFS financial assets	AFS debt securities		6,712,832		113,206		6,995,510		13,821,548
HTM financial assets	HTM debt securities		11,366,672		70,563		8,448,324		19,885,559
Derivative (Hedging)	Derivative assets		—		—		131,511		131,511
Off–balance	Guarantees		6,501,989		13,748,070		4,449,000		24,699,059
	Loan commitments		17,689,401		28,830,998		36,931,881		83,452,280

	Sub-total		24,191,390		42,579,068		41,380,881		108,151,339

	Total	~~W~~	127,076,356	~~W~~	84,675,547	~~W~~	168,235,944	~~W~~	379,987,847

5) Credit risk of loans and receivables
The credit risk of loans and receivables by customer type and loan condition are as follows (Unit: Korean Won in millions):

	June 30, 2011
	Government		Banks		Business		Consumers		Total
Loans neither overdue nor impaired	~~W~~	13,998,580	~~W~~	13,139,558	~~W~~	109,573,995	~~W~~	93,674,589	~~W~~	230,386,722
Loans overdue but not impaired		900		1,679		350,885		1,257,884		1,611,348
Impaired loans		—		1,149		4,550,070		811,656		5,362,875

Total		13,999,480		13,142,386		114,474,950		95,744,129		237,360,945

Allowances for possible loan losses		(5,879)		(66,131)		(3,874,442)		(505,550)		(4,452,002)

Net	~~W~~	13,993,601	~~W~~	13,076,255	~~W~~	110,600,508	~~W~~	95,238,579	~~W~~	232,908,943

	December 31, 2010
	Government		Banks		Business		Consumers		Total
Loans neither overdue nor impaired	~~W~~	9,729,751	~~W~~	10,937,577	~~W~~	103,206,847	~~W~~	90,515,331	~~W~~	214,389,506
Loans overdue but not impaired		832		855		394,522		998,242		1,394,451
Impaired loans		89		1,083		6,603,202		708,589		7,312,963

Total		9,730,672		10,939,515		110,204,571		92,222,162		223,096,920

Allowances for possible loan losses		5,190		25,673		4,423,438		463,112		4,917,413

Net	~~W~~	9,725,482	~~W~~	10,913,842	~~W~~	105,781,133	~~W~~	91,759,050	~~W~~	218,179,507

a) Creditability of loans and receivables
The Group manages its loans and receivables that are not overdue or impaired through an internal rating system. Details are as follows (Unit: Korean Won in millions):

	June 30, 2011
					Business
					General		Small medium		Special
	Government		Banks		business		sized enterprise		lending		Sub-total		Consumers		Total
Above the appropriate credit rating	~~W~~	13,983,801	~~W~~	13,053,302	~~W~~	44,996,735	~~W~~	7,023,710	~~W~~	4,580,169	~~W~~	56,600,614	~~W~~	84,963,666	~~W~~	168,601,383
Below the constraint credit rating		8,903		20,360		24,767,825		21,630,732		4,401,206		50,799,763		8,536,252		59,365,278

Total	~~W~~	13,992,704	~~W~~	13,073,662	~~W~~	69,764,560	~~W~~	28,654,442	~~W~~	8,981,375	~~W~~	107,400,377	~~W~~	93,499,918	~~W~~	227,966,661

	December 31, 2010
					Business
					General		Small medium		Special
	Government		Banks		business		sized enterprise		lending		Sub-total		Consumers		Total
Above the appropriate credit rating	~~W~~	9,714,334	~~W~~	10,897,709	~~W~~	36,171,650	~~W~~	6,014,742	~~W~~	3,884,868	~~W~~	46,071,260	~~W~~	81,354,806	~~W~~	148,038,109
Below the constraint credit rating		10,310		14,279		28,339,634		21,888,827		5,300,522		55,528,983		8,988,736		64,542,308

Total	~~W~~	9,724,644	~~W~~	10,911,988	~~W~~	64,511,284	~~W~~	27,903,569	~~W~~	9,185,390	~~W~~	101,600,243	~~W~~	90,343,542	~~W~~	212,580,417

b) Aging analysis of loans and receivables
Aging analysis of loans and receivables overdue but not impaired are as follows (Unit: Korean Won in millions):

	June 30, 2011
					Business
					General		Small medium		Special
Overdue	Government		Banks		business		sized enterprise		lending		Sub-total		Consumers		Total
Less than 30 days	~~W~~	897	~~W~~	1,673	~~W~~	101,315	~~W~~	78,107	~~W~~	8,219	~~W~~	187,641	~~W~~	955,020	~~W~~	1,145,231
30 to 60 days		—		—		6,645		10,000		—		16,645		178,132		194,777
60 to 90 days		—		—		362		3,249		—		3,611		55,795		59,406

Total	~~W~~	897	~~W~~	1,673	~~W~~	108,322	~~W~~	91,356	~~W~~	8,219	~~W~~	207,897	~~W~~	1,188,947	~~W~~	1,399,414

Collateral value (*)	~~W~~	—	~~W~~	—	~~W~~	34,123	~~W~~	71,114	~~W~~	11,954	~~W~~	117,191	~~W~~	741,626	~~W~~	858,817

	December 31, 2010
					Business
					General		Small medium		Special
Overdue	Government		Banks		business		sized enterprise		lending		Sub-total		Consumers		Total
Less than 30 days	~~W~~	832	~~W~~	854	~~W~~	173,448	~~W~~	78,650	~~W~~	8,326	~~W~~	260,424	~~W~~	830,612	~~W~~	1,092,722
30 to 60 days		—		—		21,340		32,712		—		54,052		74,106		128,158
60 to 90 days		—		—		64,676		2,695		—		67,371		37,058		104,429

Total	~~W~~	832	~~W~~	854	~~W~~	259,464	~~W~~	114,057	~~W~~	8,326	~~W~~	381,847	~~W~~	941,776	~~W~~	1,325,309

Collateral value (*)	~~W~~	—	~~W~~	—	~~W~~	77,973	~~W~~	108,171	~~W~~	—	~~W~~	186,144	~~W~~	703,078	~~W~~	889,222

(*)	The value of collateral held is the collateral-allocated amount used when calculating the respective provisions for bad debt

c) Individually impaired loans and receivables
The loans and receivables that were determined to be impaired, based on individual assessment, are as follows (Unit: Korean Won in millions):

	June 30, 2011
					Business
					General		Small & medium		Special
	Government		Banks		business		sized enterprise		lending		Sub-total		Consumers		Total
Loans and receivables condition impairs	~~W~~	—	~~W~~	919	~~W~~	2,350,481	~~W~~	366,158	~~W~~	275,596	~~W~~	2,992,235	~~W~~	549,713	~~W~~	3,542,867
Collateral value (*)	~~W~~	—	~~W~~	—	~~W~~	1,381,396	~~W~~	413,243	~~W~~	279,341	~~W~~	2,073,980	~~W~~	189,997	~~W~~	2,263,977

	December 31, 2010
					Business
					General		Small & medium		Special
	Government		Banks		business		sized enterprise		lending		Sub-total		Consumers		Total
Loans and receivables condition impairs	~~W~~	5	~~W~~	1,000	~~W~~	2,262,588	~~W~~	370,223	~~W~~	1,166,232	~~W~~	3,799,043	~~W~~	473,733		4,273,781
Collateral value (*)	~~W~~	—	~~W~~	1,083	~~W~~	1,996,596	~~W~~	529,577	~~W~~	1,885,161	~~W~~	4,411,334		287,085	~~W~~	4,699,502

(*)	The value of collateral held is the collateral-allocated amount used when calculating the respective provisions for bad debt
6) Creditability of debt securities
The Group manages debt securities based on the external credit rating. Financial information demonstrating the credit soundness of debt securities on the basis of ECAI’s (External Credit Assessment Institution) rating is as follows (Unit: Korean Won in millions):

	June 30, 2011
	Trading purpose		Designated
Level	at FVTPL		at FVTPL		AFS securities		HTM securities		Total
AAA	~~W~~	8,620,935	~~W~~	—	~~W~~	8,543,000	~~W~~	18,029,233	~~W~~	35,193,168
AA- ~ AA+		5,783,914		—		1,337,103		1,279,165		8,400,182
BBB- ~ A+		1,204,375		49,148		2,814,065		1,821,580		5,889,168
Below BBB-		80,719		—		159,402		—		240,121
Bankruptcy grade		32,276		—		—		—		32,276

Total	~~W~~	15,722,219	~~W~~	49,148	~~W~~	12,853,570	~~W~~	21,129,978	~~W~~	49,754,915

	December 31, 2010
	Trading purpose		Designated
Level	at FVTPL		at FVTPL		AFS securities		HTM securities		Total
AAA	~~W~~	7,346,766	~~W~~	—	~~W~~	9,199,215	~~W~~	17,331,007	~~W~~	33,876,988
AA- ~ AA+		6,710,549		—		1,381,450		970,914		9,062,913
BBB- ~ A+		1,428,981		53,506		3,193,387		1,583,633		6,259,507
Below BBB-		86,688		—		45,674		—		132,362
Bankruptcy grade		29,275		—		1,822		5		31,102

Total	~~W~~	15,602,259	~~W~~	53,506	~~W~~	13,821,548	~~W~~	19,885,559	~~W~~	49,362,872

(2) Market risk
Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.
Market risk occurrs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.
1) Market risk management
For trading activities, the Group makes judgment to avoid, bear or mitigate risks by identifying the underying source of the risks, measuring parameters and evaluating their appropriateness.
2) Market risk measurement
The Group uses both a standard-based and an internal model-based approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital while the internal risk measurement model is used to calculate general capital market risk of capital and it is used to measure internal risk management measure. The Risk Management department measures the VaR (Value at Risk, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.
3) Risk limit
At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and stop loss is managed by risk management personnel with department.
4) Sensitivity analysis of market risk
The Group performs the sensitivity analysis for both trading and non-trading activities. For the trading activities, the Group uses a VaR model which makes use of certain assumptions for fluctuations of market conditions and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. For the non-trading activities, interest rate EaR and interest rate VaR, which is based on the simulations of the Net Interest Income (NII) and Net Present Value (NPV), are calculated for the Group’s subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risk for all other subsidiaries is measured and managed by the interest rate EaR and the interest rate VaR calculations based on a ‘Gap’ in interest rate per BIS Framework.
a) Trading activities
The minimum, maximum and average VaR for the six months ended June 30, 2011 and the year ended December 31, 2010, and the VaR as of June 30, 2011 and December 31, 2010 are as follows (Unit: Korean Won in millions):

	Six months ended June 30, 2011								Year ended December 31, 2010
	June 30,								December 31,
Risk factor	2011		Average		Maximum		Minimum		2010		Average		Maximum		Minimum
Interest rate	~~W~~	(9,963)	~~W~~	(9,073)	~~W~~	(10,851)	~~W~~	(6,738)	~~W~~	(6,271)	~~W~~	(15,563)	~~W~~	(30,387)	~~W~~	(5,284)
Stock price		(7,547)		(7,384)		(10,879)		(4,974)		(4,793)		(5,801)		(17,913)		(2,223)
Foreign currency		(7,151)		(3,713)		(7,151)		(2,395)		(2,541)		(9,245)		(26,912)		(2,280)
Commodity		(534)		(357)		(783)		(12)		(81)		(847)		(2,760)		(11)

Total	~~W~~	(13,329)	~~W~~	(10,696)	~~W~~	(13,329)	~~W~~	(8,053)	~~W~~	(7,358)	~~W~~	(11,050)	~~W~~	(28,057)	~~W~~	(5,498)

b) Non-trading activities
The NII and NPV calculated using the simulation method for a group of Woori Bank, Kyongnam Bank and Kwangju Bank and scenario responding to interest rate(“IR”) changes are as follows (Unit: Korean Won in millions):

	June 30, 2011				December 31, 2010
Scenario	NII		NPV		NII		NPV
Base case	~~W~~	6,016,291	~~W~~	13,438,457	~~W~~	5,756,410	~~W~~	16,278,556
Base case(Prepay)		6,019,150		13,427,325		5,754,496		16,350,958
IR 100bp up		6,319,754		13,923,931		6,060,243		16,871,179
IR 100bp down		5,643,487		12,917,303		5,421,488		15,636,146
IR 200bp up		6,623,009		14,381,186		6,364,169		17,423,315
IR 200bp down		5,201,304		12,353,681		4,985,163		14,932,783
IR 300bp up		6,926,261		14,814,777		6,668,092		17,941,742
IR 300bp down		4,632,511		11,738,817		4,315,341		14,154,444
Earning at Risk (“EaR”) and Value at Risk (“VaR”) calculated by BIS Framework of the Company and subsidiaries other than Woori, Kyongnam, and Kwangju Bank are as follows (Unit: Korean Won in millions):

June 30, 2011				December 31, 2010
EaR		VaR		EaR		VaR
~~W~~	(263,513)	~~W~~	(102,567)	~~W~~	(328,111)	~~W~~	(101,500)
5) Other market risk
a) Interest rate risk
The interest rate risk is managed by the Group by maintaining its risk exposure on assets and liabilities at floating interest rates by the assessed the exposure of related cash flows by maturity as follows (Unit: Korean Won in millions):

		June 30, 2011
		Total due		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years ~
Asset	Loans and receivables	~~W~~	209,957,377	~~W~~	161,524,202	~~W~~	24,667,568	~~W~~	4,699,543	~~W~~	5,172,649	~~W~~	10,742,362	~~W~~	3,151,053
	AFS financial assets		14,959,446		2,010,278		3,599,447		1,571,605		1,549,786		5,704,484		523,846
	HTM financial assets		22,745,715		3,200,982		2,590,751		1,952,044		2,657,006		12,167,119		177,813

	Total		247,662,538		166,735,462		30,857,766		8,223,192		9,379,441		28,613,965		3,852,712

Liability	Deposits due to customers		192,616,306		97,890,572		29,525,364		25,362,276		16,649,337		22,531,140		657,617
	Borrowings		33,663,324		21,912,838		3,565,153		863,742		1,489,430		4,666,748		1,165,413
	Debentures		31,429,738		7,462,103		2,384,114		3,562,917		1,444,571		14,845,460		1,730,573

	Total	~~W~~	257,709,368	~~W~~	127,265,513	~~W~~	35,474,631	~~W~~	29,788,935	~~W~~	19,583,338	~~W~~	42,043,348	~~W~~	3,553,603

		December 31, 2010
		Total due		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years ~
Asset	Loans and receivables	~~W~~	202,942,047	~~W~~	161,859,028	~~W~~	19,749,908	~~W~~	4,142,341	~~W~~	4,532,734	~~W~~	10,471,768	~~W~~	2,186,268
	AFS financial assets		12,105,414		1,654,024		2,286,526		881,602		2,306,254		4,521,822		455,186
	HTM financial assets		20,545,796		3,963,768		387,838		1,098,697		2,246,225		12,719,233		130,035

	Total		235,593,257		167,476,820		22,424,272		6,122,640		9,085,213		27,712,823		2,771,489

Liability	Deposits due to customers		182,797,081		100,597,830		23,086,763		19,942,319		16,668,320		22,365,960		135,889
	Borrowings		31,904,740		19,926,372		3,706,011		956,778		1,675,855		4,532,282		1,107,442
	Debentures		35,572,998		7,825,629		2,817,579		1,457,857		2,279,566		17,373,012		3,819,355

	Total	~~W~~	250,274,819	~~W~~	128,349,831	~~W~~	29,610,353	~~W~~	22,356,954	~~W~~	20,623,741	~~W~~	44,271,254	~~W~~	5,062,686

b) Currency risk
Currency risk occurs from the financial instrument denominated in a foreign currency other than the functional currency. Therefore, no currency risk occurs from non-monetary items or financial instruments denominated in the functional currency.
Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	June 30, 2011
	USD			JPY			CNY			EUR			Others		Total
	Foreign	Won		Foreign	Won		Foreign	Won		Foreign	Won		Won		Won
	currency	equivalent		currency	equivalent		currency	equivalent		currency	equivalent		equivalent		equivalent
Asset:
Loans and receivables	24,787	~~W~~	26,822,400	325,718	~~W~~	4,350,858	9,525	~~W~~	1,588,551	920	~~W~~	1,426,084	~~W~~	1,343,124	~~W~~	35,531,017
Financial assets at FVTPL	717		772,671	1,509		20,152	204		32,449	—		305		1		825,578
AFS financial assets	184		211,498	1,858		20,163	10		1,667	12		21,051		40,254		294,633
HTM financial assets	30		32,289	—		—	—		—	—		—		117,876		150,165

Total	25,718	~~W~~	27,838,858	329,085	~~W~~	4,391,173	9,739	~~W~~	1,622,667	932	~~W~~	1,447,440	~~W~~	1,501,255	~~W~~	36,801,393

Liability:
Financial liabilities at FVTPL	485	~~W~~	523,430	1,755	~~W~~	23,444	—	~~W~~	—	1	~~W~~	1,113	~~W~~	—	~~W~~	547,987
Deposits	6,012		6,497,363	47,862		641,002	8,544		1,425,173	186		287,171		381,690		9,232,399
Borrowings	8,603		9,285,209	161,203		2,150,676	68		11,352	959		1,489,887		285,733		13,222,857
Debentures	4,131		4,463,504	50,013		667,954	—		—	—		—		143,097		5,274,555
Other financial liabilities	2,787		3,008,042	3,547		48,156	211		35,333	172		267,316		120,755		3,479,602

Total	22,018	~~W~~	23,777,548	264,380	~~W~~	3,531,232	8,823	~~W~~	1,471,858	1,318	~~W~~	2,045,487	~~W~~	931,275	~~W~~	31,757,400

Off-balance	11,942	~~W~~	12,902,597	45,188	~~W~~	603,913	1,058	~~W~~	176,541	728	~~W~~	1,130,448	~~W~~	517,194	~~W~~	15,330,693

	December 31, 2010
	USD				JPY		CNY			EUR			Others		Total
	Foreign	Won		Foreign	Won		Foreign	Won		Foreign	Won		Won		Won
	currency	equivalent		currency	equivalent		currency	equivalent		currency	equivalent		equivalent		equivalent
Asset
Loans and receivables	14,468	~~W~~	16,687,644	339,743	~~W~~	4,696,998	125	~~W~~	21,488	949	~~W~~	1,439,176	~~W~~	1,553,117	~~W~~	24,398,423
Financial assets at FVTPL	714		814,416	403		5,629	295		50,832	—		322		2,016		873,215
AFS financial assets	178		212,687	2,332		26,669	—		—	11		18,914		29,320		287,590
HTM financial assets	—		—	—		—	—		—	—		—		1,768		1,768

Total	15,360	~~W~~	17,714,747	342,478	~~W~~	4,729,296	420	~~W~~	72,320	960		1,458,412	~~W~~	1,586,221	~~W~~	25,560,996

Liability
Financial liabilities at FVTPL	1,640	~~W~~	1,890,331	1,732	~~W~~	24,195	—	~~W~~	—	1	~~W~~	1,024	~~W~~	—	~~W~~	1,915,550
Deposits	4,011		4,641,289	45,999		638,281	11		1,962	159		243,803		325,626		5,850,961
Borrowings	6,700		7,696,525	184,671		2,564,817	—		—	723		1,092,187		430,741		11,784,270
Debentures	3,556		4,118,827	10,000		137,341	—		—	—		4,038		256,977		4,517,183
Other financial liabilities	870		1,009,686	11,394		158,480	6		1,047	29		45,296		33,271		1,247,780

Total	16,777	~~W~~	19,356,658	253,796	~~W~~	3,523,114	17	~~W~~	3,009	912	~~W~~	1,386,348	~~W~~	1,046,615	~~W~~	25,315,744

Off-balance	11,319	~~W~~	13,082,530	37,551	~~W~~	516,959	233	~~W~~	40,140	730	~~W~~	1,107,965	~~W~~	558,583	~~W~~	15,306,177
(3) Liquidity risk
Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.
1) Liquidity risk management
Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (liabilities) and sources of funds (assets) or unexpected cash outflows. Of the financial liabilities on the consolidated statement of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.
Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the set limit.

2) Maturity analysis of non-derivative financial liabilities
a) The Group’s maturity analysis of non-derivative financial liabilities by remaining maturities are as follows (Unit: Korean Won in millions):

	June 30, 2011
			Within
	Total due		3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years ~
Financial liabilities at FVTPL	~~W~~	474,400	~~W~~	5,746	~~W~~	5,685	~~W~~	5,683	~~W~~	5,743	~~W~~	232,994	~~W~~	218,549
Deposits due to customers		195,579,169		103,693,889		26,278,640		26,248,215		31,648,756		5,883,484		1,826,185
Borrowings		34,338,206		20,430,916		3,820,927		1,294,402		1,989,467		5,637,461		1,165,033
Debentures		35,148,395		2,819,026		3,118,043		4,005,568		2,035,470		20,606,057		2,564,231
Other financial liabilities		15,522,613		10,774,696		26,534		8,988		129,476		229,088		4,353,831

Total	~~W~~	281,062,783	~~W~~	137,724,273	~~W~~	33,249,829	~~W~~	31,562,856	~~W~~	35,808,912	~~W~~	32,589,084	~~W~~	10,127,829

	December 31, 2010
			Within 3
	Total due		months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years ~
Financial liabilities at FVTPL	~~W~~	1,947,941	~~W~~	6,952	~~W~~	38,770	~~W~~	7,745	~~W~~	38,083	~~W~~	499,475	~~W~~	1,356,916
Deposits due to customers		184,816,228		103,546,336		19,110,915		18,080,849		36,321,050		6,820,061		937,017
Borrowings		33,162,652		18,710,153		4,851,410		1,163,216		2,032,131		5,301,551		1,104,191
Debentures		36,805,625		1,269,361		2,027,071		2,320,420		2,970,901		21,386,029		6,831,843
Other financial liabilities		4,643,306		3,354,609		12,159		9,694		139,565		200,727		926,552

Total	~~W~~	261,375,752	~~W~~	126,887,411	~~W~~	26,040,325	~~W~~	21,581,924	~~W~~	41,501,730	~~W~~	34,207,843	~~W~~	11,156,519

Above maturity analysis includes both principal and interest cash flows.

b) Details of cash flows based on expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2011
			Within 3
	Total due		months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years ~
Financial liabilities at FVTPL	~~W~~	474,400	~~W~~	5,746	~~W~~	5,685	~~W~~	5,683	~~W~~	5,743	~~W~~	232,994	~~W~~	218,549
Deposits due to customers		194,307,535		114,188,622		30,323,924		24,523,897		18,811,155		5,008,215		1,451,722
Borrowings		34,188,599		20,318,962		3,800,720		1,294,402		1,972,021		5,637,461		1,165,033
Debentures		34,704,799		2,446,480		3,117,291		4,004,816		2,037,049		20,534,492		2,564,671
Other financial liabilities		16,697,131		11,934,530		25,654		8,153		146,531		229,088		4,353,175

Total	~~W~~	280,372,464	~~W~~	148,894,340	~~W~~	37,273,274	~~W~~	29,836,951	~~W~~	22,972,499	~~W~~	31,642,250	~~W~~	9,753,150

	December 31, 2010
			Within 3
	Total due		months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years ~
Financial liabilities at FVTPL	~~W~~	1,947,941	~~W~~	6,952	~~W~~	38,770	~~W~~	7,745	~~W~~	38,083	~~W~~	499,475	~~W~~	1,356,916
Deposits due to customers		184,030,428		123,728,677		24,103,222		15,838,073		14,888,840		4,969,046		502,570
Borrowings		33,162,652		18,710,153		4,851,410		1,163,216		2,032,131		5,301,551		1,104,191
Debentures		38,443,364		1,295,385		2,093,043		2,344,251		3,029,725		21,939,243		7,741,717
Other financial liabilities		4,643,306		3,354,609		12,159		9,694		139,565		200,727		926,552

Total	~~W~~	262,227,691	~~W~~	147,095,776	~~W~~	31,098,604	~~W~~	19,362,979	~~W~~	20,128,344	~~W~~	32,910,042	~~W~~	11,631,946

Above maturity analysis includes both interest and principal cash flows.

(4) Capital management
In accordance with financial holding company regulations, the Group is required to maintain a capital adequacy ratio for assets with high capital risk over 8%. The capital adequacy ratio must correspond to the standard of own capital regulation of Bank for International Settlement (BIS) and is calculated by dividing Own Capital by asset (weighted with a risk premium — risk weighted assets) based on the financial statements of bank holding company and its subsidiaries.
Own Capital consists of basic capital and supplement capital. Goodwill which is not considered as capital management purposes discussed here, and is deducted from basic capital or Own Capital. Basic capital consists of capital, capital surplus, and retained earnings; while supplement capital consists of capital finance instrument liability which matches the specific requirement that the regulator requires.
The risk weighted assets consist of credit risk weighted and market risk weighted assets. The credit risk weighted assets are calculated by multiplying risk weighted value which is given by credit level of other party on transaction, maturity of bond, collateral and the existence of guarantee by relevant assets. The market risk weighted assets are calculated by multiplying required capital on market risk (e.g. interest rate, stock, foreign currency) by 12.5. The Group calculates its capital adequacy ratio under Basel I, according to the financial holding company regulations; and the Group currently maintains the ratio of own capital over 8% as of June 30, 2011.
Furthermore, the Group uses an equity-to-assets ratio as an index to manage capital also. The equity-to-assets ratio is calculated by dividing total amount of capital by total amount of assets based on the financial statements of bank holding company and its subsidiaries. The Group’s equity-to-assets ratio as of June 30, 2011 and December 31, 2010 are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Shareholders’ Equity	~~W~~	20,723,546	~~W~~	20,305,748
Assets		303,511,833		291,177,315

Equity-to-assets ratio		6.83%		6.97%

5. OPERATING SEGMENTS
The Group’s information about operating segments is prepared in accordance with K-IFRS 1108 Operating Segment. This standard is prescribing to provide Group’s information by segment which the Group’s chief operative decision maker reviews periodically for the purpose of resources allocation and performance evaluation.
(1) Segment by target
The Group’s reportable segments by target customer for whom the service is being provided to are consumer finance, corporate finance, investment banking, capital market and others.
•	Consumer finance: consumer banking of subsidiaries (Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment& Securities)

•	Corporate finance: corporate banking of subsidiaries (Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment& Securities)

•	Investment banking: investment banking of subsidiary (Woori Bank and Woori Investment& Securities)

•	Capital market: capital market of subsidiaries (Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment& Securities)

•	Others: results of the Parent and other segments of subsidiaries (Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment& Securities) and the Group’s other consolidated subsidiaries.
(Unit: Korean Won in millions)

	June 30, 2011
	Consumer		Corporate		Investment		Capital
	finance		finance		banking		market		Others		Sub-total		Adjustment		Total
Assets	~~W~~	75,992,357	~~W~~	110,927,825	~~W~~	7,765,722	~~W~~	50,314,748	~~W~~	82,133,976	~~W~~	327,134,628	~~W~~	(23,622,795)	~~W~~	303,511,833
Liabilities	~~W~~	80,476,199	~~W~~	115,670,716	~~W~~	220,882	~~W~~	36,761,556	~~W~~	51,098,499	~~W~~	284,227,852	~~W~~	(1,439,565)	~~W~~	282,788,287

	December 31, 2010
	Consumer		Corporate		Investment		Capital
	finance		finance		banking		market		Others		Sub-total		Adjustment		Total
Assets	~~W~~	75,086,716	~~W~~	105,469,496	~~W~~	8,445,014	~~W~~	43,268,037	~~W~~	78,455,130	~~W~~	310,724,393	~~W~~	(19,547,078)	~~W~~	291,177,315
Liabilities	~~W~~	80,169,868	~~W~~	111,315,741	~~W~~	292,545	~~W~~	31,208,006	~~W~~	48,737,453	~~W~~	271,723,613	~~W~~	(852,046)	~~W~~	270,871,567

	Six months ended June 30, 2011
	Consumer		Corporate		Investment		Capital
	finance		finance		banking		market		Others		Sub-total		Adjustment		Total
Net interest income	~~W~~	1,401,098	~~W~~	1,697,112	~~W~~	5,290	~~W~~	121,553	~~W~~	(50,702)	~~W~~	3,174,351	~~W~~	453,513	~~W~~	3,627,864
Interest income		2,285,319		3,089,199		168,218		694,426		1,042,678		7,279,840		108,115		7,387,955
Interest expense		1,033,268		1,740,384		6,409		325,597		1,001,106		4,106,764		(346,673)		3,760,091
Inter-segment		149,047		348,297		(156,519)		(247,276)		(92,274)		1,275		(1,275)		—
Non-interest income, net		375,663		262,142		59,868		33,202		1,667,508		2,398,383		(850,483)		1,547,900
Non-interest income		808,371		966,250		323,753		4,400,506		3,878,409		10,377,289		(933,897)		9,443,392
Non-interest expense		443,121		725,290		264,284		4,369,808		2,176,251		7,978,754		(83,262)		7,895,492
Inter-segment		10,413		21,182		399		2,504		(34,650)		(152)		152		—
Other expense		1,214,310		851,836		389,033		54,882		584,583		3,094,644		65,386		3,160,030
Administrative expense		1,117,911		449,352		34,023		51,654		283,519		1,936,459		(122,529)		1,813,930
Provisions		96,399		402,484		355,010		3,228		301,064		1,158,185		187,915		1,346,100
Operating income		562,451		1,107,418		(323,875)		99,873		1,032,223		2,478,090		(462,356)		2,015,734

	Six months ended June 30, 2010
	Consumer		Corporate		Investment		Capital
	finance		finance		banking		market		Others		Sub-total		Adjustment		Total
Net interest income	~~W~~	1,339,958	~~W~~	1,704,339	~~W~~	20,617	~~W~~	124,813	~~W~~	(243,271)	~~W~~	2,946,456	~~W~~	357,082	~~W~~	3,303,538
Interest income		2,238,462		3,121,890		186,548		613,351		974,606		7,134,857		20,666		7,155,523
Interest expense		1,060,147		1,726,583		7,016		249,964		1,131,851		4,175,561		(323,576)		3,851,985
Inter-segment		161,643		309,032		(158,915)		(238,574)		(86,026)		(12,840)		12,840		—
Non-interest income, net		343,444		265,843		111,900		144,804		1,118,643		1,984,634		(977,761)		1,006,873
Non-interest income		1,008,178		1,355,636		670,908		5,963,412		3,719,842		12,717,976		(622,188)		12,095,788
Non-interest expense		676,183		1,106,700		507,264		5,885,767		2,558,402		10,734,316		354,599		11,088,915
Inter-segment		11,449		16,907		(51,744)		67,159		(42,797)		974		(974)		—
Other expense		1,099,073		1,413,817		130,322		145,106		648,979		3,437,297		(292,367)		3,144,930
Administrative expense		1,038,852		438,855		26,109		48,938		186,111		1,738,865		(145,221)		1,593,644
Provisions		60,221		974,962		104,213		96,168		462,868		1,698,432		(147,146)		1,551,286
Operating income		584,329		556,365		2,195		124,511		226,393		1,493,793		(328,312)		1,165,481
(2) Segment by legal entity
The Group’s reportable segments by independent legal entity are Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment& Securities and others.
•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment& Securities: Woori Investment& Securities and its consolidated subsidiaries

•	Others: The Company and its other consolidated subsidiaries
(Unit: Korean Won in millions)

	June 30, 2011
							Woori
			Kyongnam		Kwangju		Investment
	Woori Bank		Bank		Bank		Securities		Others		Sub-total		Adjustment		Total
Assets	~~W~~	234,866,567	~~W~~	24,165,120	~~W~~	17,325,094	~~W~~	22,128,121	~~W~~	24,842,485	~~W~~	323,327,387	~~W~~	(19,815,554)	~~W~~	303,511,833
Liabilities	~~W~~	217,320,119	~~W~~	22,445,239	~~W~~	16,116,130	~~W~~	19,199,410	~~W~~	10,132,988	~~W~~	285,213,886	~~W~~	(2,425,599)	~~W~~	282,788,287

	December 31, 2010
							Woori
			Kyongnam		Kwangju		Investment
	Woori Bank		Bank		Bank		Securities		Others		Sub-total		Adjustment		Total
Assets	~~W~~	228,554,863	~~W~~	21,803,888	~~W~~	16,841,006	~~W~~	18,646,143	~~W~~	24,176,528	~~W~~	310,022,428	~~W~~	(18,845,113)	~~W~~	291,177,315
Liabilities	~~W~~	211,067,932	~~W~~	20,148,379	~~W~~	15,672,611	~~W~~	15,814,476	~~W~~	9,760,635	~~W~~	272,464,033	~~W~~	(1,592,466)	~~W~~	270,871,567

	Six months ended June 30, 2011
							Woori
			Kyongnam		Kwangju		Investment
	Woori Bank		Bank		Bank		Securities		Others		Sub-total		Adjustment		Total
Net interest income	~~W~~	2,878,191	~~W~~	335,616	~~W~~	252,625	~~W~~	154,232	~~W~~	(1,915)	~~W~~	3,618,749	~~W~~	9,115	~~W~~	3,627,864
Interest income		5,750,113		614,388		465,888		317,194		250,312		7,397,895		(9,940)		7,387,955
Interest expense		2,871,922		278,772		213,263		162,962		252,227		3,779,146		(19,055)		3,760,091
Non interest income, net		1,174,452		5,225		2,767		254,644		780,263		2,217,351		(669,451)		1,547,900
Non-interest income		7,309,197		241,029		74,308		1,614,246		961,086		10,199,866		(756,474)		9,443,392
Non-interest expense		6,134,745		235,804		71,541		1,359,602		180,823		7,982,515		(87,023)		7,895,492
Other expense		2,354,692		179,824		156,999		281,670		306,072		3,279,257		(119,227)		3,160,030
Administrative expense		1,223,169		120,435		98,310		287,644		228,061		1,957,619		(143,689)		1,813,930
Provisions		1,131,523		59,389		58,689		(5,974)		78,011		1,321,638		24,462		1,346,100
Operating income		1,697,951		161,017		98,393		127,206		472,276		2,556,843		(541,109)		2,015,734

	Six months ended June 30, 2010
							Woori
			Kyongnam		Kwangju		Investment
	Woori Bank		Bank		Bank		Securities		Others		Sub-total		Adjustment		Total
Net interest income	~~W~~	2,613,509	~~W~~	316,827	~~W~~	232,156	~~W~~	180,118	~~W~~	(47,136)	~~W~~	3,295,474	~~W~~	8,064	~~W~~	3,303,538
Interest income		5,620,060		584,205		455,886		314,343		196,727		7,171,221		(15,698)		7,155,523
Interest expense		3,006,551		267,378		223,730		134,225		243,863		3,875,747		(23,762)		3,851,985
Non interest income, net		688,092		39,389		9,845		265,344		597,649		1,600,319		(593,446)		1,006,873
Non-interest income		9,543,253		304,151		122,840		2,035,511		737,733		12,743,488		(647,700)		12,095,788
Non-interest expense		8,855,161		264,762		112,995		1,770,167		140,084		11,143,169		(54,254)		11,088,915
Other expense		2,489,633		204,144		134,316		227,591		229,697		3,285,381		(140,451)		3,144,930
Administrative expense		1,108,317		109,963		88,702		242,826		184,502		1,734,310		(140,666)		1,593,644
Provisions		1,381,316		94,181		45,614		(15,235)		45,195		1,551,071		215		1,551,286
Operating income		811,968		152,072		107,685		217,871		320,816		1,610,412		(444,931)		1,165,481
(3) Information on financial products and services
The financial products of the Group are classified as interest, non-interest and other goods; however, since this classification has already been reflected in the composition of the reportable segments above. Therefore, revenue from external customers is not separately disclosed.
(4) Information on geographical areas
Of the Group’s revenue (interest income and non-interest income) from external services, revenue from the domestic customers for the six months ended June 30, 2011 and 2010 amounted to ~~W~~16,492,376 million and ~~W~~18,912,686, respectively, and revenue from the foreign clients amounted to ~~W~~338,971 million and ~~W~~338,625 million, respectively. Of the non-current assets (investments in subsidiaries, invest properties, fixed assets and intangible assets) of the Group, amount attributed to domestic subsidiaires as of June 30, 2011 and 2010 amounted to ~~W~~4,832,257 million and ~~W~~4,746,322 million, respectively, and amount attributed to foreign subsidiaries amounted to ~~W~~29,967 million and ~~W~~34,307 million, respectively. Such amounts have occurred in the Group’s foreign subsidiaries and branches.

6. RESTRICTED DEPOSITS
Details of restricted deposits are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010		Reasonable
Financial assets at FVTPL:
Korea Finance Security Co., Ltd	~~W~~	877,403	~~W~~	805,675	Regulation on Supervision of Securities Business
Loans and receivables:
Due from banks in local currency
The Bank of Korea		10,928,969		8,058,130	Reserve deposits
Korea Exchange		9,602		376	Deposits for required allotted charges
Korea Finance Security Co., Ltd.		75,794		201,265	Regulation on Supervision of Securities Business
Samsung Security		16,915		79,224	Margins
Shinhan Bank		68		1,799	Deposits for opening account, etc.
Others		290,501		378,928	Borrowings on collateral, etc.
Due from banks in foreign currency
The Bank of Korea		284,344		309,508	Reserve deposits
Bank of Japan		313,048		18,310	Reserve deposits in foreign branches
Bank of Tokyo Mitsubishi		41,198		38,616	Installation deposits of financial institution
JP Morgan Chase Bank		48,840		146,811	Derivative transaction collateral provider, etc.

Sub-total		12,009,279		9,232,967

Total	~~W~~	12,886,682	~~W~~	10,038,642

7. FINANCIAL ASSETS AT FVTPL
(1) Details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31,2010
Deposits	~~W~~	877,403	~~W~~	805,675
Securities:
Government bonds in KRW		1,553,317		3,495,375
Financial institution bonds in KRW		4,718,820		3,622,232
Corporation bonds in KRW		3,583,820		2,418,752
Equity securities in KRW		943,386		619,309
Beneficiary certificates in KRW		223,290		228,513
Other securities in KRW		3,183,361		3,580,500
Securities in foreign currency		447,876		509,363
Loaned securities		272,461		409,622
Equity-linked securities		8		—

Sub-total		14,926,339		14,883,666

Derivatives instruments assets:
Interest rate derivatives		1,118,595		1,350,353
Currency derivatives		2,435,615		2,571,193
Equity derivatives		116,757		195,260
Credit derivatives		12,168		15,980
Commodity derivatives		34,895		29,818
Other derivatives		107		13

Sub-total		3,718,137		4,162,617

Others		1,995,387		1,619,271

Total	~~W~~	21,517,266	~~W~~	21,471,229

(2) Details of financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Equity securities in KRW	~~W~~	10,657	~~W~~	10,345
Asset backed securities		49,148		53,506
Equity-linked securities		510,126		301,867

Total	~~W~~	569,931	~~W~~	365,718

8. AVAILABLE FOR SALE FINANCIAL ASSETS
Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
In local currency
Debt securities:
Government bonds	~~W~~	2,778,526	~~W~~	2,719,912
Financial debentures		4,968,133		5,896,815
Corporation bonds		3,368,292		2,689,957

Sub-total		11,114,951		11,306,684

Equity securities:
Listed stocks		1,116,358		1,640,071
Unlisted stocks		1,478,876		1,442,036
Beneficiary certificates		2,848,919		5,173,085
Others		1,152,883		1,443,577

Sub-total		6,597,036		9,698,769

Total in local currency		17,711,987		21,005,453

In foreign currencies
Debt securities		131,222		283,758
Equity securities		140,141		153,519
Beneficiary certificates		23,335		23,335
Others		2,918		16

Total in foreign currency		297,616		460,628

Loaned securities		517,536		878,617

Total	~~W~~	18,527,139	~~W~~	22,344,698

9. HELD TO MATURITY FINANCIAL ASSETS
Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
In local currency
Government bond	~~W~~	7,806,411	~~W~~	6,347,443
Financial debentures		6,895,210		7,832,371
Corporation bonds		6,247,326		5,491,011

Sub-total		20,948,947		19,670,825

In foreign currencies
Debt securities		150,171		143,537

Securities loaned		30,860		71,197

Total	~~W~~	21,129,978	~~W~~	19,885,559

10. LOANS AND RECEIVABLES
(1) Details of loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Due from banks	~~W~~	16,882,813	~~W~~	13,281,447
Provisions		(14,149)		(11,399)
Loans		207,031,842		201,292,345
Provisions		(4,236,616)		(4,717,681)
Other loans and receivables		13,446,290		8,523,128
Provisions		(201,238)		(188,333)

Total	~~W~~	232,908,942	~~W~~	218,179,507

(2) Details of deposits as are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Due from banks in local currency:
Due from the Bank of Korea	~~W~~	11,488,969	~~W~~	8,088,129
Due from depository institutions		2,031,818		2,001,584
Due from non-depository financial institutions		151,675		264,694
Due from the Korea Exchange		359,749		223,743
Others		39,028		111,529
Provisions		(5,508)		(4,007)

Sub-total		14,065,731		10,685,672

Due from banks in foreign currencies:
Due from banks on demand		1,954,840		1,743,662
Due from banks on time		399,669		456,788
Others		457,065		391,318
Provisions		(8,641)		(7,392)

Sub-total		2,802,933		2,584,376

Total	~~W~~	16,868,664	~~W~~	13,270,048

(3) Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Loans in local currency	~~W~~	167,138,109	~~W~~	160,379,652
Loans in foreign currencies		12,848,546		13,458,732
Usance		5,486,203		4,338,818
Credit card accounts		4,552,730		4,356,652
Bills bought in foreign currencies		5,120,009		5,148,175
Bills bought in local currency		616,782		424,683
Factoring receivables		155,387		113,722
Advances for customers on guarantees		209,848		306,167
Privately placed bonds		2,397,241		2,621,376
Loans to be converted to equity securities		1,723		1,723
Finance leases		667,610		631,871
Loans for installment		1,361,976		1,130,159
Securitized loans		1,385,993		1,230,096
Stock loans		1,430,174		1,206,752
Other loans		112,875		148,258
Others		106,693		73,437
Call loans		1,680,500		3,716,967
Bonds purchased under resale agreements		1,759,443		2,005,105
Provisions		(4,236,616)		(4,717,681)

Total	~~W~~	202,795,226	~~W~~	196,574,664

(4) Details of other loan and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
CMA accounts	~~W~~	913,522	~~W~~	1,059,112
Receivables		9,147,661		3,944,981
Accrued income		1,284,617		1,188,172
Telex and telephone subscription rights and guarantee deposits		1,230,024		1,221,156
Other debtors		870,466		1,109,707
Provisions		(201,238)		(188,333)

Total	~~W~~	13,245,052	~~W~~	8,334,795

(5) Details of changes in provisions for possible losses are as follows (Unit : Korean Won in millions):

	Six months ended		Year ended
	June 30, 2011		December 31, 2010
Beginning balance	~~W~~	4,917,413	~~W~~	3,862,659
Provision for credit loss for the period		1,120,974		2,868,540
Increase on repurchase of NPV		(3,184)		10,314
Recoveries of written-off loans		(63,568)		168,599
Charge-off		(1,029,871)		(1,506,248)
Foreign exchange translation adjustment		(13,033)		(1,720)
Others		(603,864)		(484,731)

Ending balance	~~W~~	4,452,003	~~W~~	4,917,413

11. THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
(1) The fair value hierarchy
Financial instruments at fair value are classified under the three levels of the fair value hierarchy as follows:
Level 1: If a financial instrument is measured at fair value using a quoted price in an active market, such financial instrument is classified as level 1. The Group’s level 1 financial instruments include stocks traded on exchange, derivatives and treasury bonds.
Level 2: If a financial instrument is measured at fair value using valuation techniques based on inputs other than quoted prices included in level 1 that are observable in a market, such financial instrument is classified as level 2. The Group’s level 2 financial instruments include such Over-the-Counter (“OTC”) derivatives as bonds denominated in Korean Won, bonds denominated in foreign currencies, swap, forward and option.
Level 3: If a financial instrument is measured at fair value using valuation techniques based on one or more significant inputs that are not based on observable market data (unobservable input), such financial instrument is classified as level 3. The Group’s level 3 financial instruments include non-listed stocks, complex structured notes and complex OTC derivatives.

If a financial instrument is traded in an active market, the best possible estimate of fair value is a quoted price in such a market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group or pricing service and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. The Group principally uses valuation techniques that are commonly used by market participants to price the instrument. To the extent practical, the valuation models make maximum use of observable data.
This valuation technique includes all factors that the market participants would consider in setting a price. The Group regularly reassesses the valuation technique, uses the observable market data of the similar instruments whether the method properly reflects the factors from the market.
(2) Fair value hierarchy of financial assets and liabilities measured at current fair value are as follows (Unit: Korean Won in millions):

	June 30, 2011
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial asset held for trading (*1)	~~W~~	2,379,168	~~W~~	15,361,588	~~W~~	58,373	~~W~~	17,799,129
Financial assets designated at FVTPL		—		259,846		310,085		569,931
Available-for-sale financial assets		3,727,755		11,790,459		3,008,925		18,527,139
Derivative assets (*1)		18,427		3,789,594		53,158		3,861,179

Financial liabilities:
Financial liabilities held for trading (*1)	~~W~~	45,234	~~W~~	726,323	~~W~~	57,244	~~W~~	828,801
Financial liabilities designated at FVTPL		—		2,067,483		2,408,293		4,475,776
Derivative liabilities (*1)		20,109		3,090,236		341,158		3,451,503

	December 31, 2010
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial asset held for trading (*1)	~~W~~	1,912,502	~~W~~	15,314,607	~~W~~	81,503	~~W~~	17,308,612
Financial assets designated at FVTPL		53		126,866		238,799		365,718
Available-for-sale financial assets		3,483,051		15,292,176		3,569,471		22,344,698
Derivative assets (*1)		348		4,290,051		3,729		4,294,128

Financial liabilities:
Financial liabilities held for trading (*1)	~~W~~	363,516	~~W~~	440,980	~~W~~	52,602	~~W~~	857,098
Financial liabilities designated at FVTPL		—		2,565,294		1,766,213		4,331,507
Derivative liabilities (*1)		1,001		3,341,059		312,955		3,665,015

(*1)	Derivatives classified as FVTPL are included in derivatives assets and liabilities.

(3) Details of changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	Six months ended June 30, 2011
					Other
	January 1,		Profit or		comprehensive		Purchase/				June 30,
	2011		loss		income		issuances		Settlement		2011
Financial assets:
Financial assets held for trading	~~W~~	81,503	~~W~~	(531)	~~W~~	—	~~W~~	119,409	~~W~~	(142,008)	~~W~~	58,373
Financial assets designated at FVTPL		238,799		(13,829)		—		213,028		(127,913)		310,085
Available-for-sale financial assets		3,569,471		(63,470)		79,211		906,651		(1,482,938)		3,008,925
Derivative assets		3,729		30,068		—		22,732		(3,371)		53,158

Financial liabilities:
Financial liabilities held for trading	~~W~~	52,602	~~W~~	17,976	~~W~~	—	~~W~~	54,094	~~W~~	(67,428)	~~W~~	57,244
Financial liabilities designated at FVTPL		1,766,213		(60,237)		—		2,163,564		(1,461,247)		2,408,293
Derivative liabilities		312,955		(10,760)		—		192,499		(153,536)		341,158

	Year ended December 31, 2010
					Other
	January 1,		Profit or		comprehensive		Purchase/				December 31,
	2010		loss		income		issuances		Settlement		2010
Financial assets
Financial assets held for trading	~~W~~	77,787	~~W~~	1,862	~~W~~	—	~~W~~	1,854	~~W~~	—	~~W~~	81,503
Financial assets designated at FVTPL		352,834		211,604		—		394,999		(720,638)		238,799
Available-for-sale financial assets		4,555,758		(93,432)		(488,626)		1,511,586		(1,915,815)		3,569,471
Derivative assets		13		1,862		—		1,854		—		3,729

Financial liabilities
Financial liabilities held for trading	~~W~~	50,838	~~W~~	1,764	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	52,602
Financial liabilities designated at FVTPL		2,159,182		393,298		—		2,105,182		(2,891,449)		1,766,213
Derivative liabilities		515,216		32,161		—		188,927		(423,349)		312,955
All recognized gains and losses on current period are related to the holding assets of current and previous period-end. Gain and loss on the variation of derivatives and AFS securities are included in gain and loss on financial assets at FVTPL and AFS financial assets, respectively.

(4) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2011
	Fair value		Book value
Financial assets:
Held-to-maturity financial assets	~~W~~	21,199,476	~~W~~	21,129,978
Loans and receivables		236,003,502		232,908,942
Financial liabilities:
Deposits due to customers		189,384,551		189,554,341
Borrowings		34,097,462		34,413,316
Debentures		30,432,431		29,889,885
Other financial liabilities		18,209,365		18,099,201

	December 31, 2010
	Fair value		Book value
Financial assets:
Held-to-maturity financial assets	~~W~~	20,032,501	~~W~~	19,885,559
Loans and receivables		218,098,371		218,179,507
Financial liabilities:
Deposits due to customers		185,314,019		185,427,625
Borrowings		34,232,572		34,265,662
Debentures		29,501,712		29,110,640
Other financial liabilities		11,591,452		11,607,333

12 INVESTMENTS IN JOINTLY CONTROLLED ENTITIES AND ASSOCIATES
(1) The condition of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

				June 30, 2011		December 31, 2010
				Number of		Number of		Financial
			Main	shares	Ownership	shares	Ownership	Statement as
Subsidiaries	Capital		business	owned	(%)	owned	(%)	of
Woori Finance Holdings Co., Ltd.:
Woori Aviva Life Insurance Co., Ltd. (*1)	~~W~~	73,700	Life insurance	7,601,091	51.6	7,601,091	51.6	June 30 (*11)

Woori, Kyongnam & Kwangju Bank, Woori Financial, Woori PEF:
Woori Blackstone Korea
Opportunity Private Equity Fund I (*2)		110,100	Securities investment	49,030mil.	44.6	2,700mil.	44.6	June 30 (*11)
Woori, Kyongnam & Kwangju Bank:
Korea Credit Bureau Co., Ltd. (*3)		10,000	Credit information	180,000	9.0	180,000	9.0	June 30 (*11)
Woori Bank & Kyongnam Bank:
BC Card Co., Ltd. (*4)		44,000	Credit card financing	—	—	1,303,920	29.6	—
Woori Bank:
Korea Finance Security Co., Ltd. (*3)		6,000	Security service	183,870	15.3	183,870	15.3	June 30 (*11)
Woori Service Networks Co., Ltd. (*3)		500	Freight & staffing services	4,704	4.9	4,704	4.9	June 30 (*11)
Kumho Tire Co., Inc. (*5)		473,200	Manufacturing	22,514,800	23.8	22,514,800	24.2	June 30 (*11)
United PF 1st Corporate financial stability (*6)		520,000	Securities investment	185	18.5	—	—	June 30 (*11)

Woori F&I:
Woori SB Fifth Asset Securitization Specialty		2,900	Asset securitization	171,456	30.0	171,456	30.0	June 30
Woori SB Eighth Asset Securitization Specialty		1,900	”	149,336	40.0	149,336	40.0	June 30
Woori SB Ninth Asset Securitization Specialty (*7)		400	”	6,642	45.0	38,142	45.0	June 30
Woori SB Eleventh Asset Securitization Specialty (*7)		1,200	”	40,527	45.0	103,527	45.0	June 30
Woori SB Twelfth Asset Securitization Specialty (*7)		1,400	”	101,544	40.0	109,544	40.0	June 30
Woori BC Pegasus Asset Securitization Specialty		9,700	”	581,580	30.0	581,580	30.0	June 30
Woori Stream Second Asset Securitization Specialty (*8)		1,500	”	—	—	143,088	40.0	—
Woori Stream Third Asset Securitization Specialty (*7)		1,500	”	120,472	40.0	132,472	40.0	June 30
Woori Stream Fourth Asset Securitization Specialty (*7)		1,600	”	125,808	40.0	129,808	40.0	June 30
Woori HB First Asset Securitization Specialty		50	”	3,712	40.0	3,712	40.0	June 30
Woori HB Second Asset Securitization Specialty (*8)		50	”	—	—	8,888	40.0	—
Woori Piastone Bridge Asset Securitization Specialty (*7)		300	”	22,336	40.0	54,336	40.0	June 30
Woori EA First Asset Securitization Specialty		100	”	8,000	40.0	8,000	40.0	June 30
Woori EA Second Asset Securitization Specialty		100	”	8,000	40.0	8,000	40.0	June 30
Woori EA Sixth Asset Securitization Specialty		100	”	8,000	40.0	8,000	40.0	June 30
Woori EA Seventh Asset Securitization Specialty		60	”	5,652	45.0	5,652	45.0	June 30
Woori EA Ninth Asset Securitization Specialty		100	”	8,000	40.0	8,000	40.0	June 30

				June 30, 2011		December 31, 2010
				Number of		Number of		Financial
			Main	shares	Ownership	shares	Ownership	Statement as
Subsidiaries	Capital		business	owned	(%)	owned	(%)	of
Woori EA Eleventh Asset Securitization Specialty (*9)	~~W~~	2,600	Asset securitization	50,995	45.0	—	—	June 30
CW Two Partners Co., Ltd.		100	”	12,999	50.0 -1share	12,999	50.0 -1share	June 30
Woori F&I Fifteenth Asset Securitization Specialty		10	”	120	40.0	120	40.0	June 30
Kamco Fifth Asset Securitization Specialty		25,700	”	87,013	24.0	87,013	24.0	June 30
Kamco Sixth Asset Securitization Specialty		2,400	”	212,553	45.0	212,553	45.0	June 30
Kamco Seventh Asset Securitization Specialty		600	”	51,417	45.0	51,417	45.0	June 30
Woori Tomato Second Asset Securitization Specialty		10	”	135	45.0	135	45.0	June 30
Woori Fine First Asset Securitization Specialty		1,500	”	135,900	45.0	135,900	45.0	June 30
Hiking-Woori Capital (*8)		500	”	—	—	245,000	49.0	—
Woori-Consus Capital		500	”	220,000	44.0	220,000	44.0	June 30 (*11)
Chungdo Woori Century Security Corp., Ltd.		16,500	”	49,987,530	49.5	49,987,530	49.5	June 30

Woori PEF:
Phoenix Digital Tech Co., Ltd.		5,500	Semiconductor equipment	500,000	50.0	500,000	50.0	June 30 (*11)
Woori Renaissance Holdings (*1)		200	Other financial business	1,260	51.6	1,260	51.6	June 30
Bonghwang Semiconductor Yuhan Gongsa		31,000	Semiconductor packaging	—	30.0	—	30.0	December 31

Kumho Investment Bank:
My Asset Manhattan Real Estate Investment Trust1st (*10)		46,300	Other financial business	20,015mil.	40.0	—	—	June 30

MARS First:
Sempio Foods Co., Ltd.		4,400	Food & beverages manufacturing	1,465,446	33.0	1,465,446	33.0	March 31

MARS Second:
Seoul Lakeside Co., Ltd.		1,600	Hotel	76,000	47.5	76,000	47.5	December 31

(*1)	Woori Aviva Life Insurance Co., Ltd. and Woori Renaissance Holdings are accounted for using the equity method of accounting as they are subject to joint control based on the provisions of K-IFRS 1031.

(*2)	The number of shares increased due to the additional investment for the six months ended June 30, 2011.

(*3)	Woori Bank, a subsidiary, can exercise the significant influence over Korea Credit Bureau and Korea Finance Security. Important transactions of Woori Service Network are mainly arranged with Woori Bank.

(*4)	Woori Bank, a subsidiary, made an agreement to sell its 20% ownership interest out of 29.6% of total equity of BC Card Co., Ltd. as such the investments is reclassified to assets held for sale and excluded from equity method accounting.

(*5)	The Company’s ownership interest changed due to a disproportionate increase in paid-in capital of investee for the six months ended June 30, 2011.

(*6)	Woori Bank, a subsidiary, acquired 18.5% shares of United PF 1st Corporate financial stability (“United PF”) for the six months ended June 30, 2011. The Woori Bank has significant influence by participating as limited partnership of PEF on the decision making of board of investment deliberation which is a major operating decision making organization. In addition, there exists a significant transaction relationship between United PF and Woori Bank.

(*7)	The investees decreased their capital, resulting in a decrease in number of shares owned.

(*8)	Investee liquidated during the six months ended June 30, 2011.

(*9)	Woori F&I Co., Ltd., a subsidiary, acquired 45% shares of Woori EA Eleventh Asset Securitization Specialty for the six months ended June 30, 2011.

(*10)	Kumho Investment Bank, a subsidiary, disposed shares of My Asset Manhattan Real Estate Investment Trust1st, as such the entity is no longer included in the consolidation scope, and instead it is accounted for as an equity method investment for the six months ended June 30, 2011.

(*11)	The provisional (unreviewed) financial statements as of June 30, 2011 are used for the equity method accounting.

(2) Changes in carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	Six months ended June 30, 2011
	Acquisition		January 1,		Gain (loss) on		Acquisi-		Disposi-						Other increase		June 30,
Investee	cost		2011		valuation		tion		tion		Dividends		Capital		(decrease)		2011
Woori Aviva Life Insurance Co., Ltd.	~~W~~	106,053	~~W~~	104,158	~~W~~	1,710	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,053	~~W~~	4,099	~~W~~	111,020
Woori Blackstone Korea Opportunity First		49,030		50		(5,400)		46,330		—		—		4,408		—		45,388
Korea Credit Bureau		4,500		3,454		260		—		—		—		—		—		3,714
BC Card Co., Ltd.		12,460		147,564		—		—		—		—		(24,787)		(122,777)		—
Korea Finance Security Co., Ltd.		758		3,436		117		—		—		(55)		—		—		3,498
Woori Service Networks Co., Ltd.		24		104		(12)		—		—		(12)		—		—		80
Kumho Tire Co., Inc. (*1)		113,204		113,204		(5,054)		—		—		—		(6,354)		991		102,787
United PF 1st Corporate financial stability		96,200		—		—		96,200		—		—		—		—		96,200
Woori SB Fifth Asset Securitization Specialty		3,773		1,008		(9)		—		—		—		—		—		999
Woori SB Eighth Asset Securitization Specialty		2,787		1,218		89		—		—		—		—		—		1,307
Woori SB Ninth Asset Securitization Specialty		1,907		1,723		70		—		(1,575)		—		—		—		218
Woori SB Eleventh Asset Securitization Specialty		5,176		4,545		(138)		—		(3,149)		(495)		—		—		763
Woori SB Twelfth Asset Securitization Specialty		5,477		5,016		39		—		(400)		(709)		—		—		3,946
Woori BC Pegasus Asset Securitization Specialty		2,908		—		(2,592)		—		—		—		—		2,592		—
Woori Stream Third Asset Securitization Specialty		2,664		1,354		96		—		(599)		—		—		—		851
Woori Stream Fourth Asset Securitization Specialty		3,650		716		(7)		—		(201)		—		—		—		508
Woori HB First Asset Securitization Specialty		186		367		310		—		—		(433)		—		—		244
Woori Piastone Bridge Asset Securitization Specialty		2,717		3,598		271		—		(1,599)		(1,039)		—		—		1,231
Woori EA First Asset Securitization Specialty		400		—		(1,424)		—		—		—		—		1,424		—
Woori EA Second Asset Securitization Specialty		400		899		(195)		—		—		(808)		—		104		—

	Six months ended June 30, 2011
	Acquisition		January 1,		Gain (loss) on		Acquisi-		Disposi-						Other increase		June 30,
Investee	cost		2011		valuation		tion		tion		Dividends		Capital		(decrease)		2011
Woori EA Sixth Asset Securitization Specialty	~~W~~	400	~~W~~	—	~~W~~	1,144	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(124)	~~W~~	1,020
Woori EA Seventh Asset Securitization Specialty		1,611		1,966		329		—		—		—		—		1		2,296
Woori EA Ninth Asset Securitization Specialty		400		384		2,266		—		—		—		—		—		2,650
Woori EA Eleventh Asset Securitization Specialty		9,905		—		(48)		9,905		—		—		(4)		(1)		9,852
CW Two Partners Co., Ltd.		605		134		204		—		—		—		—		—		338
Woori F&I Fifteenth Asset Securitization Specialty		1		566		3,099		—		—		(4,281)		—		616		—
Kamco Fifth Asset Securitization Specialty		8,736		10,764		(194)		—		—		—		—		1		10,571
Kamco Sixth Asset Securitization Specialty		5,314		6,566		790		—		—		(333)		—		(1)		7,022
Kamco Seventh Asset Securitization Specialty		1,285		1,210		343		—		—		(77)		—		—		1,476
Woori Tomato Second Asset Securitization Specialty		1		—		3,201		—		—		(1,912)		—		(1,289)		—
Woori Fine First Asset Securitization Specialty		15,697		15,647		1,153		—		—		—		—		(1)		16,799
Hiking-Woori Capital		230		209		(8)		—		(124)		—		(77)		—		—
Woori-Consus Capital		203		—		(237)		—		—		—		244		(7)		—
Chungdo Woori Century Security Corp.		8,187		8,644		36		—		—		—		(292)		—		8,388
Phoenix Digital Tech Co., Ltd.		10,459		8,833		(4,946)		—		—		—		5,403		—		9,290
Woori Renaissance Holdings		63,000		55,915		(3,118)		—		—		—		—		—		52,797
Bonghwang Semiconductor Yuhan Gongsa		11,905		12,178		(93)		—		—		—		(121)		—		11,964
My Asset Manhattan Private Equity Firm No.1		19,995		—		—		9,280		—		—		(299)		—		8,981
Sempio Foods Company (*2)		26,578		37,767		7,784		—		—		(333)		(9)		8,327		53,536
Seoul Lakeside Co., Ltd.		270,000		191,647		26,069		—		—		(5,700)		—		119		212,135

	~~W~~	868,786	~~W~~	744,844	~~W~~	25,905	~~W~~	161,715	~~W~~	(7,647)	~~W~~	(16,187)	~~W~~	(20,835)	~~W~~	(105,926)	~~W~~	781,869

	Year ended December 31, 2010
	Acquisition		January 1,			Gain (loss) on	Acquisi-		Disposi-						Other increase		December 31,
Investee	cost		2010			valuation	tion		tion		Dividends		Capital		(decrease)		2010
Woori Aviva Life Insurance Co., Ltd	~~W~~	74,310	~~W~~	74,310	~~W~~	(6,538)	~~W~~	33,150	~~W~~	—	~~W~~	—	~~W~~	3,236	~~W~~	—	~~W~~	104,158
Woori Blackstone Korea Opportunity First		2,700		—		(2,650)		2,700		—		—		—		—		50
Korea Credit Bureau		4,500		3,115		339		—		—		—		—		—		3,454
BC Card Co., Ltd.		11,668		196,065		46,624		—		—		(65,725)		(29,400)		—		147,564
Korea Finance Security Co., Ltd.		758		3,337		154		—		—		(55)		—		—		3,436
Woori Service Networks Co., Ltd.		24		108		(2)		—		—		(2)		—		—		104
Kumho Tire Co., Inc. (*1)		113,204		—		—		113,204		—		—		—		—		113,204
Woori SME First ABS Specialty Co. Ltd.		415		406		(1)				(405)				6		(6)		—
Woori SB Fifth Asset Securitization Specialty		3,773		1,081		(73)		—		—		—		—		—		1,008
Woori SB Eighth Asset Securitization Specialty		2,787		1,575		(357)		—		—		—		—		—		1,218
Woori SB Ninth Asset Securitization Specialty		1,907		5,166		605		—		—		(1)		(4,047)		—		1,723
Woori SB Eleventh Asset Securitization Specialty		5,176		7,554		258		—		—		(568)		(2,699)		—		4,545
Woori SB Twelfth Asset Securitization Specialty		5,477		9,220		1,183		—		—		(2,989)		(2,398)		—		5,016
Woori BC Pegasus Asset Securitization Specialty		2,908		—		(1,828)		—		—		—		—		1,828		—
Woori Stream Third Asset Securitization Specialty		2,664		2,400		(45)		—		—		—		(1,001)		—		1,354
Woori Stream Fourth Asset Securitization Specialty		3,650		3,698		219		—		—		—		(3,201)		—		716
Woori HB First Asset Securitization Specialty		186		852		1,138		—		—		(1,623)		—		—		367
Woori Piastone Bridge Asset Securitization Specialty		2,717		2,414		2,728		—		—		(1,544)		—		—		3,598
Woori EA First Asset Securitization Specialty		400		335		(1,951)		—		—		—		—		1,616		—
Woori EA Second Asset Securitization Specialty		400		—		500		400		—		—		(1)		—		899
Woori EA Sixth Asset Securitization Specialty		400		—		(523)		400		—		—		(1)		124		—

	Year ended December 31, 2010
	Acquisition		January 1,		Gain (loss) on		Acquisi-		Disposi-						Other increase		December 31,
Investee	cost		2010		valuation		tion		tion		Dividends		Capital		(decrease)		2010
Woori EA Seventh Asset Securitization Specialty	~~W~~	1,611	~~W~~	—	~~W~~	356	~~W~~	1,611	~~W~~	—	~~W~~	—	~~W~~	(1)	~~W~~	—	~~W~~	1,966
Woori EA Ninth Asset Securitization Specialty		400		—		(15)		400		—		—		(1)		—		384
CW Two Partners Co., Ltd.		605		—		(469)		605		—		—		(2)		—		134
Woori F&I Fifteenth Asset Securitization Specialty		1		—		565		10		—		—		(9)		—		566
Kamco Fifth Asset Securitization Specialty		8,736		—		2,030		8,736		—		—		(2)		—		10,764
Kamco Sixth Asset Securitization Specialty		5,314		—		1,268		5,314		—		—		(16)		—		6,566
Kamco Seventh Asset Securitization Specialty		1,285		—		(71)		1,285		—		—		(4)		—		1,210
Woori Tomato Second Asset Securitization Specialty		1		—		(1,332)		1		—		—		—		1,331		—
Woori Fine First Asset Securitization Specialty		15,697		—		(40)		15,697		—		—		(10)		—		15,647
Woori SB Sixth Asset Securitization Specialty		5,477		1,441		3		—		(1,441)		—		22		(25)		—
Woori SB Seventh Asset Securitization Specialty		3,585		2,417		5		—		(2,417)		—		12		(17)		—
Woori Tomato First Asset Securitization Specialty		1		1,353		1,772		—		(1,727)		(1,725)		—		327		—
Woori Marine Third Asset. Securitization Specialty		5,952		1,370		(3)		—		—		—		(1,358)		(9)		—
Woori Stream Second Asset Securitization Specialty		2,554		803		117		—		(207)		—		(585)		(128)		—
Woori HB Second Asset Securitization Specialty		444		292		574		—		(437)		—		1		(430)		—
Woori F&I Ninth Asset Securitization Specialty		1,713		—		1,241		—		—		(1,653)		—		412		—
Woori F&I Twelfth Asset Securitization Specialty		9,053		33		2,727		—		—		—		—		(2,760)		—
Woori F&I Fourteenth Asset Securitization Specialty		1,508		—		(1,279)		—		—		—		—		1,279		—
Hiking-Woori Capital		230		—		(57)		213		—		—		53		—		209

	Year ended December 31, 2010
	Acquisition		January 1,		Gain (loss) on		Acquisi-		Disposi-						Other increase		December 31,
Investee	cost		2010		valuation		tion		tion		Dividends		Capital		(decrease)		2010
Woori-Consus Capital	~~W~~	203	~~W~~	—	~~W~~	(2,262)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	90	~~W~~	2,172	~~W~~	—
Chungdo Woori Century Security Corp.		8,187		—		21		8,187		—		—		436		—		8,644
Phoenix Digital Tech Co., Ltd.		10,459		10,458		(1,729)		—		—		—		—		104		8,833
Woori Renaissance Holdings		63,000		58,542		(3,500)		—		—		—		110		763		55,915
Bonghwang Semiconductor Yuhan Gongsa		11,905		27,770		115		—		—		—		—		(15,707)		12,178
Sempio Foods Company (*2)		26,578		36,053		1,350		—		—		(333)		693		4		37,767
Seoul Lakeside Co., Ltd.		270,000		203,552		(11,241)		—		—		—		—		(664)		191,647

Total	~~W~~	694,523	~~W~~	655,720	~~W~~	29,926	~~W~~	191,913	~~W~~	(6,634)	~~W~~	(76,218)	~~W~~	(40,077)	~~W~~	(9,786)	~~W~~	744,844

(*1)	The market values per share of Kumho Tire Co. Inc. are ~~W~~16,600 and ~~W~~13,850 as of June 30, 2011 and December 31, 2010, respectively.

(*2)	The market values per share of Sempio Foods Company are ~~W~~17,250 and ~~W~~17,800, as of June 30, 2011 and December 31, 2010, respectively.

(3) Financial information of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	June 30, 2011
					Operating
Investee	Assets		Liabilities		revenue		Net income
Woori Aviva Life Insurance Co., Ltd	~~W~~	2,808,377	~~W~~	2,661,946	~~W~~	375,575	~~W~~	4,385
Woori Blackstone Korea Opportunity		112,533		1,567		41		(12,121)
Korea Credit Bureau		46,372		7,282		18,173		3,636
Korea Finance Security Co., Ltd.		24,250		1,420		17,284		1,264
Woori Service Networks Co., Ltd.		3,028		1,411		5,027		326
Kumho Tire Co., Inc.		4,546,177		4,136,861		—		(17,407)
United PF 1st Corporate financial stability		—		—		—		—
Woori SB Fifth Asset Securitization Specialty		3,577		247		5		(29)
Woori SB Eighth Asset Securitization Specialty		3,944		677		327		222
Woori SB Ninth Asset Securitization Specialty		492		7		222		156
Woori SB Eleventh Asset Securitization Specialty		1,719		24		119		(306)
Woori SB Twelfth Asset Securitization Specialty		9,887		21		183		98
Woori BC Pegasus Asset Securitization Specialty		23,620		38,537		24		(8,640)
Woori Stream Third Asset Securitization Specialty		2,143		16		299		241
Woori Stream Fourth Asset Securitization Specialty		1,479		208		38		(17)
Woori HB First Asset Securitization Specialty		613		3		903		776
Woori Piastone Bridge Asset Securitization Specialty		3,942		866		899		678
Woori EA First Asset Securitization Specialty		79,269		86,869		4,499		(3,561)
Woori EA Second Asset Securitization Specialty		17,521		17,783		1,782		(488)
Woori EA Sixth Asset Securitization Specialty		78,117		75,567		9,453		2,859
Woori EA Seventh Asset Securitization Specialty		16,151		11,050		3,989		732
Woori EA Ninth Asset Securitization Specialty		88,606		81,980		13,510		5,665
Woori EA Eleventh Asset Securitization Specialty		216,009		194,114		—		(106)
CW Two Partners Co., Ltd.		5,100		4,425		467		407
Woori F&I Fifteenth Asset Securitization Specialty		1,407		2,938		8,821		7,749
Kamco Fifth Asset Securitization Specialty		71,269		37,921		4,799		(807)
Kamco Sixth Asset Securitization Specialty		27,256		11,640		3,681		1,755
Kamco Seventh Asset Securitization Specialty		3,320		30		1,131		761
Woori Tomato Second Asset Securitization Specialty		270		363		8,470		7,113
Woori Fine First Asset Securitization Specialty		48,631		11,289		3,721		2,561
Hiking-Woori Capital		574		187		2		(16)
Woori-Consus Capital		1,093		11,250		487		(538)
Chungdo Woori Century Security Corp.		18,126		1,185		1,282		73
Phoenix Digital Tech Co., Ltd.		92,669		93,799		25,873		(2,402)
Woori Renaissance Holdings		141,520		33,240		—		(6,778)
Bonghwang Semiconductor Yuhan Gongsa		466,146		256,820		126,105		385
My Asset Manhattan Private Equity Firm No.1		47,384		1,034		—		(99)
Sempio Foods Company		227,175		65,009		53,445		216
Seoul Lakeside Co., Ltd.		231,361		111,558		48,170		7,859

	December 31, 2010
					Operating
Investee	Assets		Liabilities		revenue		Net profit
Woori Aviva Life Insurance Co., Ltd	~~W~~	2,372,448	~~W~~	2,232,440	~~W~~	1,187,446	~~W~~	(10,820)
Woori Blackstone Korea Opportunity		1,679,433		1,567,462		61,163		(5,949)
Korea Credit Bureau		44,983		9,507		33,055		4,428
BC Card Co., Ltd.		1,913,096		1,380,225		3,125,476		29,899
Korea Finance Security Co., Ltd.		24,493		2,068		41,283		1,847
Woori Service Networks Co., Ltd.		3,067		977		11,007		883
Kumho Tire Co., Inc.		2,516,861		2,016,356		2,701,990		8,901
Woori SME First ABS Specialty Co. Ltd.		8,116		18		—		(12)
Woori SB Fifth Asset Securitization Specialty		3,612		254		13		(244)
Woori SB Eighth Asset Securitization Specialty		4,020		974		105		(892)
Woori SB Ninth Asset Securitization Specialty		3,857		28		478		1,345
Woori SB Eleventh Asset Securitization Specialty		10,126		25		1,917		574
Woori SB Twelfth Asset Securitization Specialty		12,564		25		4,732		2,957
Woori BC Pegasus Asset Securitization Specialty		31,282		37,559		32		(6,092)
Woori Stream Third Asset Securitization Specialty		3,401		15		517		(112)
Woori Stream Fourth Asset Securitization Specialty		1,800		12		934		547
Woori HB First Asset Securitization Specialty		920		3		3,264		2,845
Woori Piastone Bridge Asset Securitization Specialty		9,347		351		9,134		6,821
Woori EA First Asset Securitization Specialty		113,443		117,483		14,226		(4,877)
Woori EA Second Asset Securitization Specialty		34,791		32,544		6,703		1,250
Woori EA Sixth Asset Securitization Specialty		115,016		115,325		8,426		(1,307)
Woori EA Seventh Asset Securitization Specialty		34,077		29,707		1,670		791
Woori EA Ninth Asset Securitization Specialty		139,272		138,311		—		(37)
CW Two Partners Co., Ltd.		5,002		4,734		1		(939)
Woori F&I Fifteenth Asset Securitization Specialty		60,658		59,236		7,812		1,412
Kamco Fifth Asset Securitization Specialty		70,330		36,175		19,043		8,457
Kamco Sixth Asset Securitization Specialty		44,232		29,631		4,865		2,818
Kamco Seventh Asset Securitization Specialty		10,362		7,662		234		(158)
Woori Tomato Second Asset Securitization Specialty		70,214		73,172		2,135		(2,968)
Woori Fine First Asset Securitization Specialty		61,996		27,215		—		(88)
Woori Stream Second Asset Securitization Specialty		806		7		308		293
Woori HB Second Asset Securitization Specialty		2,172		2		1,791		1,439
Hiking-Woori Capital		608		181		527		(115)
Woori-Consus Capital		1,733		11,905		211		(5,142)
Chungdo Woori Century Security Corp.		17,966		507		1,021		43
Phoenix Digital Tech Co., Ltd		92,669		93,799		25,873		(2,402)
Woori Renaissance Holdings		141,520		33,240		—		(6,778)
Bonghwang Semiconductor Yuhan Gongsa		466,146		256,820		126,105		385
Sempio Foods Company		194,710		57,190		59,131		1,893
Seoul Lakeside Co., Ltd.		225,069		113,125		54,564		22,171

13. INVESTMENT PROPERTIES
(1) Investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Acquisition cost	~~W~~	525,118	~~W~~	657,240
Accumulated depreciation		(12,945)		(13,969)

Net carrying value	~~W~~	512,173	~~W~~	643,271

(2) Changes in investment properties are as follows (Unit: Korean Won in millions):

	Six months ended		Year ended
	June 30, 2011		December 31, 2010
Beginning balance of net carrying amount	~~W~~	643,271	~~W~~	746,126
Capital expenditures		536		—
Acquisition		4,662		—
Disposition		(131,095)		(985)
Depreciation		(3,753)		(9,576)
Impairment loss		1,583		—
Reclassified to assets held for sale		—		(42,239)
Transfer to properties for business use		(3,051)		(38,193)
Foreign currency translation adjustments		(52)		(25)
Others		72		(11,837)

Ending balance of net carrying amount	~~W~~	512,173	~~W~~	643,271

(3) Fair value of investment properties as of June 30, 2011 is ~~W~~543,093 million.
(4) Gain ocurred from investment properties are as follows (Unit: Korean Won in millions):

	Six months ended		Six months ended
	June 30, 2011		June 30, 2010
Rent fees	~~W~~	7,678	~~W~~	5,934

14. FIXED ASSETS
(1) Fixed assets are as follows (Unit: Korean Won in millions):

	June 30, 2011
					Properties for		Structures in		Construction
	Land		Building		business use		leased office		in progress		Structures		Total
Acquisition cost	~~W~~	1,818,766	~~W~~	972,193	~~W~~	1,362,208	~~W~~	312,341	~~W~~	2,793	~~W~~	20	~~W~~	4,468,321
Accumulated depreciation		—		(45,396)		(1,067,440)		(264,859)		—		(14)		(1,377,709)

Net carrying value	~~W~~	1,818,766	~~W~~	926,797	~~W~~	294,768	~~W~~	47,482	~~W~~	2,793	~~W~~	6	~~W~~	3,090,612

	December 31, 2010
					Properties for		Structures in		Construction
	Land		Building		business use		leased office		in progress		Structures		Total
Acquisition cost	~~W~~	1,815,070	~~W~~	962,847	~~W~~	1,362,004	~~W~~	305,447	~~W~~	2,404	~~W~~	20	~~W~~	4,447,792
Accumulated depreciation		—		(31,428)		(1,063,318)		(255,655)		—		(13)		(1,350,414)

Net carrying value	~~W~~	1,815,070	~~W~~	931,419	~~W~~	298,686	~~W~~	49,792	~~W~~	2,404	~~W~~	7	~~W~~	3,097,378

(2) Changes in fixed assets are as follows (Unit: Korean Won in millions):

	Six months ended June 30, 2011
					Properties for		Structures in		Construction
	Land		Building		business use		leased office		in progress		Structures		Total
Beginning balance	~~W~~	1,815,070	~~W~~	931,419	~~W~~	298,686	~~W~~	49,792	~~W~~	2,404	~~W~~	7	~~W~~	3,097,378
Foreign currency translation adjustment		(64)		(179)		(1,026)		(569)		—		—		(1,838)
Acquisition		4,085		11,159		79,792		9,389		2,328		—		106,753
Disposition		(5,620)		(1,111)		(34,563)		(279)		—		—		(41,573)
Depreciation		—		(14,132)		(58,300)		(11,055)		—		(1)		(83,488)
Impairment		—		(59)		—		—		—		—		(59)
Classified to assets held for sale		2,481		166		—		—		—		—		2,647
Transfer		—		—		—		—		(1,431)		—		(1,431)
Others		2,814		(466)		10,179		204		(508)		—		12,223

Ending balance	~~W~~	1,818,766	~~W~~	926,797	~~W~~	294,768	~~W~~	47,482	~~W~~	2,793	~~W~~	6	~~W~~	3,090,612

	Year ended December 31, 2010
					Properties for		Structures in		Construction
	Land		Building		business use		leased office		in progress		Structures		Total
Beginning balance	~~W~~	1,794,265	~~W~~	927,365	~~W~~	292,739	~~W~~	59,360	~~W~~	21,293	~~W~~	7	~~W~~	3,095,029
Foreign currency translation adjustment		(28)		2		(259)		(1,138)		—		—		(1,423)
Revaluation		—		—		589		496		—		—		1,085
Acquisition		38,234		36,890		117,534		21,141		5,840		—		219,639
Disposition		(37,341)		(14,409)		(7,432)		(724)		(14,315)		—		(74,221)
Depreciation		—		(26,653)		(101,902)		(30,520)		—		—		(159,075)
Impairment		(113)		(289)		—		—		—		—		(402)
Classified to assets held for sale		586		1,688		—		—		—		—		2,274
Others		19,467		6,825		(2,583)		1,177		(10,414)		—		14,472

Ending balance	~~W~~	1,815,070	~~W~~	931,419	~~W~~	298,686	~~W~~	49,792	~~W~~	2,404	~~W~~	7	~~W~~	3,097,378

15. INTANGIBLE ASSETS
(1) Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2011
							Industrial		Development				Membership
	Goodwill		Core deposit		Software		rights		cost		Others		deposit		Total
Acquisition cost	~~W~~	159,661	~~W~~	14,089	~~W~~	116,843	~~W~~	325	~~W~~	177,549	~~W~~	376,082	~~W~~	69,620	~~W~~	914,169
Accumulated depreciation		—		(2,713)		(80,874)		(169)		(106,414)		(203,502)		(202)		(393,874)
Accumulated impairment losses		(42,725)		—		—		—		—		—		—		(42,725)

Net carrying value	~~W~~	116,936	~~W~~	11,376	~~W~~	35,969	~~W~~	156	~~W~~	71,135	~~W~~	172,580	~~W~~	69,418	~~W~~	477,570

	December 31, 2010
							Industrial		Development				Membership
	Goodwill		Core deposit		Software		rights		cost		Others		deposit		Total
Acquisition cost	~~W~~	120,785	~~W~~	3,353	~~W~~	104,621	~~W~~	302	~~W~~	164,799	~~W~~	226,302	~~W~~	68,458	~~W~~	688,620
Accumulated depreciation		—		(2,431)		(75,918)		(152)		(95,048)		(177,008)		(202)		(350,759)
Accumulated impairment losses		(42,725)		—		—		—		—		—		—		(42,725)

Net carrying value	~~W~~	78,060	~~W~~	922	~~W~~	28,703	~~W~~	150	~~W~~	69,751	~~W~~	49,294	~~W~~	68,256	~~W~~	295,136

(2) Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	Six months ended June 30, 2011
			Core				Industrial		Development				Membership
	Goodwill		deposit		Software		rights		cost		Others		deposit		Total
Beginning balance	~~W~~	78,060	~~W~~	922	~~W~~	28,703	~~W~~	150	~~W~~	69,751	~~W~~	49,294	~~W~~	68,256	~~W~~	295,136
Foreign currency translation adjustment		(7)		(46)		4		—		(4)		(45)		(177)		(275)
Acquisition		39,085		10,915		12,775		22		15,426		153,774		1,911		233,908
Depreciation		—		(415)		(5,811)		(14)		(11,421)		(27,885)		—		(45,546)
Impairment		(202)		—		—		—		—		—		(487)		(689)
Classified to held-for-sale assets		—		—		—		—		—		—		(600)		(600)
Others		—		—		4,485		(2)		1,286		(11,696)		3,005		(2,922)
Disposition		—		—		(4,187)		—		(3,903)		7,707		(2,490)		(2,873)
Transfer		—		—		—		—		—		1,431		—		1,431

Ending balance	~~W~~	116,936	~~W~~	11,376	~~W~~	35,969	~~W~~	156	~~W~~	71,135	~~W~~	172,580	~~W~~	69,418	~~W~~	477,570

	Year ended December 31, 2010
			Core				Industrial		Development				Membership
	Goodwill		deposit		Software		rights		cost		Others		deposit		Total
Beginning balance	~~W~~	78,065	~~W~~	1,289	~~W~~	28,960	~~W~~	103	~~W~~	68,575	~~W~~	83,502	~~W~~	54,693	~~W~~	315,187
Foreign currency translation adjustment		(5)		(27)		38		—		11		(54)		1,494		1,457
Acquisition		—		—		10,105		80		19,800		16,806		13,127		59,918
Depreciation		—		(340)		(8,480)		(33)		(17,202)		(45,667)		—		(71,722)
Classified to held-for-sale assets		—		—		—		—		(4)		—		(426)		(430)
Others		—		—		(1,298)		—		466		(2,100)		270		(2,662)
Disposition		—		—		(622)		—		(1,895)		(3,193)		(902)		(6,612)

Ending balance	~~W~~	78,060	~~W~~	922	~~W~~	28,703	~~W~~	150	~~W~~	69,751	~~W~~	49,294	~~W~~	68,256	~~W~~	295,136

16. OTHER ASSETS
Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Prepaid expenses	~~W~~	211,416	~~W~~	196,302
Advance payments		45,903		60,745
Leased assets		4,815		16,492
Non-operative assets		1,262		2,853
Others		56,815		102,466

Total	~~W~~	320,211	~~W~~	378,858

17. ASSETS HELD FOR SALE
Details of assets held for sale are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Fixed assets	~~W~~	2,030	~~W~~	5,185
Investment in real properties		51,985		81,308
Others (*1)		80,625		1,433

Total	~~W~~	134,640	~~W~~	87,926

(*1)	Woori bank, a subsidiary, decided to dispose 20% of 27.7% equity on BC Card, an equity method investment, through the resolution of its board of directors as of February 9, 2011. As a result, ~~W~~80,625 million, the carrying value of its investment in BC Card, is reclassified to assets held for sale.
18. ASSETS SUBJECTED TO LIEN AND ASSETS ACQUIRED THROUGH A FORECLOSURE
(1) Details of assets subjected to lien are as follows (Unit: Korean Won in millions):

	June 30, 2011				December 31, 2010
		Amount		Reason for		Amount		Reason for
Deposits	Calion Bank and the rest	~~W~~	243,524	Security on borrowings and the rest	Lehman Brothers and the rest	~~W~~	322,924	Collateral transaction of derivatives and others
Securities	KSD and the rest		17,133,894	Collateral RP and the rest	KSD and the rest		17,123,372	Collateral RP and the rest
Land and Building	Shinhan Card and the rest		110,424	Leasehold rights and the rest	Shinhan Card and the rest		122,683	Leasehold rights and the rest

Total		~~W~~	17,487,842			~~W~~	17,568,979

(2) Assets acquired through a foreclosure is as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Land	~~W~~	481	~~W~~	508
Building		829		3,639
Provision of valuation on real estate properties		(48)		(786)

Total	~~W~~	1,262	~~W~~	3,361

19. FINANCIAL LIABILITY AT FVTPL
(1) Financial liabilities at FVTPL consist of financial liabilities held for trading and financial asset designated at FVTPL. Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Borrowings:
Warrants in short position	~~W~~	29,557	~~W~~	58,745
Securities in short position		799,244		798,353

Sub-total		828,801		857,098

Derivative liabilities:
Interest rate derivatives		1,287,510		1,518,168
Currency derivatives		1,861,071		1,844,894
Stock derivatives		253,684		246,571
Credit derivatives		3,623		3,665
Commodity derivatives		44,313		36,378
Others		82		—

Sub-total		3,450,283		3,649,676

Total	~~W~~	4,279,084	~~W~~	4,506,774

(2) Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Borrowings:
Equity linked securities in short position	~~W~~	3,990,220	~~W~~	2,693,659
Equity linked securities index in short position		139,482		128,569

Sub-total		4,129,702		2,822,228

Debentures:
Debentures in KRW		239,181		238,736
Debentures in foreign currencies		106,893		1,273,039
Discount		—		(2,496)

Sub-total		346,074		1,509,279

Total	~~W~~	4,475,776	~~W~~	4,331,507

(3) Fair value variations for credit risk considered in valuation of financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Financial liabilities designated at FVTPL	~~W~~	4,475,776	~~W~~	4,331,507
Changes in fair value for credit risk for the six months ended June 30, 2011 and for the year ended December 31, 2010		(29,485)		12,148
Accumulated changes in fair value for credit risk		(9,493)		19,992
(4) Financial liabilities at FVTPL’s carrying amounts and face amounts are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Carrying amounts	~~W~~	4,475,776	~~W~~	4,331,507
Face amount		4,409,936		4,187,109

	~~W~~	65,840	~~W~~	144,398

20. DEPOSITS DUE TO CUSTOMERS
(1) Details of deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Deposits in KRW
Deposits on demand	~~W~~	12,310,072	~~W~~	9,870,652
Deposits at termination		158,206,446		155,049,753
Mutual installment		124,357		154,168
Money trust		912		931
Deposits on notes payables		3,209,097		4,402,142
Deposits on CMA		2,323,028		2,501,204
Certificate of deposits		2,802,856		3,499,707
Other deposits		1,413,966		1,232,940

Sub-total		180,390,734		176,711,497

Deposits in foreign currencies		9,222,001		8,788,042
Present value discount		(58,394)		(71,914)

Total	~~W~~	189,554,341	~~W~~	185,427,625

(2) Details of deposits by customers are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Individual	~~W~~	64,006,077	~~W~~	60,948,053
Corporation		52,684,202		56,422,330
Banks		22,456,583		21,981,851
Government agencies		15,289,359		13,563,531
Other financial institutions		8,919,978		8,607,010
Government		9,793,518		9,207,218
Non-profit corporation		6,773,889		5,817,711
Educational organization		3,480,882		3,251,245
Foreign corporations		1,123,381		791,402
Others		5,084,866		4,909,188
Present value discount		(58,394)		(71,914)

Total	~~W~~	189,554,341	~~W~~	185,427,625

21. BORROWINGS AND DEBENTURES
(1) Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2011				December 31, 2010
		Annual				Annual
		interest				interest
	Lenders	rate (%)	Amount		Lenders	rate (%)	Amount
Borrowings in KRW:
Borrowings of the bank of Korea	The bank of Korea	1.4	~~W~~	1,103,756	The bank of Korea	1.3	~~W~~	1,222,739
Borrowings from government funds	Korea Environment Management corporation and others	2.1		2,078,029	Korea Environment Management corporation and others	2.6		2,120,411
Others	Shinhan Bank & Hana bank	0.1~3.1		7,215,788	Shinhan Bank & Hana bank	0.1~2.9		6,601,817

Sub-total				10,397,573				9,944,967

Borrowings in foreign currencies:
Borrowings in foreign currencies	Wilshire State Bank, Los Angeles and the rest	1.3		10,401,650	Wachovia Bank and the rest	1.3		10,780,879
Offshore borrowings in foreign currencies				5,391				5,695

Sub-total				10,407,041				10,786,574

Bills sold		2.6		185,048		2.1		146,606
Call-money	Banks			5,156,806	Banks			5,313,921
Bonds sold under repurchase agreements				8,274,267				8,076,737
Present value discount				(7,419)				(3,143)

Total			~~W~~	34,413,316			~~W~~	34,265,662

(2) Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2011				December 31, 2010
	Maximum	Minimum			Maximum	Minimum
	interest rate	interest rate	Amount		interest rate	interest rate	Amount
Face value of bond
Ordinary bonds	8.2	4.0	~~W~~	22,510,837	8.2	4.0	~~W~~	24,000,796
Subordinated bonds	7.6	5.4		7,254,353	7.6	5.8		4,943,730
Other bonds	—	—		176,822	—	—		215,137

Sub-total				29,942,012				29,159,663

Discounts on bond				(52,127)				(49,023)

Total			~~W~~	29,889,885			~~W~~	29,110,640

(3) Details of borrowings from financial institutions are as follows (Unit: Korean Won in millions):

	June 30, 2011
	The bank of
	Korea		Banks		Others		Total
Borrowings in KRW	~~W~~	1,103,756	~~W~~	716,407	~~W~~	8,577,410	~~W~~	10,397,573
Borrowings in foreign currencies		—		5,471,885		4,935,156		10,407,041
Call-money		—		5,156,806		—		5,156,806
Bonds sold under repurchase agreements		18,600		121,000		8,134,667		8,274,267

Total	~~W~~	1,122,356	~~W~~	11,466,098	~~W~~	21,647,233	~~W~~	34,235,687

	December 31, 2010
	The bank of
	Korea		Banks		Others		Total
Borrowings in KRW	~~W~~	1,222,739	~~W~~	723,002	~~W~~	7,999,226	~~W~~	9,944,967
Borrowings in foreign currencies		—		5,608,604		5,177,970		10,786,574
Call-money		—		5,313,921		—		5,313,921
Bonds sold under repurchase agreements		20,200		119,000		7,937,537		8,076,737

Total	~~W~~	1,242,939	~~W~~	11,764,527	~~W~~	21,114,733	~~W~~	34,122,199

22. PROVISIONS
(1) Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Asset retirement obligation	~~W~~	18,952	~~W~~	25,958
Provision for guarantee (*1)		433,094		309,721
Provision for unused commitments		160,093		168,239
Point provision		8,568		11,421
Other provisions		238,787		245,716

Total	~~W~~	859,494	~~W~~	761,055

(*1)	The Group’s financial guarantee provision included in its’ payment guarantee provision is ~~W~~138,378 million and ~~W~~89,993 million as of June 30, 2011 and December 31, 2010, respectively.
(2) Changes in details of other provisions are as follows (Unit: Korean Won in millions):

	Six months ended June 30, 2011
			Provisions for
	Provisions for		unused		Provisions for		Other
	guarantee		commitment		record program		provisions		Total
Beginning balance	~~W~~	309,721	~~W~~	168,239	~~W~~	11,421	~~W~~	245,716	~~W~~	735,097
Provisions provided for the period		137,112		2,110		6,458		3,997		149,677
Provisions used for the period		1,574		(239)		(9,298)		(3,577)		(11,540)
Reversal of unused amount		(15,313)		(10,017)		(13)		(7,349)		(32,692)

Ending balance	~~W~~	433,094	~~W~~	160,093	~~W~~	8,568	~~W~~	238,787	~~W~~	840,542

	Year ended December 31, 2010
			Provisions for
	Provisions for		unused		Provisions for		Other
	guarantee		commitment		record program		provisions		Total
Beginning balance	~~W~~	293,321	~~W~~	202,980	~~W~~	11,664	~~W~~	161,829	~~W~~	669,794
Provisions provided for the period		207,067		2,453		22,601		93,224		325,345
Provisions used for the period		(22,712)		1,747		(22,844)		20,819		(22,990)
Reversal of unused amount		(167,955)		(38,941)		—		(30,156)		(237,052)

Ending balance	~~W~~	309,721	~~W~~	168,239	~~W~~	11,421	~~W~~	245,716	~~W~~	735,097

23. RETIREMENT BENEFIT OBLIGATION
(1) Details of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Projected retirement benefit obligation	~~W~~	298,157	~~W~~	227,729
Fair value of plan assets		(168,909)		(157,780)

Funded status	~~W~~	129,248	~~W~~	69,949

(2) Details of changes in carrying value of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	Six months ended		Year ended
	June 30, 2011		December 31, 2010
Beginning balance	~~W~~	227,729	~~W~~	336,652
Service cost		64,716		123,426
Interest cost		5,735		10,364
Actuarial loss		11,231		1,228
Foreign currency translation adjustments		(78)		3
Retirement benefit paid		(9,749)		(132,669)
Loss on liquidation		(1,565)		(116,387)
Others		138		5,112

Ending balance	~~W~~	298,157	~~W~~	227,729

(3) Details of changes in plan assets are as follows (Unit: Korean Won in millions):

	Six months ended		Year ended
	June 30, 2011		December 31, 2010
Beginning balance	~~W~~	157,780	~~W~~	213,640
Expected return plan assets		3,568		7,948
Actuarial gain (loss)		(782)		(1,127)
Employer’s contributions		13,523		78,440
Retirement benefit paid		(4,342)		(53,488)
Loss on liquidation		(1,267)		(87,080)
Others		429		(553)

Ending balance	~~W~~	168,909	~~W~~	157,780

(4) Consists of plan assets and realized return on plan assets are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Deposits and others	~~W~~	168,909	~~W~~	157,780
Realized return on plan assets		2,786		5,744
(5)	Details of retirement benefit included in income statement are as follows (Unit: Korean Won in millions):

	Six months ended		Year ended
	June 30, 2011		December 31, 2010
Service cost	~~W~~	64,716	~~W~~	60,949
Interest cost		5,735		5,613
Expected return on plan assets		(3,568)		(4,075)
Actuarial loss (gain)		12,013		(2,569)
Loss on liquidation		(298)		(2,963)

Total	~~W~~	78,598	~~W~~	56,955

(6) Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	June 30, 2011	December 31, 2010
Discount rate	4.86~6.35%	5.23~5.94%
Inflation rate	1.84~5.00%	1.24~5.00%
Expected rate of return on plan assets	3.77~5.65%	4.00~7.03%
Future wage growth rate	4.15~7.38%	3.00~7.38%
Motality rate	Issued by Korea	Issued by Korea
	Insurance	Insurance
	Development Institute	Development Institute
(7) Details of accumulation of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010		January 1, 2010
Projected benefit obligation	~~W~~	298,157	~~W~~	227,729	~~W~~	336,652
Fair value of plan assets		(168,909)		(157,780)		(213,640)

Accumulation	~~W~~	129,248	~~W~~	69,949	~~W~~	123,012

24. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES
Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Other financial liabilities:
Payables	~~W~~	9,186,906	~~W~~	3,615,878
Accrued expenses		3,001,281		2,765,446
Separate account differences		2,373,098		2,089,772
Refundable lease deposits		175,751		165,701
Agency business revenue		297,067		295,472
Foreign exchange payables		823,700		581,934
Domestic exchange payables		280,214		174,374
Miscellaneous liabilities		1,961,184		1,918,756

Sub-total		18,099,201		11,607,333

Other liabilities		547,668		399,189

Total	~~W~~	18,646,869	~~W~~	12,006,522

25. DERIVATIVES
(1) Details of derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2011
			Assets						Liabilities
			Fair value		Cash flow				Fair value		Cash flow
	Notional amount		hedge		hedge		For trading		hedge		hedge		For trading
Interest rate:
Interest rate swaps	~~W~~	204,110,942	~~W~~	131,821	~~W~~	2,835	~~W~~	1,069,395	~~W~~	1,101	~~W~~	119	~~W~~	1,260,926
Interest rate futures		216,510		—		—		—		—		—		—
Long interest rate options		3,759,499		—		—		49,200		—		—		—
Short interest rate options		3,775,000		—		—		—		—		—		26,583
Currency:
Currency forwards		32,472,423		8,386		—		751,620		—		—		438,062
Currency swaps		27,869,203		—		—		1,325,652		—		—		1,382,124
Currency futures		844,722		—		—		—		—		—		—
Long currency options		2,138,100		—		—		358,342		—		—		—
Short currency options		2,043,771		—		—		—		—		—		40,886
Stock Index:
Stock index futures		48,958		—		—		—		—		—		—
Long stock index options		711,291		—		—		79,130		—		—		—
Short stock index options		1,490,178		—		—		—		—		—		216,126
Stock index swaps		—		—		—		37,626		—		—		37,558
Others:
Long option		234,139		—		—		21,952		—		—		—
Short option		241,950		—		—		—		—		—		17,392
Other forwards		102,956		—		—		1,891		—		—		1,395
Other swaps		248,809		—		—		23,219		—		—		29,148
Other futures		335		—		—		110		—		—		83

Total	~~W~~	280,308,786	~~W~~	140,207	~~W~~	2,835	~~W~~	3,718,137	~~W~~	1,101	~~W~~	119	~~W~~	3,450,283

	December 31, 2010
			Assets						Liabilities
			Fair value		Cash flow				Fair value		Cash flow
	Notional amount		hedge		hedge		For trading		hedge		hedge		For trading
Interest rate:
Interest rate swap forwards	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	7	~~W~~	—	~~W~~	—	~~W~~	4
Interest rate swap		207,047,871		242,838		(117,020)		1,288,788		402,410		(397,516)		1,474,766
Interest rate futures		31,020		—		—		—		—		—		—
Long interest options		4,225,000		—		—		61,558		—		—		—
Short interest options		5,076,534		—		—		—		—		—		43,398
Currency:
Currency forwards		29,837,252		5,693		—		957,306		445		—		416,464
Currency swaps		25,437,435		—		—		1,191,928		—		—		1,370,882
Currency futures		870,966		—		—		—		—		—		—
Long option		2,360,647		—		—		421,959		—		—		—
Short option		2,295,334		—		—		—		—		—		57,548
Stock Index:
Stock index futures		46,249		—		—		—		—		—		—
Long stock		566,999		—		—		130,509		—		—		—
Short stock		1,408,681		—		—		—		—		—		238,912
Stock index swaps		2,274,040						64,751						7,659
Others:
Long option		87,081		—		—		15,940		—		—		—
Short option		87,615		—		—		—		—		—		12,267
Other forwards		198,378		—		—		6,065		—		—		5,496
Other swaps		260,750		—		—		23,793		—		—		22,280
Other futures		295		—		—		13		—		—

Total	~~W~~	282,112,147	~~W~~	248,531	~~W~~	(117,020)	~~W~~	4,162,617	~~W~~	402,855	~~W~~	(397,516)	~~W~~	3,649,676

Derivatives held for trading purpose are classifies into financial assets on liabilities at FVTPL and derivatives for hedging are stated as a line item in the consolidated statements of financial position the consolidated (see Notes 7 and 19).
(2) Gains or losses on valuation of derivatives are as follows (Unit: Korean Won in millions):

		Six months ended		Six months ended
		June 30, 2011		June 30, 2010
Gains or losses from hedged item	~~W~~	(15,597)	~~W~~	(153,949)
Gains or losses from hedging instrument		(3,704)		124,705
Ineffective gains and losses of cash flow hedging activities		2,605		(5)

26. COMMON STOCK AND CAPITAL SURPLUS
(1) The number of authorized shares is as follows:

	June 30, 2011		December 31, 2010
Authorized shares of common stock	2,400,000,000 shares		2,400,000,000 shares
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock	806,015,340 shares		806,015,340 shares
(2) Details of capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Capital in excess of par value	~~W~~	83,847	~~W~~	83,847
Other capital surplus		95,868		96,258

Total	~~W~~	179,715	~~W~~	180,105

27. OTHER EQUITY
Details of other equity are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Other comprehensive income
Gain on valuation of AFS financial asset	~~W~~	738,266	~~W~~	1,092,213
Gain on valuation of cashflow hedge		10,040		1,187
Loss on overseas business translation		(65,157)		(16,221)
Gain on valuation using the equity method		(415)		24,970

Sub-total		682,734		1,102,149

Treasury shares		(18)		(18)
Other capital adjustments		(68,551)		(59,118)

Total	~~W~~	614,165	~~W~~	1,043,013

28. RETAINED EARNINGS
(1) Retained earnings consist of the follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Legal reserves	~~W~~	1,005,401	~~W~~	885,903
Voluntary reserves		8,256,000		7,379,000
Retained earnings carried forward		2,327,847		2,224,436

	~~W~~	11,589,248	~~W~~	10,489,339

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less then 10% of net income until reaching an amount equal to the Company’s capital.
(2) Details of change in retained earnings are as follows (Unit: Korean Won in millions):

	Six months ended		Six months ended
	June 30, 2011		June 30, 2010
Beginning balance	~~W~~	10,489,339	~~W~~	9,280,347
Net income		1,294,912		753,849
Dividends		(201,503)		(80,601)
Others		6,500		(346)

Ending balance	~~W~~	11,589,248	~~W~~	9,953,249

29. REGULATORY RESERVE FOR BAD DEBTS
In accordance with the Regulations for Supervision of Financial Holding Companies, if provisions for credit loss under K-IFRS for the accounting purpose short falls in those for the regulatory purpose, the Group discloses such short fall amount as regulatory reserve for bad debts.
(1) Balances of regulatory reserve for bad debt reserve is as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Reserves for bad debts	~~W~~	754,153	~~W~~	580,905
(2) Reserve and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	Six months ended
	June 30, 2011
Reserve provided	~~W~~	173,248
Net income after the reserve provided		1,121,664
Earning per share after the reserve provided	~~W~~	1,392

30. DIVIDENDS
Total paid dividend were ~~W~~201,503 million (~~W~~250 per share) and ~~W~~80,601 million (~~W~~100 per share) for the six months ended June 30, 2011 and for the year ended December 31,2010, respectively.
31. NET INTEREST INCOME (EXPENSE)
(1) Details of interest income occurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Financial asset at FVTPL:
Interest of securities	~~W~~	135,654	~~W~~	279,314	~~W~~	163,862	~~W~~	327,644
Interest of other FVTPL financial assets		20,842		42,657		17,911		42,220

Sub-total		156,496		321,971		181,773		369,864

AFS financial asset-related:
Interest of deposit		39		238		157		443
Interest of securities		169,982		316,424		158,663		290,874
Interest of AFS financial assets		831		1,740		441		983

Sub-total		170,852		318,402		159,261		292,300

HTM financial asset
Interest of securities		227,026		437,012		194,838		371,774
Loans and receivables:
Interest on deposits		44,447		76,440		34,418		59,227
Interest on loans		3,174,685		6,164,481		2,906,940		5,995,135
Interest on other receivables		25,910		69,649		33,037		67,223

Sub-total		3,245,042		6,310,570		2,974,395		6,121,585

Total	~~W~~	3,799,416	~~W~~	7,387,955	~~W~~	3,510,267	~~W~~	7,155,523

(2) Details of interest expense incurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Interest on deposits	~~W~~	1,308,922	~~W~~	2,502,687	~~W~~	1,248,395	~~W~~	2,490,779
Interest on borrowings		207,059		403,688		182,430		370,977
Interest on debentures		394,152		798,350		470,694		930,703
Other interest expense		25,786		55,366		29,814		59,526

Total	~~W~~	1,935,919	~~W~~	3,760,091	~~W~~	1,931,333	~~W~~	3,851,985

32. NET FEES INCOME (EXPENSE)
(1) Details of fees income occurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Banking fees:
Banking fees in KRW	~~W~~	149,913	~~W~~	289,466	~~W~~	137,424	~~W~~	269,502
Bank fees in foreign currencies		53,909		104,540		52,250		99,997
Guarantee fees		26,813		47,639		22,775		45,308
Fees from project financing		5,945		12,854		6,642		10,918

Sub-total		236,580		454,499		219,091		425,725

Other fees:
Credit card fees		9,528		19,283		5,107		9,614
CMA management fees		1,326		2,845		1,457		3,221
Lease income		3,114		6,774		6,275		14,695
Brokerage fees		182,391		351,531		158,177		308,469
Others		31,963		62,176		32,721		60,482

Sub-total		228,322		442,609		203,737		396,481

Total	~~W~~	464,902	~~W~~	897,108	~~W~~	422,828	~~W~~	822,206

(2) Details of fees expense incurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Fees paid:
Fees paid in KRW	~~W~~	23,322	~~W~~	43,070	~~W~~	23,763	~~W~~	44,887
Fees paid in foreign currency		5,996		13,215		4,953		11,615

Sub-total		29,318		56,285		28,716		56,502

Other fees paid:
Credit card commission		96,736		180,766		97,480		178,052
Brokerage commission		21,567		26,326		22,444		39,054
Others		6,891		10,024		906		3,443

Sub-total		125,194		217,116		120,830		220,549

Total	~~W~~	154,512	~~W~~	273,401	~~W~~	149,546	~~W~~	277,051

33. DIVIDEND INCOME
Details of dividend income are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Financial asset at FVTPL
Dividends in KRW	~~W~~	1,192	~~W~~	14,843	~~W~~	1,216	~~W~~	9,052
Dividends in foreign currency		142		144		17		23

Sub-total		1,334		14,987		1,233		9,075

AFS financial asset
Dividends in KRW		42,504		112,161		52,667		94,120
Dividends in foreign currencies		1,217		1,540		1,320		1,535

Sub-total		43,721		113,701		53,987		95,655

Total	~~W~~	45,055	~~W~~	128,688	~~W~~	55,220	~~W~~	104,730

34. GAIN (LOSS) ON FINANCIAL ASSETS AT FVTPL
(1) Details of gain (loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Gain (loss) on valuation and disposal of securities:
Gain (loss) on redemption of securities	~~W~~	20,959	~~W~~	17,959	~~W~~	(1,308)	~~W~~	(13,384)
Gain (loss) on transaction of securities		(12,478)		(16,069)		20,783		81,673
Gain (loss) on valuation of securities		(23,585)		(74,554)		(73,935)		70,012

Sub-total		(15,104)		(72,664)		(54,460)		138,301

Gain (loss) on derivatives:
Gain (loss) on transaction of derivatives
Interest rate derivatives		(43,364)		(32,571)		(679)		(43,582)
Currency derivatives		50,936		68,979		161,264		211,080
Stock equity derivatives		5,191		54,299		(24,010)		55,734
Other derivatives		4,087		9,536		4,741		11,280

Sub-total		16,850		100,243		141,316		234,512

Gain (loss) on valuation of derivatives
Interest rate derivatives		23,020		30,183		(54,151)		(126,070)
Currency derivatives		(28,673)		(1,134)		(55,255)		6,347
Stock equity derivatives		31,876		(12,224)		(45,541)		(30,610)
Other derivatives		(2,241)		(7,100)		(15,483)		(4,301)

Sub-total		23,982		9,725		(170,430)		(154,634)

Other financial assets held for trading:
Gain (loss) on transaction		(9,503)		(1,691)		14,972		18,893
Gain on valuation		19,147		31,311		11,230		23,961

Sub-total		9,644		29,620		26,202		42,854

Total	~~W~~	35,372	~~W~~	66,924	~~W~~	(57,372)	~~W~~	261,033

(2) Details of gain (loss) on valuation of financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Gain on redemption of security in KRW	~~W~~	2,924	~~W~~	13,052	~~W~~	3,138	~~W~~	106,285
Loss on redemption of security in foreign currencies		—		—		(589)		(589)
Gain on transaction of security in KRW		2		2		1		1
Gain on transaction of security in foreign currencies		—		—		2,707		1,735
Loss on valuation of security in KRW		(3,939)		(11,259)		(22,438)		(79,289)
Gain (loss) on transaction of other financial assets designated at FVTPL		18,440		(49,750)		(12,126)		(184,146)
Gain (loss) on valuation of other financial asset designated at FVTPL		(16,348)		69,635		86,367		15,901

Total	~~W~~	1,079	~~W~~	21,680	~~W~~	57,060	~~W~~	(140,102)

35. GAIN (LOSS) ON AFS FINANCIAL ASSETS
Details of gain (loss) on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Gain on redemption of security in KRW	~~W~~	3,291	~~W~~	4,900	~~W~~	2,356	~~W~~	646
Gain (loss) on redemption of security in foreign currencies		—		(4)		60		60
Gain on transaction of security in KRW		999,153		1,038,387		268,520		595,766
Gain on transaction of security in foreign currencies		1,276		11,692		7,843		15,050
Impairment gain (loss) on security in KRW		(51,289)		(98,108)		(38,629)		31,046
Impairment loss on security in foreign currencies		(3,768)		(19,596)		(1,226)		(30,838)

Total	~~W~~	948,663	~~W~~	937,271	~~W~~	238,924	~~W~~	611,730

36. IMPAIRMENT LOSS ON CREDIT LOSS
Impairment loss on credit loss recognized is as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Bad debt expenses	~~W~~	740,731	~~W~~	1,182,566	~~W~~	1,398,737	~~W~~	1,591,742
Reversal of provision for bad debts		(18,103)		(61,592)		(15,391)		(91,254)

Sub-Total		722,628		1,120,974		1,383,346		1,500,488

Provision for guarantee provided		64,452		137,112		47,570		126,468
Reversal of provision for guarantee		(5,012)		(15,313)		(46,454)		(166,228)

Sub-Total		59,440		121,799		1,116		(39,760)

Other provision for credit loss provided		(64)		2,109		166		2,619
Reversal of other provision for credit loss		301		(10,017)		(12,509)		(35,667)

Sub-Total		237		(7,908)		(12,343)		(33,048)

Total	~~W~~	782,305	~~W~~	1,234,865	~~W~~	1,372,119	~~W~~	1,427,680

37. OTHER OPERATING INCOME (EXPENSE)
(1) Details of recognized other operating income are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Gain on transaction of FX	~~W~~	930,093	~~W~~	2,383,561	~~W~~	2,752,947	~~W~~	4,051,383
Rental fee income		3,435		9,463		3,843		8,349
Gain on transaction of other financial instrument		119,510		276,146		314,748		464,722
Gain on transactions of loans and receivables		22,335		29,553		43,861		59,499
Gain on disposal of investment in jointly controlled entities and associates		501		33,790		21		21
Gain on disposal of fixed assets and other assets		1,734		5,193		—		628
Reversal of impairment loss of fixed assets and other assets		1,213		3,528		152		719
Gain on transactions of derivatives		233		233		3,376		4,964
Gain on valuations of derivatives		10,647		18,727		80,546		132,086
Reversal of other provisions		8,838		17,477		319		14,291
Others		36,982		50,699		—		87,061

Total	~~W~~	1,135,521	~~W~~	2,828,370	~~W~~	3,199,813	~~W~~	4,823,723

(2) Details of recognized other operating expenses are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Loss on transaction of FX	~~W~~	881,056	~~W~~	2,316,798	~~W~~	2,770,846	~~W~~	4,096,946
Loss on transaction of other financial instrument		124,833		291,070		149,113		468,082
Contribution to miscellaneous funds		89,255		174,408		84,366		167,917
Deposit insurance premium		62,069		121,360		51,291		100,080
Donation		3,746		18,289		5,389		33,356
Loss on transactions of loans and receivables		119,945		147,800		111,920		112,163
Loss on disposal of joint controlling entity and associates		—		—		51		69
Loss on disposal of fixed assets and other assets		2,958		4,121		—		1,237
Impairment loss of fixed assets and other assets		11,057		12,021		5,792		7,638
Loss on transactions of derivatives		3,025		5,009		774		1,344
Loss on valuations of derivatives		—		15,049		5,684		11,006
Other provision provided		3,044		10,464		79,557		85,233
Others		17,719		53,586		219,312		237,952

Total	~~W~~	1,318,707	~~W~~	3,169,975	~~W~~	3,484,095	~~W~~	5,323,023

(3) Details of administrative expenses incurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Short term employee benefits	~~W~~	427,796	~~W~~	761,305	~~W~~	326,209	~~W~~	660,221
Retirement benefit service costs		39,272		81,023		28,712		57,254
Fringe benefits		99,273		186,014		90,704		171,149
Depreciation and amortization		65,280		132,787		54,056		120,757
Rent		56,475		113,519		53,128		109,778
Taxes and dues		48,103		91,005		37,769		78,308
Service charges		48,784		86,994		42,961		82,925
IT expense		29,930		53,354		30,162		54,409
Telephone and Communication expense		16,234		31,435		17,864		33,909
Operating promotion expenses		14,772		28,420		11,887		23,726
Advertising		33,881		47,067		36,042		45,614
Printing		4,046		7,660		3,281		7,267
Traveling expenses		3,786		7,601		3,836		6,663
Supplies		2,604		5,275		2,438		4,588
Insurance premium		2,285		4,032		1,926		3,898
Others		132,985		176,439		104,490		133,178

Total	~~W~~	1,025,506	~~W~~	1,813,930	~~W~~	845,465	~~W~~	1,593,644

38. INCOME TAX EXPENSE
Reconciling items between income before income tax and income tax expense are as follows (Korean Won in millions):

	Six months ended		Six months ended
	June 30, 2011		June 30, 2010
Income before income tax	~~W~~	2,041,639	~~W~~	1,168,179
Tax expense at statutory tax rate of 24.2%		494,062		282,685
Tax effect on reconciling items to taxable income:
Non-taxable income / Non-deductible expenses		69,970		(52,251)

Income tax expense	~~W~~	564,032	~~W~~	230,434

Effective tax rate		27.63%		19.73%

39. EARNINGS PER SHARE (EPS)
Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit : Korean Won in millions except for EPS):

	2011				2010
	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30
Net income on common share	~~W~~	792,297	~~W~~	1,294,912	~~W~~	(338,460)	~~W~~	753,849
Weighted average number of common shares outstanding	806,012,779 shares		806,012,779 shares		806,012,780 shares		806,012,780 shares
Basic EPS	~~W~~	983	~~W~~	1,607	~~W~~	(420)	~~W~~	935
Diluted earnings per share is equal to earnings per share because there is no dilution effect for the six months ended June 30, 2011 and 2010.

40. CONTINGENT LIABILITIES AND COMMITMENTS
(1) Guarantees (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Confirmed guarantees:
Guarantee for debenture issuances	~~W~~	433	~~W~~	41,594
Guarantee for loans		260,045		177,276
Acceptances		870,728		771,313
Guarantee in acceptances imported goods		122,787		132,667
Other confirmed guarantees		9,067,881		9,122,841

Total		10,321,874		10,245,691

Unconfirmed guarantees:
Local letter of credit		992,395		962,904
Letter of credit		5,201,812		5,504,962
Other unconfirmed guarantees		3,729,817		3,678,567

Total	~~W~~	9,924,024	~~W~~	10,146,433

(2) Loan committements and others (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Loan commitments	~~W~~	87,392,503	~~W~~	87,549,064
Endorsed notes without guarantee		8,646,345		8,986,091
Endorsed notes with guarantee		8,175		8,725
Other commitments		2,147,428		1,999,989

Total	~~W~~	98,194,451	~~W~~	98,543,869

(3) Litigation case
The Group had filed lawsuits as follows (Unit: Korean Won in millions):

	June 30, 2011
	As plaintiff		As dependent
Number of cases	964 cases		301 cases
Amount of litigation	~~W~~	1,069,296	~~W~~	612,233
Allowances for litigations			~~W~~	218,589

	December 31, 2010
	As plaintiff		As dependent
Number of cases	4,058 cases		241 cases
Amount of litigation	~~W~~	943,174	~~W~~	426,551
Allowances for litigations			~~W~~	221,149
Allowances related to payment orders for unpaid credit card receivables to individuals as of June 30, 2011, is not included in above amounts, as the Group believes the financial impact of the outcome of the payment orders, will likely not have a material impact on the Group as of and for the six months ended June 30, 2011.

41. RELATED PARTY TRANSACTIONS
Related parties of Group and receivables and payables occurred and major transactions with related parties during the current and prior period are as follows:
(1) Related parties

Classification	Name of the company
Government related entity	Korea deposit insurance corporation
Jointly controlled entities	Woori Aviva Life Insurance Co., Ltd., Woori Blackstone Korea Opportunity First, Woori Renaissance Holdings
Relationship entities	Korea Credit Bureau Co., Ltd., Woori Service Networks Co., Ltd, Korea Finance Security, Kumho Tires Co., Ltd, Chungdo Woori Century Security Corp, Ltd., Phoenix Digital Tech Co., Ltd., Bonghwang Semiconductor Yuhan Gongsa, Sempio Foods Co., Ltd, Seoul Lakeside Co., Ltd, United PF 1st Corporate financial stability, My Asset Manhattan Real Estate Investment Trust1st, Woori SB Fifth Asset Securitization Specialty and 24 SPCs for the rest.
(2) Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Jointly controlled entities:
Available-for-sale financial assets	~~W~~	10,030	~~W~~	560
Loans and receivables		275		347
Other assets		1,256		1,428
Deposits liabilities		12,307		8,620
Other financial liabilities		—		137
Other liabilities		445		889
Associates:
Available-for-sale financial assets	~~W~~	57,736	~~W~~	41,110
Loans and receivables		361,705		355,614
Deposits liabilities		36,186		42,966
Provisions		1,593		—
Other financial liabilities		4		28
Other liabilities		172		8
(3) Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	Six months ended		Six months ended
	June 30, 2011		June 30, 2010
Jointly controlled entities:
Fees income	~~W~~	3,882	~~W~~	6,818
Other operating income		2,447		1,446
Interest expense		79		80
Other operating loss		25		68
Associates:
Fees income	~~W~~	5	~~W~~	—
Other operating gain		7		7
Interest expense		243		312
Other operating loss		212		152
(4) Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	June 30, 2011		December 31, 2010
Kumho Tires Co., Ltd	~~W~~	4,844	~~W~~	4,844	Unconfirmed guarantees
”		1,384		819	Endorsed notes
”		15,242		15,889	Letter of credit
Sempio Foods Co., Ltd		1,160		—	Letter of credit

(5) Major management compensation are as follows (Unit: Korean Won in millions):

	Six months ended		Six months ended
	June 30, 2011		June 30, 2010
Short term employee benefits	~~W~~	14,763	~~W~~	12,349
Severance payments		691		845
42. BUSINESS COMBINATION
The Company established Woori FG Savings Bank Co., Ltd. by funding ~~W~~110 billion of capital during the six months ended June 30, 2011. On March 11, 2011, the Company entered into an agreement with KDIC to acquire assets and liabilities from Samhwa Saving Bank Co., Ltd. Subsequently, on March 16, 2011, Samhwa Saving Bank Co., Ltd. transferred its assets and liabilities to Woori FG Saving Bank Co., Ltd. in accordance with the agreement. As of June 30, 2011, Woori FG Saving Bank Co., Ltd. is in the closing process with KDIC in connection with the transaction.

Description
Acquiree	Samhwa Savings Bank Co., Ltd.
Date of acquisition	March 16, 2011 based on permission by the Financial Services Commission (“FSC”)
The method of obtaining control over the transferred assets and liabilities	See above explanation
Expected synergy effects from combination	a. Operating synergy by acquiring another financial institution which is capable of absorbing various levels of customers
b. Acquiring a savings bank license
c. Acquiring a premium over other regions where the acquire had operated
(1) Net assets acquired and goodwill recorded from the business combination above are as follows (Unit: Korean Won in millions):

Financial assets at FVTPL	~~W~~	3,168
Available-for-sale financial assets		10,255
Held-to-maturity financial assets		376
Loans and receivables		715,128
Intangible assets (*1)		10,915
Other assets		175

Total assets		740,017

Deposits due to customers		745,580
Other financial liabilities		33,287
Other liabilities		235

Total liabilities		779,102

Net assets acquired		(39,085)
Consideration		—

Goodwill recorded	~~W~~	39,085

(*1)	~~W~~10,915 millions of the customer-related intangible asset (core deposit) has recognized in intangible assets.

43. OPERATING INCOME (EXPENSE)
The items reclassified from non-operating income or expense under K-GAAP to operating income or expense under K-IFRS are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Six months			Three months		Six months
	ended June 30		ended June 30			ended June 30		ended June 30
Gain (Loss) on disposal of fixed assets and other assets	~~W~~	42	~~W~~	1,072	~~W~~	(265)	~~W~~	(609)
Rent		3,187		7,678		2,086		5,934
Donations		(3,746)		(18,289)		(5,389)		(33,356)
Other non-operating income (expense)		6,586		35,744		4,991		1,236

44. TRANSITION EFFECTS OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS (“K-IFRS”)
The Group’s financial statements are prepared in accordance with the requirements of K-IFRS on or after January 1, 2010, the date of transition. The statements of financial position as of December 31, 2010 and June 30, 2010 and the statements of comprehensive income for the year ended December 31, 2010 and the six months ended June 30, 2010, which are comparatively presented, were prepared in accordance with previous GAAP — K-GAAP, but were restated in accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standard.
In connection with the opening K-IFRS statements of financial position, the effects on the Company’s financial position, management performance and cash flows due to the adoption of K-IFRS are as follows:
(1) Significant differences between K-IFRS and K-GAAP

Classification		K-IFRS	Korean GAAP
First time of K-IFRS	Business Combination	K-IFRS 1103 Business Combinations retrospectively to past business combinations incurred prior to the transition date, was not elected	Not applicable

	Fair value as deemed cost and revaluation cost	Fair value of lands and buildings as of the transition date is to be regarded as net book value.	Not applicable

	Accumulated foreign currency translation	Accumulated foreign currency translation adjustments as of the transition date are reset to ‘zero’.	Not applicable

	Fair value evaluation of financial assets and liabilities at the acquisition date	Prospective approach is applied to the accounts which are newly categorized into financial assets and liabilities carried at fair value, as of the transition date.	Not applicable

	Derecognition of financial assets and liabilities	K-IFRS 1309 Financial instruments: Recognition and derecognition is applied prospectively as of the transition date.	Not applicable

	Designation of AFS securities or financial assets/liabilities at FVTPL	Designation of available-for-sale (AFS) financial assets or financial assets/liabilities at fair value through profit or loss (FVTPL) is principally allowed at the acquisition date, with an exception of one time designation for existing financial assets/liabilities at the transition date.	Not applicable

	Stock-based compensation	Retroactive application of stock-based compensation as per K-IFRS 1102 Stock-based payment is not allowed.	Not applicable

	Defeesing and restoration liabilities included in the cost of tangible assets	Changes in a defeesing and restoration liability at the transition date are added to or deducted from the cost of tangible assets, by discounting the liability using the discount rate at the date of acquisition.	Not applicable

	Lease	Lease contracts existing as of the transition date are subject to K-IFRS 1017 Lease, which is not applied retrospectively.	Not applicable

	Investment in subsidiaries, jointly controlled entities and associates entities	When preparing separate financial statements in accordance with K-IFRS 1027 Consolidated and separate financial statements, net book value of the investments in subsidiaries, jointly controlled entities and associates is regarded as the cost of the equity securities when the cost method is applied.	Not applicable

Classification	K-IFRS	Korean GAAP
Change of Consolidation Scope	Exceeding 50% of the voting power, having decision making capability and holding benefits and risks constitute control in determining the consolidation scope.	Owning 30% of shares and being the largest shareholder constitute control in determining the consolidation scope, except for special purpose entities (SPEs) that meet certain criteria.

Business Combinations	Acquisition method of accounting	Acquisition method or pooling-of-interests method

Evaluation of Goodwill	No amortization but impairment testing	Amortization with the straight-line method within 20 years and impairment testing

Derecognition of Financial Assets	Criteria such as risks, awards, control and continuing involvement are to be sequentially considered in determining derecognition timing and recognition scope.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, certain transactions such as asset securitization per the Act on Asset-Backed Securitization are considered sales transactions.

Classification of Financial Instruments	Financial assets are classified into financial assets at FVTPL, AFS financial assets, held-to-maturity securities and loan& receivables and financial liabilities consist of financial liabilities at FVTPL and other liabilities	Assets are divided into cash and due from banks, investment securities, trade receivables, derivative assets and securities consist of trading, AFS and held-to-maturity securities. Liabilities are classified into deposits, borrowings, debenture and others.

Measurement of Financial Instruments	Financial assets/liabilities at FVTPL and AFS financial assets are required to be recorded at fair value with credit risks reflected. Held-to-maturity financial assets and loan and receivables are to be measured at amortized cost with the effective interest rate method applied.	Certain financial instruments such as trading securities, available-for-sale securities and derivatives, are recorded at fair value, and the reflection of credit risk is not explicitly mandated.

Allowance for Bad Debts	Allowance should be recorded when objective evidence of impairment exists as a result of one or more events that occurred after initial recognition.	Allowance for doubtful accounts to cover estimated losses on loans, based on rational and unbiased criteria, is recorded. (It is higher of the amount applying the percentage of loan loss allowance established by the Financial Supervisory Fees or the amount based on loan loss experience ratio.)

Classification of Investment Property	Property (land or building) to earn rentals is treated as an investment property.	Property (land or building) to earn rentals is treated as a tangible asset.

Changes in depreciation methods.	Residual value, useful lives and depreciation method of property, plant and equipment are to be consistently reviewed at least every fiscal year end and significant changes, if any, should be treated as changes in accounting estimates.	Once depreciation method is determined, it should be consistently applied to all of newly acquired and existing assets.

Membership	Classified into intangible asset with indefinite useful lives.	Classified into long-term deposit in other non-current assets.

Classification	K-IFRS	Korean GAAP
Measurement of Retirement Benefits	Both the defined benefit and defined contribution plans are provided and the amounts of defined benefit obligation are computed based on actuarial assumptions.	Provisions for retirement benefits accrued equal to the amounts to be paid at the end of period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed.

Financial Guarantee	Accounted for as a financial guarantee asset or liability if it is a contract that brings an obligation to an issuer to compensate a loss incurred to a holder, in accordance with the contract provisions, when debtor defaults at a payment date. Recognize financial guarantee assets or liabilities at fair value and subsequently amortize using the effective interest method. Also, financial guarantee liabilities are recorded at higher of allowance for guarantee loss or amortized cost.	Not applicable

Liability/equity classification	Issuer classifies its financial instruments or components of financial instruments as either financial liabilities or equity instruments at the initial recognition, considering the substance of the contractual arrangement and definition of financial assets and equity instruments.	Classification according to relevant legal framework such as business law

Classification of Capital	Classification in capital is pursuant to the substance of the contractual arrangement over its legal form.	Capital includes the legal amount paid by shareholders (paid-in capital).

Foreign currency translation	Closing rates are used in translating the assets and liabilities of the statement of financial position, the exchange rate at the date of the acquisition are used in translating the capital, and the average rate for a period are used in translating the comprehensive income.	When applying the accounting standards for banking industry, closing rates are used in translating the statement of financial position and the statement of income.

(2) Changes in consolidation scope
Consolidation subsidiaries’ change in scope due to adoption of K-IFRS at the date of transition, January 1, 2010, is as follow:

Classification	Reason	Name of the company
Included under K-IFRS	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations	TY Second Asset Securitization Specialty, Kumho Trust 1st Co., Ltd., Asiana Saigon, An-Dong Raja 1st Co., Ltd., Swan SF Co., Ltd. Consus 8th LLC, Wooriship Mortgage 2nd Securitization Specialty, KAMCO Value Recreation 1st Securitization Specialty Co., Ltd., Woori Frontier Private Equity Securities, Woori Frontier Private Equity Securities Series D, Woori Frontier Private Equity Securities Series E, Woori More Conduit Co., Ltd.(M), Woori More Conduit Co., Ltd Series A, Woori More Conduit Co., Ltd. Series B, Woori More Conduit Co., Ltd. Series C, Woori IB Global Bond Co., Ltd., Purun Woori 1st Securitization Specialty Co., Ltd., Hyundai Glory Co.,Ltd., KDB Capital First ABCP Co., Ltd., Vivaldi HL First ABCP Co., Ltd., Change up Series B, KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd., Euro Quant 2nd Co., Ltd., Hybrid 1st LLC, Consus 6th LLC, Hiking-woori Captital, KIB invest, LLC, Hub 1st Co., Ltd., Hub Invest 2nd Co., Ltd., Woori Auto second Asset Securitization Specialty, Purun Woori 3rd Securitization Specialty Co., Ltd., Korea BTL Infrastructure Fund

Included under K-IFRS	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to lack of incorporation	My Asset Private Equity Ace Securities 26th, Eugene Best Plan Private Equity Securities 31st, Prudential Private Equity Investment Trust 2nd, Consus Private Equity Securities Investment Trust 12th, KTB Smart 90 Private Equity Securities 4th, Woori Frontier Alpha Quant Private Equity 2nd, KTB Smart 90 Private Equity Securities 2nd, Mirae Asset Maps Alpha Arbitrage Private Equity, Eugene Pride Private Equity Securities Investment Trust 2nd (Bond), Yuri WB Private Equity Securities Investment Trust 1st (Bond), Hanvit Open-end High Yield HV-1st, Mid-Term D-2, Trustone Private Equity Securities Investment Trust 1st, GS Asset Distribution Private Equity Securities Investment Trust 1st, Woori Bank (Brain 1st), Woori Bank (Leo 1st), Woori Bank (Leo 2nd), Woori Supreme 1, Woori Bank (Gaul 1), Woori CS Ocean Bridge 7th, Woori Milestone Private Real Estate Fund 1st, Woori Milestone China Real Estate Fund 1st, Haeorum Short-Term 15th, G5 Pro Short-Term 13th, G6 First Class Mid-Term E-20, G15 First Class Mid-Term C-1, G3 First Class Mid-Term B-90, D First Class Mid-term C-151, Golden Bridge Sidus FNH video, Golden Bridge NHN Online Private Equity Investment, Consus Sakhalin Real Estate Investment Trust 1st, Mirae Asset Maps Platinum Alpha 2nd, Wise Private Equity Securities Investment Trust 24th, Woori Partner Plus Private Equity Securities 3rd, Hana UBS Private Equity Securities Investment Trust 8th, Hanwha Smart Private Equity Securities 19th, Woori Frontier Alpha quant Private Equity 3rd, Woori Partner Plus Private Equity Securities 4th, Say New Vesta Private Equity Securities 4th, My Asset Private Equity Ace Securities Investment Trust 28th, GS Gold Scope Private Bond Mix Investment Trust 1st, KTB Market Alpha Private Equity Securities Investment Trust 30-1st, GS Gold Scope Private Equity Securities Investment Trust 4th, Woori Investor Partner Private Equity Securities 1st, Kyongnam Bank (Estar) 2nd, Hana UBS Power Private Equity Securities 5th, Samsung Smart Private Equity Securities Investment Trust 1st, (Domestic) Seoul Dream More Private Equity 3rd, Heungkuk Hiclass 9th, Wise Private Equity Securities Investment Trust 15th, Wise Private Equity Securities Investment Trust 16th, My Private Equity Happy Tomorrow Special 1st, My Asset Manhattan Real Estate Investment Trust 1st, Hanvit High Yield, Hanvit 1.5Y High Yield L-1, Hanvit 2Y High Yield L-1, Twins Subordinated Debt 1th, Hanareum Short-Term L-12, Hanareum Short-Term HI 6, G Hanareum Short-Term HI6, G3 Pro Short-term 13, G4 Pro Short-Term 13, Kyobo First Class Short-Term B910, Kyobo Gulliver Short-Term E-201, Kyobo First Class Mid-Term E-209, Cho Hung Clover HYA1, G1 New Jump Long-Term Bond A-4th, Shinhan Special Long-term L-6, Best Optimax Mid-Term A3, Best Optimax Mid-Term III A1, Best Optimax Long-Term A1, Hanil 18M High Yield L01, Hanil 24M High Yield L-1, Kyobo First Class Long-Term E-203

Classification	Reason	Name of the company
Included under K-IFRS	Subject to consolidation under K-IFRS, however, excluded from consolidation scope under K-GAAP as its total assets were less than 10 billion won as of the previous fiscal year end	Woori AMC Co., Ltd., Woori F&I Eighth Asset Securitization Specialty, Woori F&I Ninth Asset Securitization Specialty, Woori F&I Eleventh Asset Securitization Specialty, Woori F&I Thirteenth Asset Securitization Specialty, Woori Investment Securities Int’l LTD., Woori Investment Securities America, INC., Woori CBV Securities Corporation, Woori Absolute Partners PTE LTD., Woori Korindo Securities Indonesia, MARS INS 1st, Woori EL Co., Ltd., Global Technology Investment, High Technology Investment

Excluded under K-IFRS	Classified into a joint venture entity under K-IFRS, however, included in consolidation scope as the largest shareholder with more than 30% of voting right in accordance with Act on External Audit of Stock Companies under K-GAAP	Woori Aviva Life Insurance Co., Ltd, Woori Renaissance Holdings

Excluded under K-IFRS	Not subject to consolidation as no substantive control over principal recoverable trust is held by the Company as per K-IFRS, however, included in consolidation scope as per the Administrative Instructions of Banking Supervision under K-GAAP	Woori Bank Preservation Trust of principal, Kyongnam Bank Preservation Trust of principal, Kwangju Bank Preservation Trust of principal
(3) Reconciliations to K-IFRS from Korean GAAP
 Summary of the effects on the statement of financial position at January 1, 2010 (Date of transition) (Unit: Korean Won in millions):

	Korean GAAP		Transition effects		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	21,133,831	~~W~~	(16,783,776)	~~W~~	4,350,055	a
Financial assets at FVTPL		25,513,743		(663,544)		24,850,199	b
AFS financial assets		13,623,596		8,015,230		21,638,826	c
HTM financial assets		16,551,746		(598,037)		15,953,709	d
Loans and receivables		202,826,578		9,686,537		212,513,115	e
Investments in jointly controlled entities and associates		968,900		(313,179)		655,721	f
Investment properties		—		746,126		746,126	g
Fixed assets		2,820,417		274,611		3,095,028	h
Intangible assets		501,689		(186,502)		315,187	i
Other assets		750,819		(265,999)		484,820	j
Prepaid tax assets		22,524		5,679		28,203
Deferred tax assets		190,224		(116,123)		74,101	k
Derivative assets		—		107,490		107,490	l
Held-for-sale assets		—		28,423		28,423	m

Total assets	~~W~~	284,904,067	~~W~~	(63,064)	~~W~~	284,841,003

	Korean GAAP		Transition effects		K-IFRS		Ref.
Financial liabilities at FVTPL	~~W~~	8,746,732	~~W~~	1,668,338	~~W~~	10,415,070	n
Deposits due to customers		178,660,922		(1,734,054)		176,926,868	o
Borrowings		31,118,699		1,336,308		32,455,007	p
Debentures		36,689,067		(4,115,088)		32,573,979	q
Provisions		798,914		(105,392)		693,522	r
Retirement benefit obligation		163,154		(40,143)		123,011	s
Tax liabilities		130,326		(2,455)		127,871
Other financial liabilities		11,811,981		(586,677)		11,225,304	t
Other liabilities		735,498		68,993		804,491	u
Deferred tax liabilities		61,643		180,153		241,796	v
Derivative liabilities		—		41,236		41,236	w

Total liabilities	~~W~~	268,916,936	~~W~~	(3,288,781)	~~W~~	265,628,155

Capital stock	~~W~~	4,030,077	~~W~~	—	~~W~~	4,030,077
Capital surplus		179,488		985		180,473	x
Other capital		1,165,165		80,376		1,245,541	y
Retained earnings		8,346,186		934,161		9,280,347	z
Non-controlling interest		2,266,215		2,210,195		4,476,410	aa

Total equity	~~W~~	15,987,131	~~W~~	3,225,717	~~W~~	19,212,848

Transition effects on financial position
a. Cash and cash equivalents
The Group reclassified MMF, negotiable CD, deposits’ scope of financial instrument from cash equivalents to financial assets at FVTPL, AFS financial assets or loans and receivables. As a result, relevant accounts decreased by ~~W~~16,480,174 million; along with a decrease of ~~W~~303,602 million due to the change in the scope of consolidation.
b. Financial assets at FVTPL
The Group set or reclassified from some part of cash equivalents and AFS security to financial assets at FVTPL. Additionally, the Group reclassified from hedging derivative assets to separate derivative assets (not FVTPL). The Group recognized increase of ~~W~~1,285,787 million in financial assets at FVTPL and decrease of ~~W~~74,035 million of derivative assets, respectively. In addition, net asset decreased by ~~W~~82,505 million due to differences derived from fair valuation such as credit risk adjustment of derivatives and valuation of inherent derivatives. Furthermore, ~~W~~1,792,791 million decreased due to the change in the scope of consolidation.
c. AFS financial assets
The Group reclassified MMF, negotiable CD from cash equivalent to AFS financial assets. Additionally, the Group set or reclassified some part of AFS securities to financial assets at FVTPL. As a result, the Group recognized increase of ~~W~~7,093,224 million in AFS financial assets. In addition, a decrease of ~~W~~33,372 million has been recognized due to the GAAP difference reversal of impairment loss on equity investment. Furthermore, net asset increased by ~~W~~955,378 million due to change in scope of consolidation.
d. HTM financial assets
A deceases of ~~W~~598,037 million has been recognized due to change in scope of consolidation.

e. Loans and receivables
The Group reclassified financial instruments’ scope of deposits from cash equivalents to loans and receivables. And the Group reclassified prepaid rental expense to other assets. As a result, an increase of ~~W~~8,923,528 million has been recognized. Additionally, ~~W~~424,233 million of net asset has increased due to derived differences between scope of bad debt allowances and calculation method. Furthermore, loans and receivables have increased by ~~W~~338,776 million due to the change in the scope of consolidation.
f. Investments in jointly controlled entities and associates
Some parts of securities under equity method have been included to consolidation subsidiaries, and some other parts have been reclassified from consolidation subsidiaries to securities under equity method. As a result, the Group recognizes a decrease of ~~W~~313,179 million in investments in jointly controlled entities and associates.
g. Investment properties
The Group reclassified ~~W~~542,248 million of non-operative fixed assets under K-GAAP to investment property. Furthermore, investment properties have increased by ~~W~~203,878 million due to the change in the scope of consolidation.
h. Fixed assets
The Group reclassified non-operative fixed assets under K-GAAP to investment property and also reclassified about-to-dispose assets from fixed assets to held-for-sale assets. As a result, a decrease of ~~W~~548,922 million has been recognized in the fixed assets. In addition, net asset has increased by ~~W~~850,428 million due to fixed assets’ adjustment on acquisition cost derived from revaluation of fixed assets (lands, buildings) and reserve of provisions for restoration. Furthermore, fixed assets have decreased by ~~W~~26,895 million due to the change in the scope of consolidation.
i. Intangible assets
The Group reclassified ~~W~~55,241 million of deposits related to membership from deposits to intangible assets. Additionally, intangible assets have increased by ~~W~~3 million due to valuation and amortization adjustment and have decreased by ~~W~~241,746 million due to the change in the scope of consolidation.
j. Other assets
Other assets have decreased by ~~W~~296,696 million due to the change in the scope of consolidation. Additionally, ~~W~~30,697 million increased as a result of the Group’s reclassification of prepaid rental expenses from rental deposit refundables to other assets.
k. Deferred tax assets
The Group has recognized a decrease of ~~W~~116,123 million due to the variation of assets and liabilities from the differences of standards.
l. Derivative assets
The Group has reclassified ~~W~~80,897 million of hedging instruments to derivative assets. In addition, an increase of ~~W~~24,089 million has been recognized due to derived differences between the scope of hedge accounting. Furthermore, the derivative assets have increased by ~~W~~2,504 million due to the change in the scope of consolidation.
m. Held-for-sale assets
The Group reclassified held-for-sale assets of ~~W~~23,804 million from fixed assets to held-for-sale assets.. In addition, the held-for-sale assets have increased by ~~W~~4,619 million due to the change in the scope of consolidation.

n. Financial liabilities at FVTPL
The Group has designated some of bonds as financial liabilities at FVTPL and reclassified risk hedge accounting based derivative liabilities not to FVTPL financial liabilities but to derivative liabilities. As a result, an increase of ~~W~~1,659,880 million has been recognized. Additionally, ~~W~~8,458 million has increased due to change in the scope of consolidation.
o. Deposits due to customers
The Group reclassified ~~W~~239,250 million of accrued interest related to CD to deposit due to customers. ~~W~~1,973,304 million decreased due to the change in the scope of consolidation.
p. Borrowings
The liabilities have increased by ~~W~~1,336,308 million due to the change in the scope of consolidation.
q. Debentures
The Group appointed some parts of debentures as financial liabilities at FVTPL; thus a decreased of ~~W~~1,709,332 million has been recognized. Additionally, the Group reclassified ~~W~~2,384,801 million of hybrid equity securities from bond to non-controlling interest. The liabilities have increase by ~~W~~287,167 million due to derived differences from between scope of hedge accounting. Furthermore, the liabilities have increased by ~~W~~266,212 million due to the change in the scope of consolidation.
r. Provisions
Provision has decreased by ~~W~~47,629 million due to derived differences between scope of provision for unused line of credit and payment guarantee, and calculation method. In addition, the liabilities have decreased by ~~W~~57,763 million due to the change in the scope of consolidation.
s. Retirement benefit obligation
Retirement benefit obligation has decreased by ~~W~~7 million due to derived differences between calculation methodology of retired benefit obligation. In addition, the liabilities have decreased by ~~W~~40,136 million due to the change in the scope of consolidation.
t. Other financial liabilities
The Group has considered advanced rental income from other financial liabilities to other liabilities and recognized accrued interest expense related to CD as deposits due to customers. As a result, an increase of ~~W~~836,188 million has been recognized in other financial liabilities. In addition, the liabilities have decreased by ~~W~~1,267,994 million due to the change in the scope of consolidation.
u. Other liabilities
The Group considered advanced rental income and provisions for point to other liabilities. And for the rest, some of advanced income which is object of receivable’s deferred gains and losses to loans and receivables. As a result, an increase of ~~W~~70,791 million has been recognized in other liabilities. In addition, ~~W~~1,798 million has decreased due to the change in the scope of consolidation.
v. Deferred tax liabilities
An increase of ~~W~~180,153 million has been recognized due to gap from deferred tax liability has occurred due to variation of assets and liabilities.

w. Derivative liabilities
The Group reclassified risk hedge accounting based derivative liabilities not to FVTPL financial liabilities but to derivative liabilities. As a result, an increase of ~~W~~49,456 million has been recognized in derivative liabilities. In addition, derivative liabilities have increased by ~~W~~5,879 million due to derived difference between scope of hedging accounting and decreased by ~~W~~14,099 million due to the change in the scope of consolidation.
x. Capital surplus
Capital surplus has decreased by ~~W~~104,914 million due to differences of deferred tax accounting. In addition, the capital has increased by ~~W~~105,899 million due to the change in the scope of consolidation.
y. Other equity
Other equity has increased by ~~W~~80,376 million due to derived differences between calculation method of fair valuation of financial assets and its reclassification.
z. Retained earnings
Retained earnings have increased by ~~W~~934,161 million due to change in the scope of consolidation and gap of standards.
aa. Non-controlling entity
The Group reclassified hybrid equity securities from debentures to non-controlling interest, as a result ,change of ~~W~~2,384,800 million has been recognized. In addition, ~~W~~174,605 million decreased due to the change in the scope of consolidation.
‚ Financial position as of June 30, 2010 and operational results adjustment for the three months period ended June 30, 2010 are as follows (Unit: Korean Won in millions):

	Korean GAAP		Transition effects		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	24,512,370	~~W~~	(21,599,579)	~~W~~	2,912,791	a
Financial assets at FVTPL		25,795,828		(1,031,569)		24,764,259	b
AFS financial assets		16,324,233		7,721,358		24,045,591	c
HTM financial assets		19,332,433		(744,457)		18,587,976	d
Loans and receivables		207,084,764		16,117,504		223,202,268	e
Investments in jointly controlled entities and associates		924,935		(246,275)		678,660	f
Investment properties		—		672,909		672,909	g
Fixed assets		2,791,252		299,313		3,090,565	h
Intangible assets		457,871		(154,275)		303,596	i
Other assets		928,044		(462,335)		465,709	j
Prepaid tax assets		6,934		1,406		8,340
Deferred tax assets		220,842		(141,562)		79,280	k
Derivative assets		—		157,076		157,076	l
Held-for-sale assets		—		120,485		120,485	m

Total assets	~~W~~	298,379,506	~~W~~	709,999	~~W~~	299,089,505

Financial liabilities at FVTPL	~~W~~	8,806,990	~~W~~	1,552,874	~~W~~	10,359,864	n
Deposits due to customers		185,516,892		(1,646,604)		183,870,288	o
Borrowings		32,204,742		1,588,496		33,793,238	p
Debentures		35,971,789		(4,272,127)		31,699,662	q
Provisions		1,013,432		(324,728)		688,704	r
Retirement benefit obligation		54,469		(12,146)		42,323	s
Tax liabilities		146,802		(2,454)		144,348
Other financial liabilities		18,016,387		6,976		18,023,363	t
Other liabilities		286,650		72,767		359,417	u
Deferred tax liabilities		115,401		150,494		265,895	v
Derivative liabilities		—		10,840		10,840	w

Total liabilities	~~W~~	282,133,554	~~W~~	(2,875,612)	~~W~~	279,257,942

Capital stock	~~W~~	4,030,077	~~W~~	—	~~W~~	4,030,077
Capital surplus		159,610		22,694		182,304	x
Other capital		928,732		212,091		1,140,823	y
Retained earnings		8,800,333		1,152,916		9,953,249	z
Non-controlling interest		2,327,200		2,197,910		4,525,110	aa

Total equity	~~W~~	16,245,952	~~W~~	3,585,611	~~W~~	19,831,563

Transition effects on financial position
a. Cash and cash equivalents
The Group reclassified MMF, negotiable CD, deposits’ scope of financial instrument from cash equivalents to financial assets at FVTPL, AFS financial assets or loans and receivables. As a result, relevant accounts decreased by~~W~~21,645,924 million; along with a decrease of ~~W~~46,345 million due to the change in the scope of consolidation.
b. Financial assets at FVTPL
The Group set or reclassified from some part of cash equivalents and AFS security to financial assets at FVTPL. Additionally, the Group reclassified from hedging derivative assets to separate derivative assets (not FVTPL). The Group recognized increase of ~~W~~1,239,535 million in financial assets at FVTPL and decrease of ~~W~~113,489 million of derivative assets, respectively. In addition, net asset decreased by ~~W~~123,159 million due to differences derived from fair valuation such as credit risk adjustment of derivatives and valuation of inherent derivatives. Furthermore, ~~W~~2,034,456 million decreased due to the change in the scope of consolidation.
c. AFS financial assets
The Group reclassified MMF, negotiable CD from cash equivalent to AFS financial assets. Additionally, the Group set or reclassified some part of AFS securities to financial assets at FVTPL. As a result, the Group recognized increase of ~~W~~6,650,115 million in AFS financial assets. In addition, a decrease of ~~W~~6,880 million has been recognized due to the GAAP difference reversal of impairment loss on equity investment. Furthermore, net asset increased by ~~W~~1,078,123 million due to change in scope of consolidation.
d. HTM financial assets
A deceases of ~~W~~744,457 million has been recognized due to change in scope of consolidation.
e. Loans and receivables
The Group reclassified financial instruments’ scope of deposits from cash equivalents to loans and receivables. And the Group reclassified prepaid rental expense to other assets. As a result, an increase of ~~W~~15,544,853 million has been recognized. Additionally, ~~W~~483,899 million of net asset has increased due to derived differences between scope of bad debt allowances and calculation method. Furthermore, loans and receivables have increased by ~~W~~88,752 million due to the change in the scope of consolidation.

f. Investments in jointly controlled entities and associates
Some parts of securities under equity method have been included to consolidation subsidiaries, and some other parts have been reclassified from consolidation subsidiaries to securities under equity method. As a result, the Group recognizes a decrease of ~~W~~246,275 million in investments in jointly controlled entities and associates.
g. Investment property
The Group reclassified ~~W~~688,836 million of non-operative fixed assets under K-GAAP to investment property. Furthermore, investment properties have decreased by ~~W~~15,927 million due to the change in the scope of consolidation.
h. Fixed assets
The Group reclassified non-operative fixed assets under K-GAAP to investment property and also reclassified about-to-dispose assets from fixed assets to held-for-sale assets. As a result, a decrease of ~~W~~529,740 million has been recognized in the fixed assets. In addition, net asset has increased by ~~W~~854,896 million due to fixed assets’ adjustment on acquisition cost derived from revaluation of fixed assets (lands, buildings) and reserve of provisions for restoration. Furthermore, fixed assets have decreased by ~~W~~25,843 million due to the change in the scope of consolidation.

i. Intangible assets
The Group reclassified ~~W~~62,017 million of deposits related to membership from deposits to intangible assets. Additionally, intangible assets have increased by ~~W~~2,071 due to valuation and amortization adjustment and have decreased by ~~W~~218,363 million due to the change in the scope of consolidation.
j. Other assets
Other assets have decreased by ~~W~~279,767 million due to the change in the scope of consolidation. Additionally, ~~W~~182,568 million decreased as a result of the Group’s reclassification of prepaid rental expenses from rental deposit refundables to other assets.
k. Deferred tax assets
The Group has recognized a decreased of ~~W~~141,562 million due to the variation of assets and liabilities from the differences of standards.
l. Derivative assets
The Group has reclassified ~~W~~119,756 million of hedging instruments to derivative assets. In addition, an increase of ~~W~~36,093 million has been recognized due to derived differences between the scope of hedge accounting. Furthermore, the derivative assets have increased by ~~W~~1,227 million due to the change in the scope of consolidation.
m. Held-for-sale assets
The Group reclassified held-for-sale assets of ~~W~~56,011 million from fixed assets to held-for-sale assets. In addition, the held-for-sale assets have increased by ~~W~~64,474 million due to the change in the scope of consolidation.
n. Financial liabilities at FVTPL
The Group has designated some of bonds as financial liabilities at FVTPL and reclassified risk hedge accounting based derivative liabilities not to FVTPL financial liabilities but to derivative liabilities. As a result, an increase of ~~W~~1,564,027 million has been recognized. Additionally, ~~W~~11,153 million has increased due to change in the scope of consolidation.
o. Deposits due to customers
The Group reclassified ~~W~~240,706 million of accrued interest related to CD to deposit due to customers. ~~W~~1,887,310 million decreased due to the change in the scope of consolidation.

p. Borrowings
The liabilities have decreased by ~~W~~1,588,496 million due to the change in the scope of consolidation.
q. Debentures
The Group appointed some parts of debentures as financial liabilities at FVTPL; thus a decreased of ~~W~~1,755,946 million has been recognized. Additionally, the Group reclassified ~~W~~2,384,801 million of hybrid equity securities from bond to non-controlling interest. The liabilities have increase by ~~W~~302,027 million due to derived differences from between scope of hedge accounting. Furthermore, the liabilities have increase by ~~W~~170,647 million due to the change in the scope of consolidation.
r. Provisions
Provision has decreased by ~~W~~308,385 million due to derived differences between scope of provision for unused line of credit and payment guarantee, and calculation method. In addition, the liabilities have decreased by ~~W~~16,343 million due to the change in the scope of consolidation.

s. Retirement benefit obligation
Retirement benefit obligation has decreased by ~~W~~3,479 million due to derived differences between calculation methodology of retired benefit obligation. In addition, the liabilities have decreased by ~~W~~8,667 million due to the change in the scope of consolidation.
t. Other financial liabilities
The Group has considered advanced rental income from other financial liabilities to other liabilities and recognized accrued interest expense related to CD as deposits due to customers. As a result, an increase of ~~W~~1,805,731 million has been recognized in other financial liabilities. In addition, the liabilities have decreased by ~~W~~1,639,506 million due to the change in the scope of consolidation.
u. Other liabilities
The Group considered advanced rental income and provisions for point to other liabilities. And for the rest, some of advanced income which is object of receivable’s deferred gains and losses to loans and receivables. As a result, an increase of ~~W~~70,844 million has been recognized in other liabilities. In addition, ~~W~~1,923 million has decreased due to the change in the scope of consolidation.
v. Deferred tax liabilities
An increase of ~~W~~150,494 million has been recognized due to gap from deferred tax liability has occurred due to variation of assets and liabilities.
w. Derivative liabilities
The Group reclassified risk hedge accounting based derivative liabilities not to FVTPL financial liabilities but to derivative liabilities. As a result, an increase of ~~W~~31,780 million has been recognized in derivative liabilities. In addition, derivative liabilities have increased by ~~W~~2,500 million due to derived difference between scope of hedging accounting and decreased by ~~W~~18,440 million due to the change in the scope of consolidation.
x. Capital surplus
Capital surplus has decreased by ~~W~~89,456 million due to differences of deferred tax accounting. In addition, the capital has increased by ~~W~~112,150 million due to the change in the scope of consolidation.
y. Other equity
Other equity has increased by ~~W~~212,091 million due to derived differences between calculation method of fair valuation of financial assets and its reclassification.
z. Retained earnings
Retained earnings have increased by ~~W~~1,152,916 million due to change in the scope of consolidation and gap of standards.

aa. Non-controlling entity
A change of ~~W~~2,197,910 million has been recognized due to reclassified hybrid equity securities from debentures to non-controlling interest, and the change in the scope of consolidation.

	Korean GAAP		Transition effects		K-IFRS		Ref.
Net interest income	~~W~~	3,210,144	~~W~~	93,394	~~W~~	3,303,538
Interest income		7,096,248		59,275		7,155,523	a
Interest expense		3,886,104		(34,119)		3,851,985	b

Net fees income		565,880		(20,725)		545,155	c
Dividends income		60,749		43,981		104,730	d
Gain on financial assets at FVTPL		185,224		(64,293)		120,931	e
Gain on AFS financial assets		579,551		32,179		611,730	f
Gain (loss) on HTM financial assets		130		(109)		21
Impairment on credit loss		1,612,996		(185,316)		1,427,680	g
Other operating income (expense)		(2,186,114)		93,170		(2,092,944)	h

Operating income		802,568		362,913		1,165,481
Share of profits of jointly controlled entities and associates		39,090		(36,392)		2,698	i

Net income before taxes		841,658		326,521		1,168,179
Income tax expense		209,697		20,737		230,434	J

Net income		631,961		305,784		937,745

Net income of controlling entity		532,443		221,406		753,849
Net income of non-controlling entity		99,518		84,378		183,896
Other comprehensive Income		(230,138)		130,000		(100,138)	k

Total comprehensive Income	~~W~~	401,823	~~W~~	435,784	~~W~~	837,607

Other comprehensive income of controlling entity		306,262		346,062		652,324
Other comprehensive income of non-controlling entity	~~W~~	95,561	~~W~~	89,722	~~W~~	185,283

Transition effects on operational results
a. Interest income
Changes in a consolidation scope altered interest income. Also, amortization cost using the effective interest rate regarding deferred fee income of loans and receivables and unwinding effect, unpaid interest fluctuation of impaired receivables. As a result, an increase of ~~W~~60,715 million has been recognized in interest income. Furthermore, ~~W~~1,440 million decreased due to the change in the scope of consolidation.
b. Interest expense
The Group has reclassified hybrid securities from corporate bond under K-GAAP to non-controlling interests; as such related interest income is included in gain or loss on non-controlling interests. In addition, amortized interest expenses regarding financial liabilities and exchange rate applied when translating interest expense of foreign currency denominated financial liabilities result in a change in interest expense. As a result, a decrease of ~~W~~20,641 million has been recognized in interest expense. Furthermore, interest expense has decreased by ~~W~~13,478 million due to the change in the scope of consolidation.
c. Net fees income
Changes in a consolidation scope altered net fees income. Fees in accordance with loans and receivables and financial guarantee contract are deferred and recognized using the effective interest rate method. As a result, a decrease of ~~W~~21,955 million has been recognized in net fees income. In addition, ~~W~~1,230 million has increased due to the change in the scope of consolidation.

d. Dividend income
The Group has recognized an increase of ~~W~~43,981 million due to the variation of the scope of consolidation.
e. Gain on financial assets at FVTPL
Reclassification of financial instruments and fair value measurement result in a change in financial assets = and accordingly a decrease of ~~W~~14,917 million has been recognized in the gain on financial assets at FVTPL. In addition, ~~W~~49,376 million has decreased due to the change in the scope of consolidation.
f. Gain on AFS financial assets
Reclassification of financial instruments and fair value measurement result in a change in financial assets and accordingly, a decrease of~~W~~39,719 million has been recognized in the gain on AFS financial assets. In addition, ~~W~~71,898 million has increased due to the change in the scope of consolidation.
g. Impairment on credit loss
Calculation methodology and a consolidation scope of provisions, allowance for unused commitment and payment guarantee result in a change in credit loss and accordingly, a decrease of~~W~~246,877 million has been recognized in the impairment on credit loss. In addition, ~~W~~61,561 million has increased due to the change in the scope of consolidation.
h. Other operating income (expense)
The exchange rate applied when translating and trading gain or loss on foreign currency, re-measurement of tangible assets regarding fluctuating value of depreciation, annual leave compensation expense, and defined benefit plan altered other operating income or expense. As a result, an increase of ~~W~~46,755 million has been recognized in other operating income (expense). In addition, ~~W~~46,415 million has increased due to the change in the scope of consolidation.
i. Share of profits of jointly controlled entities and associates
~~W~~36,392 million decreased due to the change in the scope of consolidation.
j. Income tax expense
Changes in deferred tax asset and liability due to the fluctuating value of asset and liability altered income tax expense and accordingly, an increased of ~~W~~20,737 million has been recognized in income tax expense.

k. Other comprehensive income
~~W~~130,000 million has increased due to the reasons such as reclassification of financial assets and gap derived from fair value valuation.

	Korean GAAP		Transition effects		K-IFRS		Ref.
Net interest income	~~W~~	1,604,800	~~W~~	(25,866)	~~W~~	1,578,934
Interest income		3,536,906		(26,639)		3,510,267	a
Interest expense		1,932,106		(773)		1,931,333	b

Net fees income		281,262		(7,980)		273,282	c
Dividends income		27,977		27,243		55,220	d
Gain on financial assets at FVTPL		(32,053)		31,741		(312)	e
Gain on AFS financial assets		287,753		(48,829)		238,924	f
Gain (loss) on HTM financial assets		—		—		—
Impairment on credit loss		1,043,272		328,847		1,372,119	g
Other operating income (expense)		(1,154,452)		24,705		(1,129,747)	h

Operating income		(27,985)		(327,833)		(355,818)
Share of profits of jointly controlled entities and associates		21,646		(30,783)		(9,137)	i

Net income before taxes		(6,339)		(358,616)		(364,955)
Income tax expense		15,277		(80,057)		(64,780)	J

Net income		(21,616)		(278,559)		(300,175)

Net income of controlling entity		(40,574)		(297,886)		(338,460)
Net income of non-controlling entity		18,958		19,327		38,285
Other comprehensive Income		(165,872)		144,951		(20,921)	k

Total comprehensive Income	~~W~~	(187,488)	~~W~~	(133,608)	~~W~~	(321,096)

Other comprehensive income of controlling entity		(206,236)		(166,002)		(372,238)
Other comprehensive income of non-controlling entity	~~W~~	18,748	~~W~~	32,394	~~W~~	51,142

Transition effects on operational results
a. Interest income
Changes in a consolidation scope altered interest income. Also, amortization cost using the effective interest rate regarding deferred fee income of loans and receivables and unwinding effect, unpaid interest fluctuation of impaired receivables. As a result, an increase of ~~W~~146,349 million has been recognized in interest income. Furthermore, ~~W~~172,988 million decreased due to the change in the scope of consolidation.
b. Interest expense
The Group has reclassified hybrid securities from corporate bond under K-GAAP to non-controlling interests; as such related interest income is included in gain or loss on non-controlling interests. In addition, amortized interest expenses regarding financial liabilities and exchange rate applied when translating interest expense of foreign currency denominated financial liabilities result in a change in interest expense. As a result, an increase of ~~W~~237 million has been recognized in interest expense. Furthermore, interest expense has decreased by ~~W~~1,010 million due to the change in the scope of consolidation.
c. Net fees income
Changes in a consolidation scope altered net fees income. Fees in accordance with loans and receivables and financial guarantee contract are deferred and recognized using the effective interest rate method. As a result, a decrease of ~~W~~14,324 million has been recognized in net fees income. In addition, ~~W~~6,344 million has increased due to the change in the scope of consolidation.
d. Dividend income
The Group has recognized an increase of ~~W~~27,243 million due to the variation of the scope of consolidation.

e. Gain on financial assets at FVTPL
Reclassification of financial instruments and fair value measurement result in a change in financial assets and accordingly an increase of by ~~W~~31,222 million has been recognized in the gain on financial assets at FVTPL. In addition, ~~W~~519 million has increased due to the change in the scope of consolidation.
f. Gain on AFS financial assets
Reclassification of financial instruments and fair value measurement result in a change in financial assets and accordingly, a decreased of ~~W~~49,805 million has recognized in the gain on AFS financial assets. In addition, ~~W~~976 million has increased due to the change in the scope of consolidation.
g. Impairment on credit loss
Calculation methodology and a consolidation scope of provisions, allowance for unused commitment and payment guarantee result in a change in credit loss and accordingly, a decrease of ~~W~~6,136 million has been recognized in the impairment on credit loss. In addition, ~~W~~334,983 million has increased due to the change in the scope of consolidation.
h. Other operating income (expense)
The exchange rate applied when translating and trading gain or loss on foreign currency, re-measurement of tangible assets regarding fluctuating value of depreciation, annual leave compensation expense and defined benefit plan altered other operating income or expense. As a result, an increase of ~~W~~62,965 million has been recognized in other operating income (expense). In addition, ~~W~~63,516 million has decreased due to reclassification. Furthermore, ~~W~~25,256 million has increased due to the change in the scope of consolidation.
i. Share of profits of jointly controlled entities and associates
~~W~~30,783 million decreased due to the change in the scope of consolidation.
j. Income tax expense
Changes in deferred tax asset and liability due to the fluctuating value of asset and liability altered income tax expense and accordingly, a decrease of ~~W~~80,057 million has been recognized in income tax expense.
k. Other comprehensive income
~~W~~323,074 million has increased due to the reasons such as reclassification of financial assets and gap derived from fair value valuation. In addition, ~~W~~178,123 million decreased due to the change in the scope of the consolidation.

ƒ Financial position as of December 31, 2010 and operational results for the year ended December 31, 2010 are as follows (Unit: Korean Won in millions):

	Korean GAAP		Transition effects		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	21,380,236	~~W~~	(17,896,829)	~~W~~	3,483,407	a
Financial assets at FVTPL		23,342,622		(1,505,675)		21,836,947	b
AFS financial assets		17,837,389		4,507,309		22,344,698	c
HTM financial assets		20,707,723		(822,164)		19,885,559	d
Loans and receivables		203,116,580		15,062,927		218,179,507	e
Investments in jointly controlled entities and associates		925,115		(180,271)		744,844	f
Investment properties		—		643,271		643,271	g
Fixed assets		2,886,096		211,282		3,097,378	h
Intangible assets		393,695		(98,560)		295,135	i
Other assets		630,718		(251,860)		378,858	j
Prepaid tax assets		12,358		(2,790)		9,568
Deferred tax assets		195,025		(136,320)		58,705	k
Derivative assets		—		131,511		131,511	l
Held-for-sale assets		—		87,926		87,926	m

Total assets	~~W~~	291,427,557	~~W~~	(250,242)	~~W~~	291,177,315

Financial liabilities at FVTPL	~~W~~	7,336,796	~~W~~	1,501,485	~~W~~	8,838,281	n
Deposits due to customers		187,009,289		(1,581,664)		185,427,625	o
Borrowings		32,867,935		1,397,727		34,265,662	p
Debentures		33,010,262		(3,899,622)		29,110,640	q
Provisions		1,024,157		(263,102)		761,055	r
Retirement benefit obligation		71,393		(1,444)		69,949	s
Tax liabilities		176,318		(2,358)		173,960
Other financial liabilities		12,608,626		(1,001,293)		11,607,333	t
Other liabilities		311,951		87,238		399,189	u
Deferred tax liabilities		92,052		120,482		212,534	v
Derivative liabilities		—		5,339		5,339	w

Total liabilities		274,508,779		(3,637,212)		270,871,567

Capital stock		4,030,077		—		4,030,077
Capital surplus		158,608		21,497		180,105	x
Other capital		887,054		155,959		1,043,013	y
Retained earnings		9,463,067		1,026,272		10,489,339	z
Non-controlling interest		2,379,972		2,183,242		4,563,214	aa

Total capital	~~W~~	16,918,778	~~W~~	3,386,970	~~W~~	20,305,748

Transition effects on financial position
a. Cash and cash equivalents
The Group reclassified MMF, negotiable CD, deposits’ scope of financial instrument from cash equivalents to financial assets at FVTPL, AFS financial assets or loans and receivables. As a result, relevant accounts decreased by ~~W~~17,982,821 million; along with an increased of ~~W~~85,992 million due to the change in the scope of consolidation.
b. Financial assets at FVTPL
The Group set or reclassified from some part of cash equivalents and AFS security to financial assets at FVTPL. Additionally, the Group reclassified from hedging derivative assets to separate derivative assets (not FVTPL). The Group recognized increase of ~~W~~1,050,803 million in financial assets at FVTPL and decrease of ~~W~~118,750 million of derivative assets, respectively. In addition, net asset decreased by ~~W~~153,008 million due to differences derived from fair valuation such as credit risk adjustment of derivatives and valuation of inherent derivatives. Furthermore, ~~W~~1,792,791 million decreased due to the change in the scope of consolidation.

c. AFS financial assets
The Group reclassified MMF, negotiable CD from cash equivalent to AFS financial assets. Additionally, the Group set or reclassified some part of AFS securities to financial assets at FVTPL. As a result, the Group recognized increase of ~~W~~3,698,168 million in AFS financial assets. In addition, a decrease of ~~W~~16,057 million has been recognized due to the GAAP difference reversal of impairment loss on equity investment. Furthermore, net asset increased by ~~W~~825,198 million due to change in scope of consolidation.
d. HTM financial assets
A deceases of ~~W~~822,164 million has been recognized due to change in scope of consolidation.
e. Loans and receivables
The Group reclassified financial instruments’ scope of deposits from cash equivalents to loans and receivables. And the Group reclassified prepaid rental expense to other assets. As a result, an increase of ~~W~~14,145,178 million has been recognized. Additionally, ~~W~~358,387 million of net asset has increased due to derived differences between scope of bad debt allowances and calculation method. Furthermore, loans and receivables have increased by ~~W~~559,362 million due to the change in the scope of consolidation.
f. Investments in jointly controlled entities and associates
Some parts of securities under equity method have been included to consolidation subsidiaries, and some other parts have been reclassified from consolidation subsidiaries to securities under equity method. As a result, the Group recognizes a decrease of ~~W~~180,271 million in investments in jointly controlled entities and associates.
g. Investment properties
The Group has reclassified ~~W~~498,390 million of non-operative fixed assets under K-GAAP to investment property. Furthermore, investment properties have increased by ~~W~~144,881 million due to the change in the scope of consolidation.
h. Fixed assets
The Group reclassified non-operative fixed assets under K-GAAP to investment property and also reclassified about-to-dispose assets from fixed assets to held-for-sale assets. As a result, a decrease of ~~W~~506,319 million has been recognized in the fixed assets. In addition, net asset has increased by ~~W~~865,376 million due to fixed assets’ adjustment on acquisition cost derived from revaluation of fixed assets (lands, buildings) and reserve of provisions for restoration. Furthermore, fixed assets have decreased by ~~W~~147,775 million due to the change in the scope of consolidation.
i. Intangible assets
The Group reclassified ~~W~~68,757 million of deposits related to membership from deposits to intangible assets. Additionally, intangible assets have increased by ~~W~~3,560 million due to valuation and amortization adjustment and have decreased by ~~W~~170,877 million due to the change in the scope of consolidation.
j. Other assets
Other assets have decreased by ~~W~~266,405 million due to the change in the scope of consolidation. Additionally, ~~W~~14,545 million increased as a result of the Group’s reclassification of prepaid rental expenses from rental deposit refundables to other assets.
k. Deferred tax assets
The Group has recognized a decrease of ~~W~~136,320 million due to the variation of assets and liabilities from the differences of standards.

l. Derivative assets
The Group has reclassified ~~W~~117,109 million of hedging instruments to derivative assets. In addition, an increase of ~~W~~15,159 million has been recognized due to derived differences between the scope of hedge accounting. Furthermore, the derivative assets have increased by ~~W~~757 million due to the change in the scope of consolidation.
m. Held-for-sale assets
The Group reclassified held-for-sale assets of ~~W~~43,330 million from fixed assets to held-for-sale assets. In addition, the held-for-sale assets have increased by ~~W~~44,596 million due to the change in the scope of consolidation.
n. Financial liabilities at FVTPL
The Group has designated some of bonds as financial liabilities at FVTPL and reclassified risk hedge accounting based derivative liabilities not to FVTPL financial liabilities but to derivative liabilities. As a result, an increase of ~~W~~1,429,232 million has been recognized. Additionally, ~~W~~72,253 million has increased due to change in the scope of consolidation.
o. Deposits due to customers
The Group reclassified ~~W~~107,388 million of accrued interest related to CD to deposit due to customers. ~~W~~1,689,052 million decreased due to the change in the scope of consolidation.
p. Borrowings
Borrowings have increased by ~~W~~1,397,727 million due to the change in the scope of consolidation.
q. Debentures
The Group appointed some parts of debentures as financial liabilities at FVTPL; thus a decreased of ~~W~~v million has been recognized. Additionally, the Group reclassified ~~W~~2,653,560 million of hybrid equity securities from bond to non-controlling interest. The liabilities have increase by ~~W~~16,012 million due to derived differences from between scope of hedge accounting. Furthermore, the liabilities have increased by ~~W~~201,234 million due to the change in the scope of consolidation.
r. Provisions
Provision has decreased by ~~W~~249,554 million due to derived differences between scope of provision for unused line of credit and payment guarantee, and calculation method. In addition, the liabilities have decreased by ~~W~~13,548 million due to the change in the scope of consolidation.
s. Retirement benefit obligation
Retirement benefit obligation has increased by ~~W~~3,676 million due to derived differences between calculation methodology of retired benefit obligation. In addition, the liabilities have decreased by ~~W~~5,120 million due to the change in the scope of consolidation.
t. Other financial liabilities
The Group has considered advanced rental income from other financial liabilities to other liabilities and recognized accrued interest expense related to CD as deposits due to customers. As a result, an increase of ~~W~~1,049,134 million has been recognized in other financial liabilities. In addition, the liabilities have decreased by ~~W~~1,930,192 million due to the change in the scope of consolidation.
u. Other liabilities
The Group considered advanced rental income and provisions for point to other liabilities. And for the rest, some of advanced income which is object of receivable’s deferred gains and losses to loans and receivables. As a result, an increase of ~~W~~93,626 million has been recognized in other liabilities. In addition, ~~W~~6,388 million has decreased due to the change in the scope of consolidation.

v. Deferred tax liabilities
An increase of ~~W~~120,482 million has been recognized due to gap from deferred tax liability has occurred due to variation of assets and liabilities.
w. Derivative liabilities
The Group reclassified risk hedge accounting based derivative liabilities not to FVTPL financial liabilities but to derivative liabilities. As a result, an increase of ~~W~~24,577 million has been recognized in derivative liabilities. In addition, derivative liabilities have increased by ~~W~~398 million due to derived difference between scope of hedging accounting and decreased by ~~W~~18,840 million due to the change in the scope of consolidation.
x. Capital surplus
Capital surplus has decreased by ~~W~~134,858 million due to differences of deferred tax accounting. In addition, the capital has increased by ~~W~~156,355 million due to the change in the scope of consolidation.

y. Other equity
Other equity has increased by ~~W~~155,959 million due to derived differences between calculation method of fair valuation of financial assets and its reclassification.
z. Retained earnings
Retained earnings have increased by ~~W~~1,026,272 million due to change in the scope of consolidation and gap of standards.
aa. Non-controlling entity
The Group reclassified hybrid equity securities from debentures to non-controlling interest, as a result, change of ~~W~~2,658,258 million has been recognized. In addition, ~~W~~475,016 million decreased due to the change in the scope of consolidation.

	Korean GAAP		Transition effects		K-IFRS		Ref.
Net interest income	~~W~~	6,463,940	~~W~~	195,703	~~W~~	6,659,643
Interest income		14,171,615		122,110		14,293,725	a
Interest expense		7,707,675		(73,593)		7,634,082	b

Net fees income		1,145,544		(29,762)		1,115,782	c
Dividends income		84,921		70,256		155,177	d
Gain on financial assets at FVTPL		41,574		(42,050)		(476)	e
Gain on AFS financial assets		833,641		48,934		882,575	f
Gain (loss) on HTM financial assets		130		(109)		21
Impairment on credit loss		2,743,062		129,891		2,872,953	g
Other operating income (expense)		(4,068,383)		197,483		(3,870,900)	h

Operating income		1,758,305		310,564		2,068,869
Share of profits of jointly controlled entities and associates		36,846		(6,920)		29,926	i

Net income before taxes		1,795,151		303,644		2,098,795
Income tax expense		495,541		2,580		498,121	J

Net income		1,299,610		301,064		1,600,674

Net income of controlling entity		1,194,979		93,877		1,288,856
Net income of non-controlling entity		104,631		207,187		311,818
Other comprehensive Income		(266,495)		70,054		(196,441)	k

Total comprehensive Income	~~W~~	1,033,115	~~W~~	371,118	~~W~~	1,404,233

Other comprehensive income of controlling interests		927,256		164,018		1,091,274
Other comprehensive income of non-controlling interests	~~W~~	105,859	~~W~~	207,100	~~W~~	312,959

Transition effects on operational results
a. Interest income
Changes in a consolidation scope altered interest income. Also, amortization cost using the effective interest rate regarding deferred fee income of loans and receivables and unwinding effect, unpaid interest fluctuation of impaired receivables. As a result, an increase of ~~W~~183,666 million has been recognized in interest income. Furthermore, ~~W~~61,556 million decreased due to the change in the scope of consolidation.

b. Interest expense
The Group has reclassified hybrid securities from corporate bond under K-GAAP to non-controlling interests, related interest income is included in gain or loss on non-controlling interests. In addition, amortized interest expenses regarding financial liabilities and exchange rate applied when translating interest expense of foreign currency denominated financial liabilities result in a change in interest expense. As a result, a decrease of ~~W~~41,533 million has been recognized in interest expense. Furthermore, interest expense has decreased by ~~W~~32,060 million due to the change in the scope of consolidation.
c. Net fees income
Changes in a consolidation scope altered net fees income. Fees in accordance with loans and receivables and financial guarantee contract are deferred and recognized using the effective interest rate method. As a result, a decrease of ~~W~~22,234 million has been recognized in net fees income. In addition, ~~W~~7,528 million has decreased due to the change in the scope of consolidation.
d. Dividend income
The Group has recognized an increase of ~~W~~70,256 million due to the variation of the scope of consolidation.
e. Gains on financial assets at FVTPL
Reclassification of financial instruments and fair value measurement result in a change in financial assets accordingly, an increase of ~~W~~39,600 million has been recognized in the gain on financial assets at FVTPL. In addition, ~~W~~81,560 million has decreased due to the change in the scope of consolidation.
f. Gains on AFS financial assets
Reclassification of financial instruments and fair value measurement result in a change in financial assets and accordingly, a decrease of ~~W~~24,104 million has been recognized in the gain on AFS financial assets. In addition,~~W~~73,038 million has increased due to the change in the scope of consolidation.
g. Impairment on credit loss
Calculation methodology and a consolidation scope of provisions, allowance for unused commitment and payment guarantee result in a change in credit loss and accordingly, an increase of ~~W~~79,897 million has been recognized in the impairment on credit loss. In addition, ~~W~~49,994 million has increased due to the change in the scope of consolidation.
h. Other operating income (expense)
The exchange rate applied when translating and trading gain or loss on foreign currency, re-measurement of tangible assets regarding fluctuating value of depreciation, annual leave compensation expense, and defined benefit plan altered other operating income or expense. As a result, an increase of ~~W~~228,017 million has been recognized in other operating income (expense). In addition, ~~W~~152,416 million has decreased due to reclassification. Furthermore, ~~W~~121,882 million has increased due to the change in the scope of consolidation.
i. Share of profits of jointly controlled entities and associates
~~W~~6,920 million decreased due to the change in the scope of consolidation.
J. Income tax expense
Changes in deferred tax asset and liability due to the fluctuating value of asset and liability altered income tax expense and accordingly, an increase of ~~W~~2,580 million has been recognized in income tax expense.
k. Other comprehensive income
~~W~~71,645 million has increased due to the reasons such as reclassification of financial assets and gap derived from fair value valuation. In addition, ~~W~~1,591 million has decreased due to the change in the scope of the consolidation.

„ Details of cash flow adjustments
In accordance with K-IFRS, the Group adjusted cash flows of relevant revenue (expense) and assets (liabilities) to separately present interest receivables, interest payment, dividend income, and current tax that were not presented separately under K-GAAP. There is no other significant difference between the statements of cash flows presented under the provisions of K-IFRS and K-GAAP.
45. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management improvement plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and Adjusted operating income (AOI) per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.
(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.
(3) In addition on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and Implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.